Form 20-F
period 2025-12-31
Central North Airport Group
filed 2026-04-30
CIK 1378239

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2025
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

A significant portion of our revenues derive from government regulated aeronautical fees charged to airlines and passengers in connection with the operation and use of our airport infrastructure. In, 2023, 2024 and 2025, aeronautical services accounted for 61.8%, 60.6% and 63.8%, respectively, of our total revenues, and 77.3%, 74.8%, and 74.7%, respectively, of our combined aeronautical and non-aeronautical revenues. The Mexican government sets maximum allowable rates for these charges which are reviewed periodically. These regulations may limit our flexibility to operate, which could result in a material adverse effect on our business, results of operations, prospects and financial condition. In addition, several of the regulations applicable to our operations that affect our profitability are authorized or determined by the Ministry of Infrastructure, Communications and Transportation every five years. Except under limited circumstances, we cannot unilaterally change the terms of our Master Development Programs, including the amounts of any agreed commitments and the requirement to provide a public service established in our concessions, nor can we increase the maximum tariffs under these regulations should the passenger traffic or other underlying assumptions change during the applicable five-year term.

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

Although our Master Development Program for the five-year term from 2026 to 2030 was approved on December 18, 2025 by the Ministry of Infrastructure, Communications and Transportation and maximum tariffs through 2030 have been set, we cannot predict what our future Master Development Programs and maximum tariffs beyond 2030 will be under our future Master Development Programs. The laws and regulations governing our business, including the rate-setting process and the Mexican Airport Law, may also be amended in the future or be applied or interpreted in a way that could have a material adverse effect on our business, results of operations, prospects and financial condition.

Our results of operations may be adversely affected by required efficiency adjustments to our maximum tariffs.

Our maximum tariffs are subject to annual efficiency adjustments determined by the Ministry of Infrastructure, Communications and Transportation, which have the effect of reducing our maximum tariffs for each year to reflect projected efficiency improvements. For the five-year period ending December 31, 2025, the maximum tariffs applicable to our airports were subject to an annual efficiency adjustment of 0.7% in real terms. For the five-year period from January 1, 2026 through December 31, 2030, maximum tariffs are subject to an annual efficiency adjustment of 0.8% in real terms, in each case as determined in the applicable five-year review under the current tariff regulation framework.

The Ministry of Infrastructure, Communications and Transportation will determine the efficiency adjustment applicable to our maximum tariffs for the five-year term beginning January 2031, and for subsequent periods. See “Item 4. Information on the Company—Regulatory Framework—Revenue Regulation—Methodology for Determining Future Maximum Tariffs.” We cannot provide assurance that we will achieve efficiency improvements sufficient to maintain or increase our operating income as a result of the progressive decrease in each of our airports’ maximum tariffs.

We cannot predict how the regulations governing our business will be applied.

We are subject to several laws and regulations, including the terms of our concessions, as well as to the oversight of various regulatory authorities. Failure to comply with the terms of our concessions, the Mexican Airport Law and its regulations, other laws applicable to us, directives issued by an administrative agency or government authority may result in a range of sanctions. We cannot predict the specific sanctions that could be imposed on us for violations to our applicable regulations and it may be difficult to ensure our compliance thereof. In addition, we cannot assure you that the price regulation framework applicable to our operations will not be amended in the future to impose further restrictions on our operations or to regulate additional sources of revenues.

On December 20, 2024, a constitutional reform on organic simplification was published in the Official Gazette of the Federation which dissolved the Federal Economic Competition Commission (Comisión Federal de Competencia Económica, or “COFECE”) and the Federal Telecommunications Institute (Instituto Federal de Telecomunicaciones, or “IFT”) and ordered the issuance of new antitrust legislation (the “Antitrust Constitutional Amendment”). Subsequently, and pursuant to the Antitrust Constitutional Amendment, on July 16, 2025, the Mexican Federal Antitrust Law (Ley Federal de Competencia Económica) was amended to incorporate the changes ordered therein as well as additional amendments. On October 16, 2025, the National Antitrust Commission (Comisión Nacional Antimonopolio, or “Antitrust Commission”) was created as a decentralized authority sectorized to the Ministry of Economy (Secretaría de Economía), with operational and technical autonomy. Aside from the Antitrust Commission’s organic statute –which establishes the internal rules for its operation– no secondary antitrust regulations have been issued as of today, and the regulatory provisions, guidelines, and other instruments previously issued by COFECE remain in force to the extent they do not conflict with the amended Mexican Federal Antitrust Law.

As a result of these changes to Mexico’s antitrust framework and the incipient activity of the Antitrust Commission, it is not possible to predict any future measures, rules, recommendations, guidelines, or conditions that the Antitrust Commission may issue or adopt that could limit or restrict our aeronautical and/or non-aeronautical revenues.

On May 3, 2023, the Airports Law (Ley de Aeropuertos) was amended to introduce several changes, including (i) the new administrative nature of the Mexican Federal Civil Aviation Agency from a regulatory agency to a decentralized administrative entity (órgano administrativo desconcentrado) of the Ministry of Infrastructure, Communications and Transportation; (ii) enhancing the regulatory and supervisory responsibilities of the Mexican Federal Civil Aviation Agency over civil aviation matters, which were previously assigned to the Ministry of Infrastructure, Communications and Transportation, including the issuance of technical and administrative regulations applicable to the Master Development Programs; (iii) coordinating security regulations to restore Mexico’s FAA safety rating to Category 1 (which was recovered in September, 2023); (iv) authorizing the Ministry of Infrastructure, Communications and Transportation to grant, for an indefinite term, assignments to state-owned entities for the management, operation, and, if applicable, construction of airports; (v) the requirement to notify the Ministry of Infrastructure, Communications and Transportation or the Mexican Federal Civil Aviation Agency of any amendments to their bylaws, early dissolution, change of purpose, merger, transformation, spin-off and any transfer of shares, even if these do not result in a change of control of the holder of the concession; and (vi) establishing that the concession may be terminated if sanctions are imposed more than twice for the same violation, such as exceeding an airport’s maximum tariff, within a 10-year period. See “Item 3. Key Information—Risk Factors—Risks Related to the Regulation of Our Business— We cannot predict how the regulations governing our business will be applied.” As of the date of this filing, these amendments have not affected our operations; nonetheless, we cannot determine whether these could affect the Mexican economy or our operations in the future.

The regulations pursuant to which the maximum tariffs applicable to the aeronautical revenues are established do not guarantee that our consolidated results of operations, or the results of operations of any of our airports, will be profitable, or that we will realize the expected return on investment.

The regulations applicable to our aeronautical activities limit the annual maximum tariff we can charge at each airport. Such annual maximum tariff is the maximum annual amount of revenues from services subject to price regulation that we may earn per “workload unit,” which is defined as one passenger or 100 kilograms (220 pounds) of cargo.

On December 18, 2025, the Ministry of Infrastructure, Communications and Transportation approved the maximum tariffs we can charge at our airports for the five-year period from January 1, 2026, through December 31, 2030. For a discussion of the framework for establishing its maximum tariffs and the application of the rates, see “Item 4. Information on the Company—Regulatory Framework—Revenue Regulation.”

Under the terms of our concessions, maximum tariffs may be periodically adjusted for inflation, determined by reference to the Mexican Producer Price Index, excluding oil (Índice Nacional de Precios al Productor, excluding oil). Additional adjustments to our maximum tariffs may be requested by us under certain circumstances, including, required capital investments not included in our Master Development Programs, reductions in capital investments resulting from lower passenger traffic due to adverse macroeconomic conditions in Mexico, or modifications to the taxes payable under our concessions, in each case subject to the approval of the Ministry of Infrastructure, Communications and Transportation and only if the specific conditions set forth in the applicable concession title and tariff regulation framework have been satisfied. There can be no assurance that any such request will be made or if it were made, that it would be approved. If a request to increase an airport’s maximum tariffs is not granted, our results of operations and financial condition could be adversely affected, and the value of Series B Shares and ADSs could decline.

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

In 2023, 2024 and 2025, 3.3%, 4.5% and 5.4%, respectively, of our total passenger traffic was attributable to passengers travelling through our airports on flights to or from the United States operated by Mexican Airlines. We cannot be certain of how long this rating will be maintained and we cannot predict what impact a downgrade would have on our passenger traffic or results of operations, or on the public perception of the safety of our airports.

If we exceed the maximum tariff at any airport at the end of any year, we could be subject to sanctions.

Historically, we have set the tariffs we charge for aeronautical services at each airport to be as close as possible to the authorized maximum tariff for that airport in any given year. In 2025, the revenues we received from services subject to maximum tariff regulation across all of our airports represented 97.4% of the total permissible amounts under the established maximum tariffs. We may not be able to establish tariffs in the future that allow us to collect substantially all of the revenues we are entitled to earn from services subject to price regulation.

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

The peso has experienced significant volatility against the U.S. Dollar in recent years. According to the Board of Governors of the Federal Reserve System, from December 31, 2024 to December 31, 2025, the peso appreciated from Ps. 20.86 per U.S.$1.00 on December 31, 2024 to Ps.18.00 per U.S.$1.00 on December 31, 2025, after having depreciated, from Ps. 16.90 per U.S.$1.00 on December 31, 2023 to Ps. 20.86 per U.S.$1.00 on December 31, 2024 a depreciation of 23.4%. On April 24, 2026, the exchange rate was Ps. 17.39 per U.S.$1.00.

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

During the fourth quarter of 2023 and the first quarter of 2024, the Ministry of Infrastructure, Communications and Transportation awarded several airport concessions to state-owned companies in which the Mexican military (including some of the airports previously managed by ASA) holds the majority interest either through the Ministry of National Defense (Secretaria de la Defensa Nacional) or the Ministry of the Navy (Secretaria de Marina). As a consequence of these awards, Mexico’s military has consolidated its presence as an airport operator which, as of the date of this report, oversees more than 20 airports across Mexico, including Mexico City International Airport and the Felipe Angeles International Airport, according to press releases made by the Ministry of National Defense and the Ministry of the Navy. These airports served collectively 5.1 million passengers in 2025, an increase of 1.6% as compared to 2024. The AICM officially reported 44.6 million passengers in 2025, representing a decrease compared to 2024, while the AIFA officially reported 7.05 million passengers.

In the future, we may encounter competition from Aeropuerto del Norte, an airport near Monterrey, which is operated under an assignment granted on April 30, 2024, by the Ministry of Infrastructure, Communications and Transportation to Grupo Aeroportuario, Ferroviario de Servicios Auxiliares y Conexos, Olmeca-Maya-Mexica, an entity managed by the Ministry of Defense. As of the date of this report, Aeropuerto del Norte has no commercial air traffic. We cannot assure you that Aeropuerto del Norte, will not expand its operations to include commercial aviation, which could result in increased competition for us.

In addition to the foregoing, on October 31, 2025, commercial operations resumed at the Saltillo International Airport (Aeropuerto Internacional Plan de Guadalupe) located in Ramos Arizpe, Coahuila, within approximately 98 kilometers (61 miles) from our Monterrey International Airport. The Saltillo International Airport is owned by the State of Coahuila and, since the fourth quarter of 2025, has been operated by a third party. Although passenger traffic at the Saltillo International Airport in 2025 remained limited (approximately 17,500 passengers according to the Mexican Federal Civil Aviation Agency), the Saltillo metropolitan area is located within the broader catchment area of our Monterrey International Airport, and we cannot assure you that the modernization of the Saltillo International Airport and the expansion of commercial routes operated therefrom will not result in increased competition for our Monterrey International Airport.

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

Under amendments to the Federal Fiscal Code that entered into force in 2022, Mexican taxpayers, including us and our subsidiaries, are required to identify, maintain as part of their accounting records and make available to the Mexican tax authorities upon request, information concerning their beneficial owners (beneficiarios controladores), including with respect to legal entities, trusts and other legal arrangements. Failure to comply with this obligation, or compliance that is incomplete, inaccurate or not kept up to date, may result in fines ranging from Ps.500,000 to Ps.2,000,000 per beneficial owner and the issuance of a negative tax compliance opinion (opinión negativa de cumplimiento de obligaciones fiscales) by the Mexican tax authorities, which could, in turn, restrict our ability to contract with governmental entities, obtain tax refunds and conduct certain transactions.

For fiscal year 2025, no material amendments were made to the tax legislation applicable to us, including the Income Tax Law, the Value Added Tax Law, the Excise Tax Law or the Federal Tax Code.

On November 7, 2025, the Mexican government published in the Federal Official Gazette (Diario Oficial de la Federación) the decrees implementing the 2026 Economic Package, which amended, among others, the Federal Fiscal Code, the Federal Revenue Law, the Excise Tax Law and related provisions of the Income Tax Law and Value Added Tax Law, and became effective on January 1, 2026. These reforms do not modify the statutory corporate income tax rate applicable to us or introduce new taxes on our core aeronautical or non-aeronautical activities. However, they are principally directed at strengthening the audit, enforcement and collection powers of the Mexican tax authorities, and include, among other matters: (i) broader authority for the Tax Administration Service (Servicio de Administración Tributaria, or “SAT”) to review the substance and materiality of transactions supported by digital tax invoices (comprobantes fiscales digitales por Internet, or “CFDI”); (ii) expanded grounds for the temporary restriction of digital seal certificates (certificados de sellos digitales) and for the denial or cancellation of taxpayer registrations; (iii) stricter rules in connection with tax audits, the guarantee of tax liabilities, penalties and surcharges; (iv) reinforced presumptions and potential criminal consequences in cases of tax non-compliance; and (v) increased information-reporting and traceability obligations. As a result, taxpayers operating in Mexico, including us, may be subject to increased scrutiny, more frequent audits, higher compliance costs and a greater risk of adverse tax assessments. As of the date of this report, we do not expect these reforms to have a material adverse impact on our results of operations, although we continue to monitor their implementation and the administrative rules to be issued by SAT.

Changes to Mexican customs, foreign trade and tariff laws and regulations could materially and adversely affect our business, results of operations and financial condition.

In recent years, the Mexican government has implemented changes to the customs and foreign trade framework applicable to companies operating in Mexico. The terms of our concessions do not exempt us from any changes to Mexican customs, foreign trade or tariff laws and regulations. Should the Mexican government implement changes to such framework that result in materially higher import duties, stricter compliance requirements, or greater enforcement exposure, we could incur in higher costs and operational disruptions that could materially and adversely impact operations, financial condition or results of operations. In addition, changes to the Mexican Constitution or to any other Mexican laws (including foreign trade-related decrees and administrative rules) could also have a material adverse impact on our business, results of operations, prospects and financial condition.

Our business is particularly sensitive to these risks because we depend on the timely importation of equipment, spare parts and materials to develop, maintain and operate airport infrastructure (including security and screening equipment, IT and communications systems, specialized machinery and maintenance parts, and construction materials). Delays at customs, additional documentary requirements, or changes affecting tariff classification and duty rates could increase project and maintenance costs and extend execution timelines. Furthermore, because a significant portion of our revenues is derived from government-regulated aeronautical fees subject to maximum allowable rates and periodic reviews, we may not be able to fully pass through increases in customs-related costs during the applicable regulatory period, which could adversely affect our margins and our ability to meet service standards and investment commitments.

On November 19, 2025, a decree was published reforming, adding and repealing various provisions of the Mexican Customs Law (Ley Aduanera), with most provisions entering into force on January 1, 2026 (subject to certain transitional provisions). In addition, the General Foreign Trade Rules for 2026 (“RGCE”) were published on December 27, 2025, and became effective on January 1, 2026, and may introduce or adjust operational and compliance obligations applicable to importers and other supply-chain participants. Separately, on December 29, 2025, a decree was published reforming numerous tariff items under the Tariff Schedule (Tarifa de la Ley de los Impuestos Generales de Importación y de Exportación) (“TIGIE”) of the General Import and Export Tax Law (Ley de los Impuestos Generales de Importación y de Exportación) (“LIGIE”), effective January 1, 2026, modifying duty rates applicable to a significant number of tariff lines. These developments reflect a broader trend toward heightened control, audit and enforcement in customs and foreign trade, and may increase compliance costs, the frequency and intensity of audits, and the risk of adverse determinations related to tariff classification, valuation, origin and the satisfaction of import requirements.

As a result, companies that engage in cross-border trade in Mexico may face increased scrutiny, more frequent audits, higher compliance costs and a greater risk of adverse customs determinations. There can be no assurance that future interpretations or enforcement criteria adopted by Mexican authorities will not adversely affect our operations, financial condition or results of operations.

Changes to Mexican labor laws and regulations applicable to us could have an adverse effect on our results of operations.

Mexico has implemented significant labor reforms in recent years, and additional reforms are currently being implemented, which have increased and may continue to increase our compliance obligations and labor costs. The terms of our concessions do not exempt us from any changes to Mexican labor laws.

Amendments to the Mexican Federal Labor Law enacted in 2019 strengthened collective bargaining rights, allowed the coexistence of multiple unions within a workplace and introduced new union legitimization requirements. Currently, all of our unionized employees, who are employed by our airport subsidiaries, are represented by a national union of airport workers that operates across Mexico. To the extent unionized airport workers seek to create or join new unions, or to materially modify the conditions agreed with us and other Mexican airport operators, our operations could be adversely affected by union activities, including organized strikes or other work stoppages. Any increased demands by our unionized workers may lead to higher labor costs, which could have a negative impact on our results of operations. See “--Collective labor conflicts in Mexico could have an adverse impact on our results of operations” and “--If a change in relations with our labor force should occur, such a change could have an adverse impact on our results of operations.”

On April 23, 2021, the Mexican government published a decree pursuant to which several amendments were made to the Federal Labor Law, Income Tax Law, Value Added Tax Law, among others, in order to prohibit outsourcing of personnel, limit contracting and amending profit-sharing rules. The amendments became effective April 24, 2021, except for certain legal provisions that became effective August 1, 2021. Among the most important amendments made were: (i) prohibition of outsourcing of personnel, however the provision of specialized services or the execution of specialized works (through external providers or companies within the same business group) is still allowed, only to the extent the services provided are not part of the corporate purpose or the primary economic activity of the company receiving the services; (ii) joint and several liability of companies hiring specialized services with a contractor who fails to comply with its labor obligations; (iii) companies that provide specialized services will require to be registered with the Ministry of Labor and Social Welfare (Secretaría del Trabajo y Previsión Social, or “STPS”); (iv) increase in fines for violation of the rules; and (v) payments related to contracting of personnel will not be deductible for income tax purposes and the value added tax corresponding to these payments will not be creditable. In order to comply with these regulations, we transferred certain employees to our airport subsidiaries, terminated certain third-party contracting services and ensured that our remaining contracted service providers complied with the new regulation. None of these regulatory amendments, nor the actions we took in response thereto, have had any material impact on our results of operations or our financial condition, and we do not expect any material impact in the future.

On March 3, 2026, an amendment to Article 123, Section A of the Mexican Constitution was published in the Federal Official Gazette (Diario Oficial de la Federación) and became effective on that date, providing for the gradual reduction of the maximum statutory workweek from 48 to 40 hours. Pursuant to its transitional provisions, the maximum workweek will be reduced by two hours per year beginning on January 1, 2027, reaching 40 hours on January 1, 2030. The constitutional amendment expressly provides that the reduction in working hours may not result in any decrease in wages or benefits, confirms the right to at least one full paid day of rest for every six days worked, and prohibits overtime work by employees under the age of 18. The Mexican Congress has 90 days from publication of the constitutional amendment to amend the Federal Labor Law to harmonize secondary legislation with the reform, and additional administrative rules, including with respect to attendance and working-time controls, are expected to be issued by the STPS. This reform is expected to increase our labor costs, require adjustments to our work shifts and staffing arrangements and increase our compliance burden, particularly at our airports, where operations are continuous and require around-the-clock coverage. We are currently assessing the potential operational and financial impact of the reform; however, we cannot yet quantify such impact or predict the final scope of the secondary legislation and administrative rules.

On January 15, 2026, a federal decree was published in the Federal Official Gazette (Diario Oficial de la Federación) amending the Federal Labor Law and other statutes to reinforce the Mexican legal framework on equality, non-discrimination and the right to a workplace free from violence, and imposing new workplace training obligations focused on the prevention of violence against women. Compliance with these new obligations may increase our administrative and training costs.

In addition, we continue to be subject to Mexican Official Standard NOM-035-STPS-2018, which requires employers to identify and prevent psychosocial risk factors in the workplace, and to the regulations governing remote working conditions under Article 311 of the Federal Labor Law and NOM-037-STPS-2023. While we believe we are in compliance with these regulations, we cannot predict whether employees will claim violations, or whether future enforcement actions, regulatory interpretations or additional labor initiatives could increase our operating expenses or administrative burden. We cannot predict the extent to which future labor reforms, union activities or regulatory enforcement could affect our workforce management, operating costs or financial condition.

Recent changes to the Energy laws in Mexico could have an adverse effect on our principal energy supply agreement.

Mexico has enacted significant reforms to the electricity sector through constitutional amendments in 2024 and implementing legislation published in March 2025, including the Law of the Electric Sector (Ley del Sector Eléctrico, or “LES”), which replaced the prior legal framework. The LES increases the role of the Federal Electricity Commission (“CFE”) in the organization and operation of the electricity sector and introduces binding planning instruments that may influence generation, transmission and supply conditions. The framework also contemplates that the State, through CFE, will maintain a majority share of electricity injected into the National Electric Grid, which may affect market dynamics, pricing and access to competitive electricity supply.

Under the LES, legacy projects structured under prior self-supply regimes may remain in force until their original expiration dates but may not be extended and could be subject to modifications in regulatory conditions, including wheeling charges, tariffs, metering requirements or technical standards. These changes could increase the capital expenditures and operating costs associated with electricity procurement.

In 2017, we entered into a self-supply agreement (the “SSA”) under the self-supply (autoabasto) legal Mexico framework with a wind electricity generator. Our SSA is scheduled to expire in 2028 and supplied approximately 76.6% of our electricity consumption in 2025. While this agreement is expected to remain in force under current transitory provisions of the LES until its contractual expiration, future regulatory or market developments affecting legacy arrangements could increase the cost of, or limit access to, electricity supplied under this agreement. Following the expiration of the agreement, the evolving structure of the Mexican electricity market, including increased State participation and sector planning mechanisms, could limit our ability to procure electricity on terms comparable to those historically available under the self-supply regime, which could adversely affect our operating costs and results of operations.

Risks Related to Our Operations

Economic, political and regulatory developments in the United States could have an adverse effect on Mexico and our operations.

Economic conditions in Mexico are highly correlated with economic conditions in the United States due to the high degree of economic activity between the two countries, including trade facilitated by the United States-Mexico-Canada Agreement (“USMCA”), as well as physical proximity. Adverse economic, political or regulatory developments in the United States could therefore have a material adverse effect on our business, financial condition and results of operations. In addition, changes in U.S. monetary policy, inflation or interest rates, or a deterioration in U.S. economic conditions, could reduce demand for leisure and business travel to and within Mexico, negatively affect airline capacity and route planning, and reduce passenger traffic at our airports, which could materially adversely affect our business, financial condition and results of operations. Moreover, disruptions affecting cross border supply chains and logistics, whether due to enhanced inspections, regulatory measures or operational constraints at U.S. ports of entry, may adversely affect economic activity in Mexico and could also affect the availability, timing and cost of imported equipment and parts used in our airport operations and expansion projects.

The U.S. - Mexico bilateral relations and policy uncertainty could have an adverse effect on our business.

While the Mexican and U.S. governments have historically been able to reach understanding on bilateral issues, we cannot assure you that such cooperation will continue or that the U.S. government will not impose additional policies affecting Mexico that could materially adversely affect our business. The bilateral relationship remains subject to political developments in both countries, and policy changes by either government could negatively impact economic activity, trade flows and cross-border travel, any of which could have a material adverse effect on our business, financial condition and results of operations. For instance, changes in U.S. immigration, border, customs, security, sanctions or travel policies, or heightened enforcement at the U.S.-Mexico border, could reduce cross-border mobility, increase friction for travelers, and discourage tourism and business travel to Mexico. Any reduction in passenger traffic, changes in airline demand, or disruptions to cross-border travel patterns could adversely affect our operations and results. In addition, the U.S. government may adopt trade-related or national security measures, including tariffs, import restrictions, export controls, or other actions affecting Mexico or certain industries. Such measures could reduce trade flows, weaken economic activity, increase volatility in foreign exchange rates and financing conditions, and adversely affect demand for air travel and cargo services in Mexico, which in turn could adversely affect passenger volumes at our airports and related commercial revenues.

Large scale international events, including acts of terrorism, wars and military action worldwide, could have a negative impact on international air travel and our revenues.

Global markets have experienced and are experiencing volatility and disruption due to geopolitical tensions, including Russia’s ongoing war against Ukraine, conflicts and regional instability in the Middle East, and recent developments in Venezuela, including direct U.S. military action on January 3, 2026 that resulted in the capture and extraction of former President Nicolás Maduro, and subsequent statements by U.S. President Trump that the United States would administer a transitional period in Venezuela. These events have drawn international attention, prompted global diplomatic reactions and contributed to uncertainty regarding regional stability.

In October 2025, Israel and Hamas reached a renewed ceasefire agreement as part of a broader international peace framework, although subsequent reports of breaches have contributed to ongoing instability in the region. The United Nations has reinstated sanctions on Iran in connection with its nuclear program, and the United States has intensified sanctions targeting entities associated with the financing of Hamas and Hezbollah. On February 28, 2026, the United States and Israel launched coordinated military strikes against Iranian military, governmental and nuclear-related facilities, significantly escalating geopolitical tensions in the Middle East. Iran has responded with missile and drone strikes against Israel and U.S. military installations across the region, and hostilities remain ongoing as of the date of this annual report. The extent and duration of this conflict and any further escalation thereof are highly unpredictable, but could contribute to sustained volatility in energy markets, disruptions to global trade routes, and instability in financial markets. Any of these developments, as well as any resulting reduction in air travel demand, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Such geopolitical events have historically caused significant volatility in commodity prices (including, but not limited to fuel), credit and capital markets, as well as supply chain interruptions. These conflicts have also caused market and supply chain disruptions, which may have a material adverse effect on the travel industry and therefore our business, financial condition, cash flows and results of operations. See also “—Variations in international fuel prices could directly or indirectly adversely affect our business and results of operations.” Continued hostilities, or the fear of or the precautions taken in anticipation of any potential military attack, invasion or conflict such as elevated national threat warnings, travel restrictions, selective cancellation or redirection of flights and new security regulations, among others, (and any related economic impact of such events) could result in decreased passenger traffic and increased costs to the air travel industry as a result of new security requirements and, as a result, could cause a material adverse effect on our business, results of operations, prospects and financial condition.

The duration and outcome of ongoing conflicts remain difficult to predict. Any escalation of these conflicts and the related economic sanctions imposed as a result of these conflicts could lead to significant market disruptions, reduced passenger demand, or constrained airline operations.

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

Changes in U.S. trade policy, including the United States Trade Representative (USTR) actions and the upcoming USMCA joint review, could adversely affect our business.

Our business may be affected by developments in U.S. trade policy, particularly in relation to Mexico. Economic conditions in Mexico are highly correlated with economic conditions in the United States, and trade flows supported by the United States–Mexico–Canada Agreement (“USMCA”) are an important driver of economic activity and business travel in Mexico. Accordingly, adverse U.S. trade policy developments that disrupt cross-border trade, supply chains, investment decisions or industrial activity in Mexico could reduce passenger demand and adversely affect our business, financial condition and results of operations.

In 2025, the U.S. government announced and pursued a more assertive trade policy posture, including the use of “reciprocal” tariff concepts and other trade tools. In addition, U.S. tariff actions and related guidance in 2025 reflected an approach under which certain imports from Canada and Mexico that do not claim or qualify for USMCA preferential treatment could face additional duties, alongside broader tariff actions affecting other trading partners and sectors. The medium- and long-term direction of U.S. trade policy, including the potential implementation of additional tariffs, import restrictions, or other measures (and the removal or modification of existing measures), remains highly uncertain. Any such actions could increase costs, weaken economic activity, reduce trade flows, and discourage investment in Mexico, including in industrial and manufacturing regions that generate significant business travel.

The scheduled July 1, 2026, joint review of the USMCA could also result in changes, new enforcement approaches, or heightened uncertainty that negatively affect Mexico’s trade conditions, economic growth, or foreign direct investment. The USMCA includes a “review and term extension” mechanism requiring the parties to conduct a joint review on the sixth anniversary of the agreement’s entry into force (July 1, 2026). In preparation for this process, USTR publicly announced and held a public hearing in December 2025 regarding the operation of the USMCA in advance of the July 2026 joint review. In Mexico, the federal government, through the Ministry of Economy (Secretaría de Economía), has also initiated formal preparations and consultation processes with stakeholders in connection with the 2026 USMCA review, including public notices and consultation activities.

We cannot predict the full impact of these developments on trade, travel, or investment, nor the outcome of the USMCA joint review or any related bilateral or trilateral negotiations. However, any sustained disruption to global supply chains or to the Mexican economy—particularly adverse effects on industrial regions such as Monterrey and Chihuahua, which generate a significant share of business travel—could materially affect our financial condition, results of operations, cash flows, prospects and/or the market price of our ADSs.

U.S. immigration policy and border enforcement could negatively affect our operations.

The U.S. government has reinstated and expanded border controls, suspended certain asylum programs, revoked visas and imposed restrictions on certain visa categories. While air travel remains unaffected, increased scrutiny may deter travel by visa holders. Additional restrictions under the Immigration and Nationality Act are under consideration. Any restrictions on travel between Mexico and the United States could reduce international passenger traffic.

Any further restrictions on immigration or cross-border movement could materially reduce passenger traffic at our Mexican airports, particularly those serving border communities and major metropolitan areas with significant cross-border travel demand. Such restrictions could have a material adverse effect on our passenger traffic volumes, revenues and results of operations.

Our business could be adversely affected by a downturn in the global economy, particularly with regard to the U.S. economy.

The air travel industry, and consequently our business, is substantially influenced by global economic conditions, and more precisely by economic conditions in Mexico and the United States. In 2023, 2024 and 2025, 79.1%, 79.2% and 80.1%, respectively, of all passengers on international flights in our airports arrived or departed on flights originating in or departing to the United States, and 21.5%, 24.1% and 25.6% of our revenues from passenger charges in 2023, 2024 and 2025, respectively, were derived from charges imposed on international passengers. Similarly, in 2023, 2024 and 2025, 88.9%, 87.0% and 86.4%, respectively, of all passengers in our airports traveled on domestic flights, and 78.5%, 75.9%, and 74.4% respectively, of our revenues from passenger charges for 2023, 2024 and 2025 derived from domestic passenger charges.

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

Geopolitical and economic tensions, including volatility associated with changes in U.S. trade and foreign policy, have contributed to uncertainty in global markets, fluctuations in currency exchange rates and interest rates, and disruptions in supply chains and consumer demand.

If such conditions persist or intensify, they could lead to increased input costs, disrupted operations, reduced cross-border commerce and a deterioration of global economic conditions, potentially resulting in a recession. A slowdown in global trade and economic activity could adversely affect both business and leisure travel, and, consequently, passenger traffic at our airports.

Higher tariffs or other trade-restrictive measures could reduce cross-border goods movement between Mexico and the United States, Mexico’s principal trading partner, and could also weaken industrial activity and investment in Mexico. Any sustained decline in trade flows or economic activity—particularly in key industrial regions that generate significant business travel—could materially and adversely affect our operations and financial results. In addition, heightened trade friction and volatility may increase costs across our supply chain and those of our commercial tenants.

Our non-aeronautical revenues could be adversely affected if airport tenants (including retailers, food and beverage operators and other concessionaires) face higher input costs or reduced consumer demand, which could compress their margins and negatively affect their financial condition and their ability to meet contractual obligations or renew leases on favorable terms. To the extent these pressures reduce sales and profitability of our tenants, our commercial revenues may be adversely affected.

Furthermore, increased costs of construction materials, specialized imported equipment and spare parts, and longer procurement lead times could delay, reduce or increase the cost of airport expansion, maintenance or refurbishment projects. Because a significant portion of our revenues is derived from regulated aeronautical fees subject to maximum allowable rates and periodic reviews, we may not be able to fully or promptly pass through increased costs or delays, which could adversely affect our margins and our ability to meet service levels and investment commitments contemplated in our Master Development Programs and concessions.

Variations in international fuel prices could directly or indirectly adversely affect our business and results of operations.

International fuel prices, which represent a significant cost for airlines, have experienced significant volatility in recent years. In the past, increased costs were among the factors leading to cancellations of routes, decreases in flight frequencies, and, in some cases, even contributing to bankruptcy filings by some airlines. As a result, fluctuations in fuel prices may adversely affect airline capacity, route planning and pricing strategies, which could reduce passenger traffic and negatively impact demand for services at our airports.

Our business remains vulnerable to hydrocarbon price volatility, which has been significantly influenced by geopolitical developments, including the ongoing military conflict between Russia and Ukraine. This conflict, together with sanctions imposed on Russian energy exports and efforts by Russia to adjust oil and gas production levels in response to such measures, has contributed to uncertainty and volatility in global energy markets. Any actions by Russia to increase production, redirect exports or otherwise influence global energy supply in order to finance its activities or respond to sanctions may further exacerbate price volatility, with indirect adverse effects on airline operating costs and air travel demand.

In addition, geopolitical developments involving other major oil-producing countries, including Venezuela and Iran, continue to contribute to uncertainty in global energy markets. Following U.S. military strikes against three Iranian nuclear sites on June 21, 2025, and the coordinated U.S. and Israeli military strikes against Iranian military, governmental and nuclear-related facilities on February 28, 2026, hostilities among the United States, Israel and Iran have continued, with reciprocal strikes reported across the region as of the date of this annual report. Restrictions, sanctions or enforcement actions affecting Venezuelan and Iranian crude exports, as well as any further escalation of political or military tensions in those regions, may disrupt global oil supply, increase transportation costs through the Strait of Hormuz or other key trade routes, or increase market volatility. Conversely, sudden changes in sanctions regimes, enforcement intensity or export volumes from such countries could also lead to abrupt price movements. Either scenario may increase fuel cost uncertainty for airlines operating at our airports, which in turn could reduce demand for air travel and adversely affect our business, results of operations and financial condition.

Oil prices in 2025 were sensitive to continued geopolitical tensions. European Brent crude oil spot prices decreased from U.S.$ 77.69 per barrel on December 31, 2023 to U.S.$ 74.58 per barrel on December 31, 2024, and decreased from U.S.$ 74.58 per barrel on December 31, 2024 to U.S.$ 61.35 per barrel on December 31, 2025.

While no fuel shortages had a material impact on our operations in 2024 and 2025, higher or more volatile fuel prices may cause airlines serving our airports to reduce capacity, eliminate or postpone new routes, shift aircraft deployment to other markets, increase fares or delay investments. Any of these outcomes could result in reduced passenger traffic, lower revenues and could materially adversely affect our business, financial condition and results of operations.

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

In 2023, 2024 and 2025, approximately 36.0%, 33.0% and 29.6%, respectively, of our domestic passengers flew to or from our airports via Mexico City International Airport (Aeropuerto Internacional de la Ciudad de México, S.A. de C.V.). As a result, our domestic traffic is highly dependent upon the operations of Mexico City International Airport.

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

On August 28, 2023, the Mexican Federal Civil Aviation Agency (Agencia Federal de Aviación Civil) issued a resolution providing that, due to the capacity saturation at Mexico City’s ‘Benito Juarez’ International Airport (AICM), the maximum number of air traffic movements would be temporarily reduced to 43 operations (landings and takeoffs) per hour. The AICM subsequently implemented this reduction effective January 8, 2024.

On May 26, 2025, AFAC published in the Federal Official Gazette (Diario Oficial de la Federación) a resolution authorizing a temporary increase from 43 to 44 operations per hour, subject to continued compliance with airside and landside capacity and ongoing monitoring, and stating that any increase above 44 would require, among other conditions, prior compliance with the airport’s master development program and additional airspace and infrastructure analyses

In addition, pursuant to a Presidential decree issued in February 2023, all domestic and international cargo operators (with the exception of those that provide combined cargo and passengers operations) were required to relocate their operations from the AICM to the Felipe Angeles Airport. The implementation of this decree has affected cargo volumes and airline operations in recent periods.

There is still uncertainty about how the evolving roles of AICM and Felipe Ángeles Airport will affect scheduling, connectivity, passenger traffic to and from Mexico City, and we cannot assure you how further capacity adjustments could affect our results of operations.

We are dependent on information technology, and our systems and infrastructure face certain risks, including cybersecurity risks.

We are highly dependent on information technology systems and infrastructure to support and manage our operations. The continuous availability, integrity, and security of these systems are critical to the efficient operation of our business. Any significant failure, interruption, degradation, or unavailability of our critical information systems could adversely affect our ability to provide services at our airports, process accounts receivable, manage payments, safeguard security systems, and protect sensitive customer and operational data.

Our information systems require periodic modification, enhancement, and replacement to address technological advancements, evolving cybersecurity threats, regulatory requirements, and business growth. These initiatives may involve substantial capital expenditures, operational disruption, and significant allocation of management resources. Failure to implement such changes effectively or on a timely basis could adversely impact our operations.

Our systems and infrastructure are exposed to a variety of risks beyond our control, including natural disasters, catastrophic events, power outages, telecommunications failures, hardware or software defects, and other operational disruptions. They are also subject to cybersecurity risks, including computer viruses, ransomware, malware, phishing attacks, denial-of-service attacks, physical or electronic intrusions, insider threats, unauthorized access, and other cyber-attacks. Such events could result in system interruptions, data loss, corruption, or unauthorized disclosure of confidential information.

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

While we maintain insurance coverage for certain cyber and operational risks, the scope and limits of such coverage may not be sufficient to cover all potential losses, liabilities, fines, penalties, remediation costs, litigation expenses, or reputational harm arising from a significant information security incident.

We have implemented and continue to enhance a comprehensive cybersecurity framework designed to identify, protect against, detect, respond to, and recover from cybersecurity threats. These measures include the ongoing strengthening of security policies, procedures, and incident response protocols; periodic vulnerability assessments and penetration testing; implementation of backup and disaster recovery systems; deployment of antivirus and endpoint protection solutions; network segmentation; and next-generation firewalls, including perimeter defenses to monitor and filter internet traffic.

Despite these efforts, no cybersecurity strategy can provide absolute assurance against all threats. A successful cyber-attack or material systems failure could impair our ability to protect the confidentiality, integrity, and availability of information relating to our customers, suppliers, employees, and operations. Such an event could result in regulatory scrutiny, financial losses, operational disruption, reputational damage, and additional costs, any of which could materially and adversely affect our business, financial condition, results of operations, and liquidity.

Increased security and health-screening requirements following terrorist attacks, public health emergencies or similar events could increase our operating costs and disrupt airport operations.

Airports are subject to extensive security and safety requirements imposed by governmental authorities and aviation regulators. In response to terrorist attacks, credible security threats, pandemics or other public health emergencies, such as the global outbreak of COVID-19, authorities may impose enhanced passenger, baggage and cargo screening procedures, health-screening protocols or other security measures at airports.

Because a substantial majority of our international flights involve travel to and from the United States, we may be required to comply with security directives of the U.S. Federal Aviation Administration (“FAA”) in addition to the directives of Mexican aviation authorities.

Furthermore, under the Mexican Airport Law, we are currently responsible for inspecting passengers and their carry-on luggage before they board any aircraft and we may be liable to third parties for personal injury or property damage resulting from the performance of such inspection. We are also responsible for the implementation of measures for the adequate inspection of checked baggage in our airports. The implementation of additional screening measures may require airport operators to make significant investments in security infrastructure, screening technology, personnel, and operational procedures. These measures may also result in longer passenger processing times, congestion within terminals, operational disruptions or capacity constraints, which could adversely affect passenger experience and reduce demand for air travel.

In addition, enhanced security or health-related protocols may increase our operating and compliance costs and could require modifications to airport facilities, processes or staffing levels. In certain circumstances, these costs may not be fully recoverable through regulated airport tariffs, airline charges or other fees.

Any significant increase in security or health-screening requirements, particularly following terrorist incidents or public health crises, could therefore increase our costs and adversely affect passenger traffic, commercial activity at our airports and our financial results.

The operation of baggage screening equipment could increase our expenses and may expose us to greater liability.

The ICAO’s security guidelines require checked baggage on all international commercial flights and domestic commercial flights to undergo a comprehensive screening process for the detection of explosives. In some countries, such as the United States, the federal government (through the Transportation Security Administration, “TSA”) is responsible for screening checked baggage. On May 1, 2014 and July 1, 2016, the Mexican Bureau of Civil Aviation (currently the Mexican Federal Civil Aviation Agency, Agencia Federal de Aviación Civil or “AFAC”) published mandatory circulars CO SA-17.2/10 R3 and CO SA-17.9/16, respectively, which require that all airlines screen checked baggage and that all airports have screening equipment that complies with specified guidelines. Additionally, on October 7, 2022, the AFAC published mandatory circular CO-AV 17.5/07 R2 which sets the conditions for the safe transport of dangerous goods by air, and has been incorporated into our security and screening procedures.

We have purchased and installed screening equipment in all of our airports to facilitate compliance with the baggage screening guidelines, and our subsidiary, Servicios Complementarios del Centro Norte, S.A. de C.V., has operated the checked baggage screening system since March 1, 2012.

Between 2021 and 2025, we carried out a significant upgrade of our baggage screening infrastructure, including the replacement of a substantial portion of our legacy systems with Computer Tomography X-ray (CTX) screening equipment in order to comply with evolving regulatory and security standards. We expect to continue investing in screening technology under our Master Development Program for the 2026–2030 period, including planned screening-related investments at six additional airports (Acapulco, Reynosa, San Luis Potosí, Tampico, Torreón, and Zacatecas), subject to regulatory requirements and implementation schedules.

We incur ongoing expenses to maintain and operate this equipment and expect to incur ongoing expenses to maintain any equipment purchased. In the future, we could be required to undertake significant additional capital expenditures for items such as a new screening technology or additional equipment if screening guidelines are expanded further and require that additional steps be taken to comply with the requirements. In addition, the circular CO SA-17.9/16 requires that airports have alternative baggage screening methods in case the inspection technology becomes unavailable. On September 7, 2023, the Mexican Federal Aviation Agency published mandatory circulars establishing specific design requirements for the infrastructure required to protect airport facilities against acts of unlawful interference, including requirements with respect to baggage screening equipment.

Although we believe that we currently comply with applicable baggage screening and aviation security requirements, the Mexican Federal Aviation Agency may require additional investments or upgrades in the future. These additional capital expenditures and operating costs could restrict our liquidity and adversely affect our financial position. Although Mexican law generally places responsibility for screening checked baggage on airlines, the purchase, installation and operation of screening equipment at our airports may increase our exposure to liability as a result of our involvement in the screening process.

Competition from other tourist destinations could adversely affect our business.

The principal factor affecting our results of operations and business is the number of passengers using our airports. This number may vary based on several factors, many of which are beyond our control. In the case of our costal airports in Acapulco, Mazatlán and Zihuatanejo passenger travel can be affected by weather, natural disasters such as hurricanes or earthquakes, violence and increased criminal activity at the destination and attractiveness as desirable vacation destinations. Furthermore, our passenger traffic volume may be adversely affected by the attractiveness, affordability, and accessibility of competing tourist destinations in Mexico, such as Cancún, Puerto Vallarta and Los Cabos, or elsewhere, such as Florida, Puerto Rico, Cuba, Jamaica, the Dominican Republic and other Caribbean islands and destinations in Central America.

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

In 2025, approximately 82.7% of the sum of our aeronautical and non-aeronautical revenues were generated from seven of our thirteen airports and OMA Logística. The Monterrey airport generated the most significant portion of our revenues. The following table lists the percentage of the sum of aeronautical and non-aeronautical revenues generated at our airports, including the percentage of total revenues generated by our other subsidiaries:

For Year Ended
Airport / Subsidiary	December 31, 2025
Monterrey	46.0%
OMA Logistica S.A. de C.V. ("OMA Logística")	6.5%
Culiacán	6.4%
Chihuahua	6.1%
Ciudad Juárez	6.0%
Mazatlán	5.7%
San Luis Potosí	3.2%
Torreón	2.7%
Six other airports, Terminal 2 NH Collection Hotel, Servicios Complementarios del Centro Norte, OMA VYNMSA Aero Industrial Park, and Hilton Garden Inn Hotel.	17.3%
Total	100.0%

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

Of the total aeronautical revenues generated at our airports in 2025, VivaAerobus represented 41.4%, Volaris represented 21.5% and Aeroméxico and its affiliates represented 18.6%. None of our contracts with our airline customers require them to continue providing service from our airports. On December 18, 2025, VivaAerobus and Volaris announced an agreement to combine their holding companies through a merger of equals to form a new Mexican airline group, while maintaining their respective brands and separate operating certificates. The transaction is subject to, among other conditions, regulatory approvals. If any of our key airline customers reduces their operations or decides to provide its services from a different airport, we would suffer losses and there is no guarantee that other airlines will increase their flight schedules to compensate for such losses of service previously provided by our principal airline customers. On December 9, 2020, Interjet, which accounted for 5.7% of our total passenger traffic in 2020, stopped operating at our airports mainly due to the financial impact of COVID-19 on their operations. In August 2022, Interjet initiated bankruptcy proceedings under Mexican Law (Concurso Mercantil), and on April 10, 2023 the bankruptcy federal judge issued a ruling declaring the company bankrupt and ordering the sale of all of its assets to pay its creditors. Our business and results of operations could be adversely affected if we do not continue to generate comparable portions of our revenues from our key customers. Interjet’s cessation of operations resulted in an immediate loss of passenger traffic at our airports and required us to rely on other carriers to replace capacity. Although other airlines have added routes and frequencies over time, there can be no assurance that capacity will be replaced on comparable terms, that demand will remain sufficient to support replacement service, or that similar events will not occur with other carriers in the future.

Airlines’ profitability is dependent on a number of variables including economic conditions or supply chain issues, which could trigger insolvencies within the global airline industry in the future. In recent years, numerous airlines have faced significant challenges due to heightened competition, volatility in fuel prices and foreign exchange rates, and periods of global financial and economic instability. In addition, the COVID-19 pandemic had a material adverse impact on airline demand and financial performance, and while passenger traffic has largely recovered in many markets, airlines continue to face residual effects, including elevated cost structures and sensitivity to macroeconomic and geopolitical events. Should fuel prices increase or in the event of other adverse health or economic developments, one or more of our principal customers could become insolvent, cancel routes, suspend operations or file for bankruptcy. All such events could have a material adverse effect on our results of operations. Furthermore, any accident, incident or any other event that affects the perception of safety standards of any of the major airlines may affect their image and generate a public perception that it is less safe or reliable than other airlines. These events would affect consumer demand and the number of passengers serviced by the airline, thus affecting our business, results of operations, prospects and financial condition.

In addition, certain airlines serving our airports participate in cooperation arrangements that may be subject to regulatory review. In 2016, the U.S. Department of Transportation granted conditional antitrust immunity to the Joint Cooperation Agreement and related alliance arrangements between Delta Air Lines and Aeroméxico relating to routes between the United States and Mexico. In September 2025, the U.S. Department of Transportation issued a final order terminating that grant of antitrust immunity, although the order is currently subject to judicial review. If the termination ultimately becomes effective, the affected airlines may modify their coordination arrangements, route networks or service levels on U.S.–Mexico routes. Any such changes could affect passenger traffic at airports we operate and could adversely affect our business, financial condition and results of operations.

In addition, on April 11, 2026, Grupo Aeromonterrey, S.A. de C.V. (“Magnicharters”), which operated the Monterrey–Cancún route at our Monterrey airport and represented approximately 0.4% of our total terminal passenger traffic in 2025 and 0.1% in the first quarter of 2026, announced a temporary suspension of operations. As of the date of this annual report, we cannot predict whether Magnicharters will resume operations or the duration of such suspension.

Changes to international aviation agreements between Mexico and the United States could affect airline competition and passenger traffic at our airports.

International air transport between Mexico and the United States is governed by a bilateral Air Transport Agreement entered into on December 18, 2015, which is intended to promote competition among airlines and facilitate the expansion of international air transport opportunities between the two countries. The agreement allows airlines from both countries to increase services on existing routes, establish new routes and increase flight frequencies. It also permits airlines operating flights between Mexico and the United States to transport passengers onward to third countries.

Future modifications to this agreement or other aviation treaties, including changes that expand traffic rights, increase competition among airlines or allow foreign airlines to operate additional routes, could alter airline traffic patterns, route networks or the allocation of air service between airports. In addition, if future regulatory or treaty changes were to allow foreign airlines to operate domestic flights within Mexico, competition among airlines could increase significantly and could affect the volume and distribution of passenger traffic among Mexican airports.

Any such changes could affect airline operations at our airports, passenger traffic levels and the demand for our aeronautical and commercial services, which could adversely affect our business, financial condition and results of operations.

Collective labor conflicts in Mexico could have an adverse impact on our results of operations.

Recently, employees and unionized workers have demanded more significant benefits and higher salary increases than in prior years, which could in turn increase our cost of personnel. These events include (i) the endorsement by the Mexican Senate of the International Labor Organization’s Convention C098, the “Right to Organize and Collective Bargaining Convention”, (ii) the approval by Congress to modify the Mexican Federal Labor Law, (iii) new labor unions created to negotiate and/or dispute existing collective bargaining agreements on behalf of the labor unions that currently hold such contracts, and (iv) a 22% increase of the general minimum wage applicable in Mexico, as of January 1, 2022; a 20.0% increase as of January 1, 2023; a 20.0% increase as of January 1, 2024; a 12% increase as of January 1, 2025, and a 13% increase as of January 1, 2026. For more information on employee relations, see “If a change in relations with our labor force should occur, such a change could have an adverse impact on our results of operations” and “Changes to Mexican labor laws and regulations applicable to us could have a material adverse effect on our results of operations.”

We cannot predict how these developments may affect our results of operations or its financial condition. Any increased demands by our unionized workers may lead to higher labor costs, which could have a negative impact on its results of operations.

If a change in relations with our labor force should occur, such a change could have an adverse impact on our results of operation.

If any conflicts with our employees were to arise, including with our unionized employees (which accounted for 43.5% of our total employees as of December 31, 2025), resulting in events such as strikes or other disruptions that could arise with respect to our workforce could have a negative impact on our results of operations. Our unionized employees, who are employed by our airport subsidiaries, are represented by a national union of airport workers that operates throughout Mexico. To the extent unionized airport workers seek material modifications to the conditions agreed with us and with other Mexican airport operators, our operations could be adversely affected by union activities, including organized strikes or other work stoppages.

Our operations could be adversely affected due to changes in the collection of passenger charges.

Our services agreements provide for passenger charges to be collected by the airlines and then paid to us. We cannot guarantee that all airlines will agree to continue collecting the passenger charges on our behalf. Should one or more airlines stop collecting passenger charges on our behalf we would have to collect these charges directly ourselves, which would result in additional costs of operations.

Historically, some airlines have reported financial losses. When we extend credit terms to airlines, substantially all revenues derived from passenger charges and other aeronautical services are secured by performance bonds or similar guarantees. However, these guarantees may not fully cover the amounts owed by an airline at any given time. In the event of an airline’s insolvency, the collection of invoiced amounts related to passenger charges would be uncertain. For airlines unable to provide adequate or sufficient performance bonds or equivalent guarantees, operations are conducted under advance payment conditions.

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

As is the case with most airports, the operation of our airports is largely dependent on the services of third parties, such as air traffic control authorities, airlines, airline providers and ground transportation providers. We also depend upon the Mexican government or government entities for provision of services, such as electricity, supply of fuel to aircraft, air traffic control and immigration and customs services for our international passengers. On October 23, 2023, the Mexican government issued a decree temporarily restricting imports of certain fuels and petrochemicals into Mexico. Subsequent administrative measures have maintained and adjusted such import control mechanisms. Although these measures have not resulted in material fuel shortages at our airports to date, the regulatory framework governing fuel imports remains subject to modification. We cannot determine whether the government will adopt any other measures restricting fuel imports or otherwise affecting the availability, distribution or pricing of aviation fuel in the future.

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

We recognize deferred tax assets relating to tax losses carried forward and deductible temporary differences only to the extent that it is probable that future taxable profit will be available against which the tax losses carried forward and the temporary differences can be utilized. Net deferred tax assets amounted to approximately Ps.1,099,830 thousand as of December 31, 2025. The deferred tax assets are quantified on the basis of currently enacted tax rates and accounting standards and are subject to change as a result of future changes to tax laws or the rules for computing taxable profits and allowable losses. Failure to generate sufficient future taxable profits or changes in tax laws or accounting standards may reduce our estimated recoverable amount of net deferred tax assets. Such a reduction could have an adverse effect on our financial condition and results of operations. In addition, changes in customs and foreign trade laws and regulations (including the Mexican Customs Law, the RGCE and the LIGIE/TIGIE), as well as related enforcement criteria, could adversely affect our costs and operations (including through higher import duties, supply chain disruptions, delays in the importation of equipment and spare parts, or adverse determinations in customs audits). To the extent these developments reduce our operating results or delay or increase the cost of capital projects, they could reduce our future taxable profits and, therefore, negatively impact the recoverability of our deferred tax assets. For further information on deferred tax assets, refer to Note 4 and 19 to our audited consolidated financial statements. See “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies—Deferred Income Taxes.”

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

Any heightened frequency and severity of natural disasters such as hurricanes, floods, and wildfires, as well as prolonged drought conditions in regions where we operate, pose a significant risk to our business. These events could lead to operational disruptions, damage to our infrastructure, and a decrease in passenger traffic, all of which could adversely affect our financial condition and results of operations.

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

The building requirements under our Master Development Programs could encounter delays or cause us to exceed our budgeted costs for such projects, which could limit our ability to expand capacity at our airports, increase our operating or capital expenditures and could adversely affect our business, results of operations, prospects and financial condition. Such delays or budgetary overruns also could limit our ability to comply with our Master Development Programs, which are established as a necessary requirement to our concessions. If we do not comply with our Master Development Programs, we may be subject to fines or the loss of our Mexican concessions. Our current Master Development Programs is in effect until December 31, 2030. The Ministry of Infrastructure, Communications and Transportation approved our Master Development Programs for the years 2026 through 2030, on December 18, 2025 and it came into effect on January 1, 2026.

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

In accordance with applicable labor laws, contractors are required to register their employees with the Mexican Social Security Institute (Instituto Mexicano del Seguro Social) and the National Workers’ Housing Fund Institute (Instituto del Fondo Nacional de la Vivienda para los Trabajadores). Additionally, for the provision of specialized services, contractors are required to be registered with the Ministry of Labor and Social Welfare (Secretaría de Trabajo y Previsión Social). Anyone employing the services of contractors failing to comply with these laws is jointly liable for the payment of social security obligations as well as any applicable penalties. Therefore, if contractors providing specialized services at our airports do not have their employees registered at the Mexican Social Security Institute and the National Workers’ Housing Fund Institute, or if they are not in compliance with their employee/employer obligations, including but not limited to, the subcontracting of personnel, we could be held jointly liable for the payment of social security obligations that such contractors may have, as well as any applicable penalties.

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

To allow the future expansion of the Monterrey airport, between 2007 and 2011 we entered into a series of agreements for the purchase and exchange of plots of land adjacent or nearby the Monterrey airport. We currently own approximately 519 hectares (2.0 square miles) of land adjacent or nearby the Monterrey airport. Certain land acquisition expenditures have been recognized in prior Master Development Programs. The Master Development Programs for the 2026–2030 period were approved by the Ministry of Infrastructure, Communications and Transportation on December 18, 2025 and became effective on January 1, 2026. Under the approved 2026–2030 Master Development Program, Ps.743,892 thousand (expressed in 2024 pesos) of historical land acquisition expenditures were recognized as part of our investment in the airport concession. An additional Ps.673,045 thousand (expressed in 2024 pesos) remains pending recognition and is expected to be proposed for inclusion in the 2031–2035 Master Development Program.

Although a portion of historical land acquisition expenditures has been recognized under the current regulatory framework, we cannot assure that the remaining amount will be recognized in full or on the expected timeline in future Master Development Program negotiations. Any failure to obtain recognition of such remaining amounts could affect the recovery of our historical investments and adversely affect our financial results.

Our future profitability and growth will depend, in part, on our ability to expand our airports in the future. Potential limitations on our possibility of expansion, such as those described above, could restrict any such expansion and thus have a material adverse effect on the future profitability and growth of our business.

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

Our sustainability targets and objectives included in our sustainability report and other public statements may expose us to operational, reputational, legal and financial risks.

We have developed, and will continue to develop, targets, commitments and initiatives related to sustainability, including in the areas of greenhouse gas emissions reduction, energy efficiency, carbon footprint management, water stewardship, diversity and inclusion, and corporate governance. On August 6, 2025, we published our 2024 Sustainability Report (the “Sustainability Report”), which provides an overview of our progress, initiatives and commitments in environmental, social and governance (“ESG”) matters. The Sustainability Report is available on our website and was prepared in accordance with the Global Reporting Initiative (GRI) Standards, taking into account Sustainability Accounting Standards Board (SASB) aspects. Among other matters, the Sustainability Report describes our progress on the Airport Carbon Accreditation program, our certification under ISO 14064 standards related to greenhouse gas management, our progress toward achieving 30% female representation in leadership positions by 2030, and other ESG objectives applicable to our operations.

Our ability to achieve our announced ESG objectives, and to maintain progress toward the targets and accreditations referred to in the Sustainability Report, is subject to numerous factors and conditions, many of which are outside of our control, including the availability and cost of technology, the availability of renewable energy and other inputs, the cost and availability of regulatory approvals, the evolution of governmental policies and incentives applicable to the aviation sector in Mexico, the composition and availability of our workforce, and the continued applicability and recognition of the methodologies, standards and accreditations on which we rely.

Our efforts to research, establish, accomplish and accurately report on our sustainability objectives may expose us to operational, reputational, financial, legal and other risks. Our business may face increased scrutiny from investors, regulators and other stakeholders in connection with our sustainability initiatives and disclosures, including our publicly announced objectives, as well as our methodologies, assumptions and timelines for pursuing those initiatives. If our sustainability initiatives, disclosures or methodologies do not meet evolving investor or other stakeholder expectations or applicable standards, our reputation, our ability to attract and retain employees, and our attractiveness as an investment or business partner may be negatively impacted. Similarly, our failure to achieve our announced objectives within the expected timelines, or at all, or to comply with applicable ethical, environmental or disclosure standards, may adversely affect our business or reputation, and may expose us to governmental enforcement actions, private litigation or increased compliance costs.

Risks Related to Mexico

Our business is significantly dependent upon the volume of air passenger traffic in Mexico, and negative economic developments and security concerns in Mexico could adversely affect its business and results of operations.

In 2023, 2024 and 2025, domestic terminal passengers have represented approximately 87.7%, 85.7% and 85.3% respectively, of the passenger traffic volume in our airports. In addition, all of our assets are located, and all of our operations are conducted, in Mexico. Accordingly, our financial condition and results of operations are substantially dependent on economic conditions prevailing in Mexico. As a result, our business, financial condition and results of operations could be adversely affected by any deterioration of the general condition of the Mexican economy, by a devaluation of the peso, by inflation and high interest rates in Mexico or by other negative political, social and economic developments in Mexico.

In the past, Mexico has experienced economic crises, caused by internal and external factors, characterized by exchange-rate instability (including large devaluations), high inflation, high domestic interest rates, economic contraction, a reduction of international capital flows, a reduction of liquidity in the banking sector and high unemployment rates.

The Mexican economy underwent an economic crisis that began in 2008 and continued in 2009 as a result of the impact of the global financial crisis, which affected many emerging economies. The Mexican economy’s link with the U.S. economy remains very important, and therefore, any downside to the economic outlook of the U.S. may hinder any recovery in Mexico. This correlation may have an impact on Mexico’s GDP growth and other macro-economic conditions. The Mexican economy achieved real GDP growth rates of 3.1%, 1.1% and 0.8% in 2023, 2024 and 2025, respectively, and is estimated to increase by 1.5% in 2026 and to grow by 2.1% in 2027, according to the World Economic Outlook published by the International Monetary Fund in January 2026.

During 2025, average reference interest rates in Mexico decreased by 258 basis points compared to 2024. The annualized interest rates on 28-day short-term Mexican treasury bills, or Cetes (Certificados de la Tesorería de la Federación), averaged approximately 11.1%, 10.7% and 8.1% for 2023, 2024 and 2025, respectively. As of December 31, 2025, 30.9% of our long-term debt has interest payments at a variable rate, all of which are indexed to the 28-day TIIE reference rate or the TIIE de Fondeo reference rate, which highly exposes us to risk due to fluctuations in market interest rates.

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

Political developments and constitutional reforms may create uncertainty regarding the administration of justice and the resolutions of legal disputes.

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

On September 15, 2024, a decree amending the Mexican Constitution was published in the Official Gazette introducing significant changes to the structure and operation of the judicial branch (the “Judicial Reform”). Among other matters, the reform provides that most judges, including Supreme Court justices, will be elected by popular vote; modifies eligibility requirements for judicial office; limits the authority of courts to grant injunctive relief with general effects in certain constitutional proceedings; and establishes a new judicial disciplinary tribunal with authority to issue final, non-appealable sanctions against judges.

In furtherance of the Judicial Reform, secondary laws have been enacted, including the Judicial Branch Law (Ley Orgánica del Poder Judicial), the Judicial Services Law (Ley de Carrera Judicial) and the General Administrative Responsibilities Law (Ley General de Responsabilidades Administrativas), which set forth the framework for judicial elections, career progression and disciplinary oversight. Judicial elections were held in June 2025, as the first phase of implementation, resulting in the replacement of a significant number of federal and local judges, including members of the Supreme Court, with additional positions expected to be filled through 2027. The newly elected Supreme Court took office on September 1, 2025, with a reduced composition of nine justices. In addition, a number of Mexican states have adopted constitutional amendments reflecting similar changes at the local level.

The full impact of the Judicial Reform and the related secondary legislation remain uncertain. The transition to an elected judiciary and the replacement of a substantial number of judges over a relatively short period may affect the consistency, predictability and timing of judicial decisions, including in matters involving commercial, administrative and constitutional law. These developments could, in turn, affect the manner in which laws and regulations are interpreted and enforced in Mexico and may have an adverse effect on the business environment and on investor confidence. Such uncertainty could affect the timing and outcome of administrative and judicial proceedings relevant to our concessions and operations.

On December 20, 2024, the Mexican Congress approved reforms providing for the elimination, dissolution or reconfiguration of various autonomous governmental bodies and special regulators, such as the National Hydrocarbons Commission (Comisión Nacional de Hidrocarburos), the Energy Regulatory Commission (Comisión Reguladora de Energía), the National Institute of Transparency, Access to Information and Protection of Private Data (Instituto Nacional de Transparencia, Acceso a la Información y Protección de Datos Personales, or “INAI”), the Federal Telecommunications Institute (Instituto Federal de Telecomunicaciones, or “IFT”), the National Council for Evaluation of Social Development Policy (Consejo Nacional de Evaluación de la Política de Desarrollo Social, or “Coneval”) and the COFECE. These institutional changes significantly alter the regulatory and supervisory landscape in Mexico and may affect the independence, technical criteria and continuity of regulatory oversight. The reallocation of powers and responsibilities may also generate legal and operational uncertainties for private-sector participants.

On August 29, 2025, a decree amending the Airport Law Regulation (Reglamento de la Ley de Aeropuertos) was published in the Official Gazette, together with related general rules regarding the allocation and oversight of landing and takeoff slots at airports declared to be under saturated conditions. These changes may increase uncertainty regarding the criteria and processes applicable to capacity management and flight scheduling, and their implementation (together with any further implementing measures) could affect operational planning and may give rise to administrative challenges or disputes among industry participants. Any such developments could adversely affect the operating environment for airport operators in Mexico and, in turn, our business, financial condition and results of operations.

Moreover, the Federal Government has recently announced measures that would increase state involvement in the aviation sector. These measures include subsidies and infrastructure initiatives for certain public and military-operated airports, as well as incentives—such as reductions in landing, parking and baggage-related fees—intended to encourage traffic at airports with lower utilization. Such actions may affect competitive dynamics across the Mexican airport system and may influence regulatory priorities and the allocation of resources within the sector. In addition, governmental actions affecting aviation operations and slot-related policies at Mexico City’s main airport have drawn increased scrutiny and may give rise to disputes, which could contribute to regulatory uncertainty and affect connectivity and airline planning. Any such developments could adversely affect the operating environment for airport operators in Mexico and, in turn, our business, financial condition and results of operations.

We cannot predict the nature or extent of any future legal or constitutional reforms or whether they will be enacted nor the long-term effect of these reforms. However, further measures that challenge the autonomy of governmental institutions or the independence of the judicial system could negatively impact the Mexican economy, undermine investor confidence, and disrupt our business operations and financial results. Any changes to laws, policies, or regulations as a result of such reforms may materially and adversely affect our business, financial condition, and results of operations.

In February 2026, the Mexican federal executive submitted to Congress a constitutional reform proposal contemplating changes to Mexico's electoral system. The original proposal did not obtain the qualified majority required for constitutional amendments, and in March 2026 the Senate approved a modified version focused primarily on reducing costs and privileges within electoral and legislative bodies. As of the date of this annual report, we cannot predict the final scope, timing or effects of these reforms, or of any future electoral initiatives the federal government may pursue, or whether they may have a material adverse effect on the Mexican economy or on our business, financial condition or results of operations.

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

Recent amendments to the Mexican Securities Market Law and the issuance of secondary regulations for Simplified Issuers may affect the regulatory environment applicable to issuers and securities markets participants in Mexico.

On December 28, 2023, amendments to the Mexican Securities Market Law (Ley del Mercado de Valores) were published in the Official Gazette introducing significant changes to Mexico’s securities regulatory framework. The reform introduced the concept of “Simplified Issuers” (Emisoras Simplificadas), a streamlined registration mechanism designed to facilitate access to capital markets by reducing regulatory requirements and expediting registration with the National Securities Registry (Registro Nacional de Valores or “RNV”). Under this framework, Simplified Issuers may offer securities exclusively to institutional and qualified investors, and the National Banking and Securities Commission (“CNBV”) has delegated certain supervisory responsibilities to securities intermediaries and stock exchanges, which now assume greater responsibility in verifying compliance and overseeing disclosure documentation. The amendments also introduced greater flexibility in the capital structure of publicly traded companies organized as Sociedades Anónimas Bursátiles (“SABs”), allowing the issuance of shares with differentiated rights without prior CNBV authorization, delegation of capital increase decisions to the board of directors, and adoption of anti-takeover measures with more flexible approval thresholds.

On January 22, 2025, the CNBV issued secondary regulations implementing this framework through the General Provisions Applicable to Simplified Issuers (Circular Única de Emisoras Simplificadas), establishing categories of Simplified Issuers with specific limitations on securities issuance, streamlined registration processes, and enhanced periodic reporting obligations.

While we are not currently seeking to utilize the simplified registration regime, these regulatory changes may have broader implications for the regulatory environment applicable to all securities market participants. The evolving requirements may result in increased regulatory complexity, higher compliance costs, and greater administrative burden. We cannot predict whether additional secondary regulations will be issued or whether the CNBV will amend or interpret the existing framework in a manner that could affect our disclosure obligations, corporate governance practices or access to capital markets. Any such developments could have a material adverse effect on our business, results of operations, prospects and financial condition.

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

According to the Mexican National Institute for Statistics and Geography (Instituto Nacional de Estadística y Geografía), or “INEGI,” GDP increased 3.1% in 2023, 1.1% in 2024, and 0.8% in 2025, respectively, in each case compared with the previous year. The annualized interest rates for 28-day Mexican Treasury Bills (CETES) averaged approximately 11.1%, 10.7% and 8.2% in 2023, 2024 and 2025, respectively. As of April 24, 2026, the 28-day Interbank Equilibrium Interest Rate (Tasa de Interés Interbancaria de Equilibrio), or “TIIE-28,” was 7.0172%. To the extent that we incur peso-denominated debt in the future, it could be at high interest rates.

If inflation or interest rates increase significantly or if the Mexican economy is otherwise adversely impacted, our business, financial condition or results of operations could be materially and adversely affected.

Depreciation of the peso relative to the U.S. dollar could adversely affect our results of operations and financial condition.

According to the Board of Governors of the Federal Reserve System, from December 31, 2024 to December 31, 2025, the peso appreciated from Ps. 20.86 per U.S.$1.00 on December 31, 2024 to Ps.18.00 per U.S.$1.00 on December 31, 2025, after having depreciated 2.7%, from Ps. 16.90 per U.S.$1.00 on December 31, 2023 to Ps.20.86 per U.S.$1.00 on December 31, 2024. During the first months of 2026, the peso appreciated, reaching Ps.17.39 per U.S.$1.00 on April 24, 2026. Rising inflation in the U.S., the extent of which is still uncertain, could have an impact on the value of the peso relative to the U.S. dollar. During 2025, inflation in the U.S. amounted to 2.7%, according to the Consumer Price Index Data provided by the U.S. Department of Labor. A depreciation of the peso affects our business in the following ways: (i) international passengers and international flights pay tariffs reported in U.S. dollars; while these tariffs are generally collected in Mexican pesos up to 60 days following the date of each flight, any depreciation of the Mexican peso has a positive impact on our results from operations, which are reported in Mexican pesos; (ii) we have cash balances denominated in U.S. dollars; a depreciation in the Mexican peso would result in higher cash balances when converted to Mexican pesos, thus causing foreign exchange gains; and (iii) we have financial liabilities denominated in U.S. dollars; a depreciation in the Mexican peso results in higher debt balances when converted to Mexican pesos, thus causing foreign exchange losses. As of December 31, 2025, we had U.S.$8.1 million of liabilities denominated in U.S. dollars, representing 0.8% of our consolidated liabilities. As of April 24, 2026, U.S.$ 16,340 million of our cash balance was denominated in U.S. dollars.

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

Higher incidences of crime throughout Mexico, including extortion and drug trafficking, could have an adverse effect on our business, results of operations, prospects and financial condition, as they may decrease international and domestic passenger traffic directed to or within Mexico. The travel warning issued by the U.S. Department of State (Bureau of Consular Affairs) on August 12, 2025 (the “Travel Advisory”) urges U.S. citizens not to travel to the states of Colima, Guerrero, Michoacán, Sinaloa (except the city of Mazatlán, los Mochis and Topolobampo, to be accessed by air or sea only under limited conditions), Tamaulipas and Zacatecas. This Travel Advisory also urges U.S. citizens to reconsider or defer non-essential travel to certain other states and regions, including Baja California, Chihuahua, Guanajuato, Jalisco, Morelos and Sonora. Drug-related violence and other incidents of organized crime may not be contained, which could have a material adverse effect on our business, results of operations, prospects and financial condition. In addition, violent crime (which has had had an adverse impact on the economic activity in Mexico) may further affect travel within the country and between Mexico and other countries, including the United States. Such conditions could particularly affect the airports in northern Mexico where we have significant operations and increase our insurance and security costs.

In recent periods, security incidents and government enforcement actions against organized crime groups in Mexico have been followed by localized episodes of violence and temporary travel disruptions, including in regions where we operate. For example, on January 5, 2023, a violent outbreak in the state of Sinaloa, led to confrontations with the military forces, blockage of city point entries, and armed clashes occurring in the vicinity of the Culiacan airport. At least one commercial carrier plane on the ground was hit by a stray bullet, without major consequences. At the request of the local civil aviation authority, the Culiacán and Mazatlán airports suspended operations that day. Additionally, in late 2024 U.S. authorities issued alerts regarding ongoing violence and security concerns in the state of Sinaloa, including Culiacán and Mazatlán.

In February 2026, security operations conducted by Mexican authorities were followed by reports of highway blockages and isolated violent incidents in multiple states. In some cases, airlines implemented temporary schedule adjustments or rebooking waivers for affected routes. While no material damage to our airport infrastructure was reported, such events illustrate how security-related incidents may disrupt ground transportation access, airline operations and short-term passenger traffic levels. If similar events were to escalate, persist or occur in regions where we operate, they could adversely affect our results of operations and financial condition.

On January 20, 2025, the U.S. government issued an executive order instructing the U.S. Department of State to designate certain international cartels and transnational criminal organizations as Foreign Terrorist Organizations (“FTOs”). On February 20, 2025, the U.S. government designated eight such entities, including six Mexican cartels, as FTOs, several of which are known to be present in jurisdictions where we operate. These designations expand the tools available for U.S. authorities to prosecute members of FTOs or individuals or entities alleged to have provided them “material support” and may increase compliance, regulatory and reputational risk for companies operating in Mexico. Additionally, U.S. political discourse has included proposals advocating for enhanced cooperation or more assertive approaches to combating cartel activity in Mexico. While no change in U.S. or Mexican policy has been implemented, developments in U.S. policy or enforcement priorities relating to cartel activity in Mexico could contribute to uncertainty regarding the security and regulatory environment in which we operate. Any resulting adverse perceptions regarding safety in Mexico or disruptions affecting travel could reduce passenger traffic at our airports and adversely affect our business, financial condition and results of operations.

The value and prices of securities issued by Mexican companies, including us, may be adversely affected by developments in other countries.

The market value of securities of Mexican companies, including ours, may be affected by economic and market conditions in other countries. Although economic conditions in these countries may differ significantly from those in Mexico, global market developments and shifts in investor risk appetite have historically influenced Mexican equity and debt markets. In past periods of international financial stress, including during the Asian financial crisis and other episodes of broad emerging-market volatility, prices of both Mexican debt and equity securities have experienced downward pressure as part of wider market reactions.

In addition, economic conditions in Mexico have become increasingly correlated to economic conditions in the United States. Therefore, an economic downturn in the United States will significantly adversely impact the Mexican economy. Furthermore, we cannot assure you that any policies adopted by the Trump U.S. administration will not have an impact in the market value of its securities, or that the market value of its securities will not be adversely affected by events elsewhere. See also, “—Risks Related to Our Operations— Economic, political and regulatory developments in the United States could have an adverse effect on Mexico and our operations.”

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

Mexican environmental laws and regulations could restrict the growth of certain of our airports.

The level of environmental regulation in Mexico is increasing, and the enforcement of environmental laws has become more common. For instance, Mexico launched a carbon dioxide (CO2) market in 2018. This initiative requires that industries that generate above a certain amount of CO2 emissions pay for rights to excess emissions. Starting in 2019, the legislation also requires that companies report their global emissions as verified by the Mexican Emissions Registry (Registro Nacional de Emisiones). In addition, new water quality standards are being discussed, which would require greater water quality for all of our wastewater disposal. There can be no assurance that environmental regulations or their enforcement will not change in a manner that could have a material adverse effect on our business, results of operations, prospects or financial condition.

Pursuant to the Mexican Ministry of the Environment and Natural Resources (Secretaría de Medio Ambiente y Recursos Naturales, or “SEMARNAT”) norm NOM-SEMARNAT-059-2010, mangroves are protected species, and it is a criminal offense to remove such species. Within the grounds of our Acapulco and Zihuatanejo airports, we have extended areas with mangroves, which may limit our potential to expand such airports.

The Mexican National Water Commission (Comisión Nacional del Agua, or “CONAGUA”) has the authority to restrict water use in some of our airports due to water shortage in Mexico and has enhanced its mechanisms to verify compliance with the fiscal, administrative and technical requirements regarding the extraction and discharge of water. Concessionaires who fail to comply with any of these requirements may be subject to administrative procedures that may result in the cancellation of water extraction rights, the imposition of significant fines and/or the closure of the extraction points. Currently, we have the concession to manage groundwater extraction in 9 of our 13 airports. In 2025, SEMARNAT published updated extraction fees for groundwater based on the relative availability of water by region. As a result, groundwater extraction fees increased almost 170% at our Monterrey airport.

As part of the National Agreement on Human Rights to Water and Sustainability (Acuerdo Nacional por el Derecho Humano al Agua y la Sustentabilidad) published in the Federal Official Gazette on December 19, 2024 (the “Agreement on Human Rights to Water and Sustainability”), CONAGUA committed to (i) the review and organization of water concessions to prevent over-exploitation and monopolization of waters, and (ii) the review of concession titles that are not being used, so that their volumes can be reincorporated into the national waters, primarily for human consumption. In this regard, the industrial sector has committed to gradually returning concessioned water volumes on a voluntary basis and refraining from overexploitation, which could lead to a reduction in the concessioned water volumes in 9 of our 13 airports.

In addition, the Agreement on Human Rights to Water and Sustainability and its related coordination instruments could enable a more precise monitoring and oversight of concessionaires’ compliance with their obligations.

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

On August 11, 2014, the Mexican National Agency for Industrial Safety and Protection of the Environment of the Hydrocarbons Sector (Agencia Nacional de Seguridad Industrial y de Protección al Medio Ambiente del Sector Hidrocarburos, or “ASEA”) was created. While initially taking a secondary role to SEMARNAT, ASEA has since started to enforce its legal authority more actively. As a result, our airport growth projects related to fuel supply must be approved by ASEA, which may result in more burdensome and time-consuming approval proceedings for projects related to hydrocarbons. As of the date of this annual report, there can be no assurance whether ASEA’s rules and regulations will materially affect our business or results of operations.

On January 28, 2025, amendments relating to sustainability were published in the Federal Official Gazette to the General Provisions Applicable to Securities Issuers and Other Participants in the Securities Market (Circular Única de Emisoras). As a result of these amendments, beginning in 2026, securities issuers in Mexico will be required to prepare and disclose sustainability information in accordance with the IFRS Sustainability Disclosure Standards (IFRS S1—General Requirements for Disclosure of Sustainability-related Financial Information and IFRS S2—Climate-related Disclosures) issued by the International Sustainability Standards Board (ISSB). These amendments introduce, among other things: (i) the concept of Sustainability Information and its inclusion in the periodic annual filings of issuers; (ii) the obligation to prepare a sustainability report in accordance with IFRS S1 and IFRS S2; and (iii) the requirement that an external auditor issue an assurance report on the sustainability disclosures.

Following the foregoing amendments, securities issuers in Mexico are required to prepare sustainability reports detailing the risks and opportunities that could affect cash flow, access to financing or cost of capital over the short, medium or long term. These reports must also address governance, strategy, risk management and relevant metrics and targets. In addition, the report containing the sustainability information that issuers file in 2026 with respect to the annual information for 2025 may not be subject to external auditor assurance. The sustainability information filed in 2027 with respect to the annual information for 2026 must be subject to at least limited assurance. For subsequent years, such report will be required to obtain reasonable assurance.

In light of these new disclosure requirements, compliance with sustainability and climate-related reporting may create additional administrative burdens, increase external audit costs and introduce uncertainties as to potential adverse effects on our business operations. We are required to comply with these requirements to ensure transparency in sustainability reporting, contributing to the reorientation of capital flows toward sustainable economic development and environmental protection.

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

As long as SETA retains at least 7.65% of our capital stock in the form of Series BB, all of its special rights, including its right to nominate, appoint and remove certain directors and officers as holders of Series BB shares, will remain in place. The rights and obligations of SETA in our management are explained in “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”

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

SETA’s veto rights as holder of at least 7.65% of our capital stock in the form of Series BB shares and its right to nominate, appoint and remove certain directors and officers as holders of Series BB shares, which will continue for as long as it maintains the aforementioned percentage and the Technical Assistance Agreement remains in effect, could constitute an obstacle for us to bring in a new strategic shareholder and/or operator. With the right to nominate, appoint and remove certain members of our senior management, SETA influences the actions of our management. Should SETA’s shares fall below this threshold, our management could change significantly. In the event of termination of the Technical Assistance Agreement, SETA would cease to have the special rights of the Series BB shares, which may adversely affect and disrupt our operations.

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

Under the Technical Assistance Agreement, SETA provides management and consulting services and transfers industry expertise and technology to us in exchange for a fee, which in 2025 amounted to approximately Ps. 261,099 thousand. This agreement is more fully described in “Item 7. Major Shareholders and Related-Party Transactions.”

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

Master Development Programs and Capital Expenditures

Master Development Program

Every five years, we are required to submit to the Ministry of Infrastructure, Communications and Transportation for approval a Master Development Program for each of our concessions describing, among other matters, our traffic forecasts for the following 15 years, and detailed expansion, modernization and major and minor maintenance plans for the following five years. Each Master Development Program is required to be updated and resubmitted for approval to the Ministry of Infrastructure, Communications and Transportation every five years. Upon such approval, the Master Development Program is binding for the following five years and deemed to constitute part of the relevant concession. Any major construction, renovation or expansion of an airport generally may only be made pursuant to a concession holder’s Master Development Program and upon approval by the Ministry of Infrastructure, Communications and Transportation. On December 18, 2025, the Ministry of Infrastructure, Communications and Transportation approved the Master Development Programs for each of our subsidiary concession holders for the 2026 to 2030 period. These five-year Master Development Programs, which were approved by the Ministry of Infrastructure, Communications and Transportation, are in effect from January 1, 2026 until December 31, 2030, and we are required to comply with them on a year-by-year basis. We will submit the new master development program to the Ministry of Infrastructure, Communications and Transportation in 2030, which upon approval would be in effect from January 1, 2030 to December 31, 2035.

On October 19, 2023, as a result of the amendments to the Bases for Tariff Regulation set forth in Annex 7 of our concessions, which changed the maximum annual tariffs that our airports can charge for their services, the Federal Civil Aviation Agency authorized us to defer certain investments committed under the Master Development Programs currently in place by approximately 24 months. As a result, instead of the Ps.665,419 thousand and Ps.606,127 thousand (expressed in pesos with purchasing power as of December 2025) originally committed to be invested between 2024 and 2025, respectively, Ps.866,304 thousand will be executed in 2026, and Ps.405,243 thousand will be executed in 2027.

The following table sets forth our committed investments, including major maintenance expenditures, under our Master Development Programs by airport for 2021 through 2025. Figures are updated based on the Producer Price Index for the construction industry:

Committed Investments Under Master Development Programs by
Airport for 2021 through 2025 (1)(2)(3)

	For the Year Ended December 31,
						Total
	2021	2022	2023	2024	2025	2021 - 2025

	(in thousands of pesos)
Acapulco	236,110	75,744	63,127	27,922	57,076	459,980
Ciudad Juárez	326,770	283,461	437,510	273,480	86,631	1,407,853
Culiacán	390,040	421,869	466,405	101,825	123,647	1,503,786
Chihuahua	262,779	233,054	294,387	162,162	101,557	1,053,940
Durango	102,886	156,892	114,647	61,961	34,631	471,017
Mazatlán	110,586	98,759	183,577	21,334	55,879	470,135
Monterrey	1,323,034	1,866,565	1,730,822	1,948,981	1,752,978	8,622,380
Reynosa	146,212	61,708	62,591	50,064	40,456	361,030
San Luis Potosí	215,857	116,242	125,734	71,434	41,626	570,892
Tampico	145,737	97,497	76,058	15,282	71,946	406,521
Torreón	114,676	154,462	54,333	39,084	46,460	409,015
Zacatecas	99,597	33,657	26,206	23,529	31,272	214,261
Zihuatanejo	109,617	108,885	25,891	44,063	72,562	361,018
Total	3,583,899	3,708,795	3,661,289	2,841,121	2,516,723	16,311,829
(1)	In pesos with purchasing power as of December 2025.
(2)	For presentation purposes, the committed investments for 2024 in the table exclude the Ps.665,419 thousand investments corresponding to the 2021-2025 period which was authorized to be postponed to 2026 and 2027. The total amount of investments, including these postponed amounts, for the period 2021-2025, is Ps.17,583,375 thousand.
(3)	For presentation purposes, the committed investments for 2025 in the table exclude the Ps.606,127 thousand investments corresponding to the 2021-2025 period which was authorized to be postponed to 2026 and 2027. The total amount of investments, including these postponed amounts, for the period 2021-2025, is Ps.17,583,375 thousand.

The following table sets forth our committed investments, including major maintenance expenditures, under our Master Development Programs by category for 2021 through 2025:

Committed Investments Under Master Development Programs by

Category for 2021 through 2025 (1)(2)(3)

	For the Year Ended December 31,
						Total
	2021	2022	2023	2024	2025	2021 - 2025

	(in thousands of pesos)
Terminal capacity expansions and quality projects	871,300	1,441,994	1,794,949	1,650,483	1,418,500	7,177,227
Projects to meet ICAO directives	329,816	195,353	19,632	14,333	13,274	572,408
Operational Infrastructure Expansion	267,913	249,223	220,775	190,747	539,913	1,468,572
Runways and aprons	516,704	615,115	486,609	397,228	189,003	2,204,659
Machinery and equipment	592,602	736,010	264,790	26,509	187,068	1,806,979
Security, Safety and Information Technology Equipment	542,595	218,294	760,344	504,510	113,899	2,139,642
Other	462,968	252,805	114,191	57,312	55,065	942,342
Total	3,583,899	3,708,795	3,661,289	2,841,121	2,516,723	16,311,829
(1)	In pesos with purchasing power as of December 2025.
(2)	For presentation purposes, the committed investments for 2024 in the table exclude the Ps.665,419 thousand investments corresponding to the 2021-2025 period which was authorized to be postponed to 2026 and 2027. The total amount of investments, including these postponed amounts, for the period 2021-2025, is Ps.17,583,375 thousand.
(3)	For presentation purposes, the committed investments for 2025 in the table exclude the Ps.606,127 thousand investments corresponding to the 2021-2025 period which was authorized to be postponed to 2026 and 2027. The total amount of investments, including these postponed amounts, for the period 2021-2025, is Ps.17,583,375 thousand.

Our 2026–2030 Master Development Programs contemplate committed investments of Ps.16,633,614 thousand, expressed in pesos with purchasing power as of December 31, 2025 (equivalent to Ps.16,005,044 thousand in pesos with purchasing power as of December 31, 2024, the reference year for purposes of MDP approval). Under the terms of our concessions, these amounts are adjusted annually based on the National Producer Price Index of the construction industry (“INPPIC”). These investments are aimed at comprehensively strengthening the infrastructure and operations of our airport network. The programs prioritize the expansion and modernization of terminal facilities, the development and rehabilitation of aeronautical infrastructure, as well as the incorporation of equipment and technology, with a focus on optimizing operational processes, increasing installed capacity, and enhancing the passenger experience. These investments are designed to efficiently accommodate the expected growth in passenger and cargo demand over the five-year period.

The following table sets forth our committed investments, including major maintenance expenditures, under our Master Development Programs by category for 2026 through 2030. Figures are updated based on the Producer Price Index for the construction industry:

Committed Investments Under Master Development Programs by
Airport for 2026 through 2030 (1)

	For the Year Ended December 31,
						Total
	2026	2027	2028	2029	2030	2026 - 2030

	(in thousands of pesos)
Acapulco	10,147	69,090	236,005	157,191	135,684	608,115
Ciudad Juárez	164,167	155,115	309,660	300,698	302,736	1,232,375
Culiacán	69,859	223,537	293,064	335,329	332,958	1,254,747
Chihuahua	15,107	80,022	171,740	204,153	226,029	697,050
Durango	26,949	122,774	118,796	85,905	96,422	450,846
Mazatlán	192,609	323,497	212,223	252,074	229,555	1,209,959
Monterrey	567,751	1,140,846	1,805,601	2,400,565	2,366,995	8,281,757
Reynosa	6,927	26,883	70,553	85,062	84,236	273,662
San Luis Potosí	7,377	150,934	259,111	89,864	91,423	598,708
Tampico	18,384	85,899	128,568	107,973	110,739	451,563
Torreón	99,395	81,125	192,731	167,858	162,345	703,454
Zacatecas	6,639	38,528	102,434	111,038	97,641	356,280
Zihuatanejo	11,844	64,640	157,198	150,130	131,286	515,098
Total	1,197,155	2,562,889	4,057,683	4,447,839	4,368,049	16,633,614
(1)	In pesos with purchasing power as of December 2025.

The following table sets forth our committed investments, including major maintenance expenditures, under our Master Development Programs by category for 2026 through 2030:

Committed Investments Under Master Development Programs by

Category for 2026 through 2030 (1)

	For the Year Ended December 31,
						Total
	2026	2027	2028	2029	2030	2026 - 2030

	(in thousands of pesos)
Terminal capacity expansions and quality projects	544,252	893,740	1,558,187	2,203,461	2,203,461	7,403,101
Security, Safety and Information Technology Equipment	64,589	283,217	812,869	997,744	1,006,908	3,165,327
Runways and aprons	517,048	1,109,503	835,142	281,116	185,103	2,927,911
Environmental Projects	55,750	191,666	533,813	613,284	597,648	1,992,160
Projects to meet ICAO directives	—	24,730	148,382	148,382	173,112	494,607
Other projects	15,517	60,032	169,291	203,850	201,817	650,507
Total	1,197,155	2,562,889	4,057,683	4,447,839	4,368,049	16,633,614
(1)	In pesos with purchasing power as of December 2025.

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

The following table sets forth our actual capital expenditures, including capital expenditures made pursuant to our Master Development Programs and other strategic capital expenditures by airport for 2021 through 2025:

Actual Capital Expenditures by Airport for 2021 through 2025

	For the Year Ended December 31,
	2021	2022	2023	2024	2025

	(in thousands of pesos)
Acapulco	44,088	76,716	64,558	33,769	68,212
Ciudad Juárez	165,227	259,370	459,571	320,251	136,921
Culiacán	91,354	128,053	431,568	349,946	97,838
Chihuahua	63,584	109,125	153,019	262,848	132,430
Durango	35,601	92,040	132,316	60,909	29,736
Mazatlán	45,625	142,351	114,235	93,980	62,995
Monterrey	1,002,022	1,450,958	1,135,411	1,415,598	1,603,615
Reynosa	62,780	77,439	25,442	11,743	31,903
San Luis Potosí	67,399	55,812	116,144	71,413	46,235
Tampico	129,471	78,088	81,292	74,020	43,662
Torreón	28,802	55,251	71,347	80,867	23,549
Zacatecas	18,318	65,610	44,982	11,330	20,073
Zihuatanejo	129,957	98,243	78,863	76,457	43,714
Other	26,313	198,231	308,045	379,758	169,602
Total	1,910,541	2,887,287	3,216,794	3,242,889	2,510,485

The following table sets forth our actual capital expenditures by category across all of our airports for 2021 through 2025:

Actual Capital Expenditures by Category for 2021 through 2025

	For the Year Ended
	December 31,
	2021	2022	2023	2024	2025

	(in thousands of pesos)
Capacity and quality project	1,019,022	1,787,056	2,381,686	1,709,315	1,390,520
Projects to meet ICAO directives	90,437	220,072	122,381	22,172	29,716
Facilities for disabled passengers	4,455	2,300	653	5,016	4,744
Environmental projects	220,480	50,722	50,386	34,563	5,970
Projects requested by competent authorities	2,665	23,369	10,165	3,828	230,386
Runways and aprons	202,126	—	—	160,070	86,442
Machinery and equipment	64,314	166,919	—	287,425	211,845
Operative standards equipment	37,146	109,612	1,511	78,351	88,670
Security — investments	13,125	61,675	20,375	66,897	73,879
Information systems — investments	13,230	52,360	109,756	46,948	89,591
Baggage-screening system — investments	69,337	43,671	79,243	279,170	51,809
Other	174,204	369,531	440,638	549,133	246,913
Total	1,910,541	2,887,287	3,216,794	3,242,888	2,510,485

In 2023, 2024 and 2025, our major maintenance expenditures totaled Ps. 421,522 thousand, Ps. 224,230 thousand and Ps.203,860 thousand, respectively. For a detailed reconciliation of expenditures actually made during 2023, 2024 and 2025 and their classification in our consolidated financial statements for such periods, see “Item 5 Operating and Financial Review and Prospects—Liquidity and Capital Resources—Principal Uses of Capital.”

Our actual capital expenditures from 2023 through 2025 were allocated to the following types of investments at the majority of our airports:

●	Terminals. Between 2023 and 2025, terminal-related investments focused primarily on the expansion, remodeling, reconfiguration and modernization of terminal buildings and passenger service areas across our airport network. At Ciudad Juárez, Culiacán, Durango, Monterrey and Torreón, these resources were allocated principally to terminal expansion and remodeling works, including civil works, masonry, finishes, structural components, electrical installations, information technology infrastructure and complementary architectural adaptations. At Monterrey, these investments were particularly focused on our Terminal A expansion program and its associated facilities, including the central building, Wing 1, connecting boarding bridges and complementary areas. At Mazatlán, Reynosa, San Luis Potosí, Tampico, Zacatecas and Zihuatanejo, investments were directed to the reconfiguration of terminal spaces and to improvements in passenger processing, voice and data infrastructure, accessibility, check-in counters, baggage handling and other passenger service adaptations. At Acapulco, terminal-related investments were primarily associated with the restoration of passenger service infrastructure as part of the airport's reconstruction program.
●	Paved surfaces. During the same period, investments in paved surfaces were directed to the rehabilitation, expansion, restructuring and improvement of runways, taxiways, aprons, operating roadways and other airside surfaces. At Acapulco, Reynosa and Zihuatanejo, investments focused principally on runway and apron rehabilitation, as well as on complementary pavement improvements to strengthen the operational condition of the airport. At Ciudad Juárez, Culiacán, Chihuahua, San Luis Potosí, Tampico and Torreón, these works included the restructuring and rehabilitation of taxiways, commercial and general aviation aprons, service surfaces and other airside operating areas. At Chihuahua, notable works also included the expansion of the commercial apron and the conversion of general aviation areas to commercial use. At Durango, investments were concentrated on the rehabilitation of Taxiway Alpha and its associated areas. At Monterrey, resources were focused on the reconfiguration and expansion of airside paved surfaces, including aprons, remote aircraft positions and other operating areas. At Mazatlán and Zacatecas, investments included the rehabilitation of apron slabs, taxiway shoulders, fixed walkways and improvements to access and service roadways.
●	Machinery and equipment. Investments in machinery and equipment between 2023 and 2025 were directed primarily to strengthening airport security, electrical reliability, operational resilience and the modernization of strategic equipment. At Ciudad Juárez, Culiacán, Chihuahua, Durango, Mazatlán and Monterrey, a significant portion of this investment was concentrated on the replacement or addition of explosives detection systems and other security screening equipment. At Monterrey, we also made large-scale investments in strategic utilities infrastructure, including the expansion of the 115 kV electrical substation, a redundant battery system and other equipment associated with the airport expansion program. At San Luis Potosí, investments included a redundant battery system and the acquisition of a new aircraft rescue and firefighting vehicle. At Zacatecas, Reynosa, Tampico and Zihuatanejo, investments were directed to electrical upgrades, CCTV, access control, fire detection and other security and operational support improvements. At Torreón, investments included airside operating equipment and complementary drainage and support infrastructure. At Acapulco, these investments were primarily associated with the airport's reconstruction program, including the rehabilitation of visual aids, works related to aeronautical certification, preliminary support infrastructure and the restoration of the solar farm following the damage caused by Hurricane Otis.
●	OMA-VYNMSA Industrial Park at the Monterrey airport. We continued with the expansion of our OMA-VYNMSA industrial park located at the Monterrey airport. As of December 2025, we have built a total of 18 warehouses with a total leasable area of 144,537 square meters (1,555,780 square-feet), all of which have been leased and are currently in operation, with lease terms ranging from 36 to 144 months. In 2025, we completed the construction of 1 additional warehouse of 5,071 square meters (54,584 square-feet) and the expansion of one existing warehouse by an additional 4,886 square meters (52,594 square-feet).
●	OMA Carga Bonded Warehouse for Ground Transportation at the Monterrey airport. In order to meet the growing demand for cargo we started the expansion of OMA Logistica bonded warehouse in December 2022 to expand its current capacity by adding approximately 800 square meters (8,611 square-feet) for ground handling and storage spaces. Additionally, to address the increasing demand for cargo services, OMA Logística began the expansion of its bonded warehouse in April 2025. This project adds over 2,250 square meters (24,210 square feet) of new space dedicated to ground and Air handling and storage operations, significantly enhancing our capacity to support growing logistics needs with greater efficiency and flexibility.
●	Terminal 2 NH Collection Hotel at Mexico City Airport. In 2023 we concluded the renovation of the Terminal 2 NH Collection Hotel, which we began in 2022 and includes public areas such as the restaurant, bar, and lobby and the remodeling of 287 rooms to improve our customers’ experience. All 287 rooms underwent a full transformation, along with the public areas and the restaurant of the hotel.

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

According to figures published by the Mexican Federal Civil Aviation Agency, our total aviation passenger traffic accounted for approximately 15.2% of all arriving and departing total aviation passengers in Mexico in 2025.

In 2025, we recorded total revenues of Ps.15,964,414 thousand (U.S.$ 886,912 thousand) and a consolidated net income of Ps.5,365,288 thousand (U.S.$ 298,072 thousand), the sum of our aeronautical and non-aeronautical revenues was Ps.13,650,978 thousand (U.S.$ 758,388 thousand) and our airports handled approximately 28.8 million terminal passengers, an increase of 8.5% with respect to the 26.5 million terminal passengers handled in 2024.

Our airports serve several major international routes, including Monterrey-Houston, Monterrey-Dallas, Monterrey-San Antonio, Monterrey-Chicago, San Luis Potosí-Dallas, Monterrey-Las Vegas, Monterrey-Atlanta, Monterrey-Madrid, San Luis Potosí-Houston, Chihuahua-Dallas, Monterrey-Los Angeles, Monterrey-Miami, Torreón-Dallas, Mazatlán-Los Angeles, and Durango-Dallas. Our airports also serve several other major international destinations, including Phoenix, Orlando, and San Francisco in the United States, Panama City, Bogota, Calgary and Havana. In addition, our airports serve major resort destinations, such as Mazatlán, Acapulco and Zihuatanejo, which are popular destinations in Mexico frequented by tourists from Mexico, the United States and Canada. Our airports also serve major domestic routes, including Monterrey-Mexico City, which was the country’s second busiest domestic route in 2025, with approximately 4.3 million total passengers (including passengers flying directly to the nearby airports of Toluca and Santa Lucia (AIFA), which are counted together with those flying to Mexico City), according to the Mexican Federal Civil Aviation Agency. Other major domestic routes served by our airports include Monterrey-Cancún, Monterrey-Guadalajara, Culiacán-Tijuana and Ciudad Juárez-Mexico City, with approximately 1,487,038, 1,121,797, 738,347 and 658,322 total passengers, respectively, in 2025, according to the Mexican Federal Civil Aviation Agency.

Our international traffic in 2025 increased by 11.9% compared to 2024, principally as a result of an increase in the operations of United Airlines’ Monterrey-San Francisco route, VivaAerobus’ Monterrey-Miami route, American Airlines’ Tampico-Dallas route, VivaAerobus’ Monterrey-Chicago route, Alaska Airlines’ Monterrey-Los Angeles route, Volaris’ San Luis Potosí-Dallas route, VivaAerobus’ Monterrey-Orlando route, Grupo Aeroméxico’s San Luis Potosí-Atlanta route, VivaAerobus’ Monterrey-San Antonio route and VivaAerobus’ Monterrey-Denver route.

Monterrey, including its metropolitan area, is the third largest city in Mexico based on population, with a population of approximately 5.3 million. Monterrey ranks among Mexico’s most established urban and commercial centers and is the capital of the state of Nuevo León, Mexico’s seventh largest state based on population. It is home to many of Mexico’s largest companies in a wide variety of industries, as well as several major universities. Business travelers account for a substantial portion of passengers at the Monterrey airport. The Monterrey airport is our leading airport based on passenger traffic volume, air traffic movements and contribution to revenues and ranked as the fourth busiest airport in Mexico based on passenger traffic volume in 2025, according to data published by the Mexican Federal Civil Aviation Agency. In 2025, our Monterrey airport accounted for approximately 54.3% of our terminal passenger traffic, 39.3% of our total revenues and 46.0% of the sum of our aeronautical and non-aeronautical revenues.

Three of our airports, Acapulco, Mazatlán and Zihuatanejo, serve popular Mexican tourist destinations. Acapulco is Mexico’s 29th largest tourist destination, Mazatlán is the 19th and Zihuatanejo is the 33rd, based on the number of international visitors in 2025 according to the Mexican Federal Civil Aviation Agency. Acapulco is a principal port of call for cruise ships. In 2025, the Acapulco, Mazatlán and Zihuatanejo airports collectively accounted for 11% of our aggregate terminal passengers, 9.0% of our total revenues and 10.5% of the sum of our aeronautical and non-aeronautical revenues.

Seven of our airports serve small and mid-sized cities that are important regional centers of economic activity, with diverse economic activities such as mining (the Durango and Zacatecas airports), maquiladora manufacturing (the Chihuahua and Torreón airports), petroleum and chemical production (the Tampico airport), agriculture and livestock (the Culiacán airport) and transportation and logistics (the San Luis Potosí airport). In 2025, these seven regional airports collectively accounted for 25.7% of our aggregate terminal passengers, 20.2% of our total revenues and 23.6% of the sum of our aeronautical and non-aeronautical revenues.

The remaining two airports in the group, the Ciudad Juárez and Reynosa airports, serve cities situated along the border of Mexico and the United States. Both Ciudad Juárez and Reynosa are popular entry points to the United States. In 2025, the Ciudad Juárez and Reynosa airports collectively accounted for 9% of our aggregate terminal passengers, 6.3% of our total revenues and 7.3% of the sum of our aeronautical and non-aeronautical revenues.

Additionally, we operate three bonded warehouses under the OMA Carga brand that provide cargo logistics services, which include storage, handling, custody maneuvers, loading and unloading, and x-ray screening of exports, among other services. Two bonded warehouses operate at the Monterrey airport and one operates at the Chihuahua airport. We previously operated a bonded warehouse at the Ciudad Juárez airport; however, we were notified by ANAM of the cancellation of the permit to operate this facility due to lack of operations, and, consequently, the extension request filed in November 2024 before ANAM was denied. This cancellation did not affect our results, considering that the Ciudad Juárez bonded warehouse has not had any operations for the past five years.

We also have a 90% investment with a Mexican subsidiary of the international hotel operator NH Hoteles SA under Consorcio Grupo Hotelero T2, S.A. de C.V. to develop and operate a 287-room hotel and more than 5,000 square meters (53,820 square feet) of commercial space inside Terminal 2 of Mexico City International Airport under a lease agreement (the “Lease”) with Mexico City International Airport that expires in 2034. The Terminal 2 NH Collection Hotel opened in August 2009. Under certain circumstances, the Mexico City International Airport can terminate the Lease at any time with partial or no compensation to us.

In November 2012, as part of our diversification activities, we signed a strategic alliance agreement with VYNMSA Desarrollo Inmobiliario, S.A. de C.V. (“VYNMSA”), to build and operate an industrial park at the Monterrey airport. As part of this strategic alliance, 32.4 hectares (80.06 acres) within the Monterrey airport’s perimeter have been developed in phases for use as an industrial park. The industrial park was inaugurated on March 20, 2015, and as of December 2025, we have built a total of 18 warehouses with a total leasable area of 144,537 square meters (1,555,780 square-feet), of which all warehouses have already been leased and are currently in operation with lease terms ranging from 36 to 144 months. In 2025, we finished the construction of 1 additional warehouse for a total of 5,071 square meters (54,584 square-feet), and an expansion of one warehouse by an additional 4,866 square meters (52,594 square-feet).

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

The following table provides summary data for each of our 13 airports for the years ended December 31, 2023, 2024 and 2025:

	For the Year Ended December 31,
	2023						2024					2025
					Aeronautical						Aeronautical					Aeronautical
			Sum of		and Non-				Sum of		and Non-			Sum of		and Non-
			Aeronautical		Aeronautical				Aeronautical		Aeronautical			Aeronautical		Aeronautical
			and		Revenues				and		Revenues per			and		Revenues
	Terminal		Non-Aeronautical		per Terminal		Terminal		Non-Aeronautical		Terminal	Terminal		Non-Aeronautical		per Terminal
	Passengers		Revenues (1)		Passenger(2)		Passengers		Revenues(1)		Passenger (2)	Passengers		Revenues(1)		Passenger (2)
	(Number		(in millions				(Number		(in millions			(Number		(in millions
Airport	in millions)%		of pesos)%		(pesos)		in millions)%		of pesos)%		(pesos)	in millions)%		of pesos)%		(in pesos)
Metropolitan destination:
Monterrey	13.3	49.6%	5,088.0	49.4%	381.8		13.6	51.2%	5,438.0	50.9%	400.4	15.6	54.3%	6,274.9	52.6%	401.6
Total metropolitan destination	13.3	49.6%	5,088.0	49.4%	381.8	(3)	13.6	51.2%	5,438.0	50.93%	400.4	15.6	54.3%	6,274.9	52.58%	401.6
Tourist destinations:
Acapulco	0.9	3.3%	364.3	3.5%	407.5		0.6	2.3%	240.4	2.3%	399.6	0.7	2.4%	292.9	2.5%	427.9
Mazatlán	1.6	6.0%	662.9	6.4%	408.8		1.9	7.0%	795.5	7.5%	425.6	1.7	6.0%	781.9	6.6%	450.3
Zihuatanejo	0.7	2.4%	281.6	2.7%	430.4		0.7	2.5%	312.1	2.9%	462.6	0.7	2.6%	357.5	3.0%	487.3
Total tourist destinations	3.2	11.8%	1,308.9	12.70%	377.7	(3)	3.1	11.9%	1,347.9	12.62%	428.59	3.2	11.0%	1,432.2	12.00%	454.05
Regional destinations:
Chihuahua	1.9	7.1%	718.0	7.0%	376.7		1.9	7.0%	734.2	6.9%	396.7	2.0	6.8%	827.7	6.9%	423.1
Culiacán	2.6	9.7%	952.2	9.2%	364.5		2.2	8.4%	864.8	8.1%	386.1	2.2	7.5%	874.8	7.3%	404.6
Durango	0.5	1.9%	208.2	2.0%	405.7		0.5	2.0%	226.4	2.1%	423.1	0.6	2.0%	251.6	2.1%	441.7
San Luis Potosí	0.7	2.7%	336.3	3.3%	468.0		0.7	2.8%	372.1	3.5%	505.3	0.8	2.9%	434.2	3.6%	520.1
Tampico	0.6	2.1%	232.2	2.3%	412.2		0.6	2.1%	239.0	2.2%	426.3	0.6	2.1%	269.1	2.3%	441.5
Torreón	0.8	2.9%	315.6	3.1%	406.5		0.8	3.1%	345.2	3.2%	424.4	0.8	2.9%	373.3	3.1%	443.0
Zacatecas	0.4	1.7%	188.5	1.8%	424.9		0.4	1.4%	164.6	1.5%	443.4	0.4	1.5%	196.0	1.6%	462.5
Total regional destinations	7.5	28.1%	2,951.0	28.6%	369.3	(3)	7.1	26.8%	2,946.2	27.6%	414.5	7.4	25.7%	3,226.7	27.0%	436.1
Border destinations:
Ciudad Juárez	2.3	8.5%	772.3	7.5%	339.5		2.1	8.1%	758.5	7.1%	353.5	2.1	7.4%	823.4	6.9%	386.1
Reynosa	0.5	2.0%	188.8	1.8%	349.6		0.5	2.0%	186.4	1.7%	351.2	0.4	1.5%	176.5	1.5%	400.0
Total border destinations	2.8	10.5%	961.2	9.3%	341.4	(3)	2.7	10.1%	944.9	8.8%	353.1	2.6	9.0%	999.9	8.4%	388.4
Sum of aeronautical and non-aeronautical revenues(1)	26.8	100%	10,309	100%	384.0	(3)	26.5	100%	10,677	100%	402.7	28.8	100%	11,934	100%	415.1
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

Our Sources of Revenues

Aeronautical Services

Aeronautical services represent the most significant source of our revenues. All of our revenues from aeronautical services are regulated under the maximum-rate price regulation system applicable to our airports. In 2023, 2024 and 2025, aeronautical services revenues represented approximately 61.8%, 60.6% and 63.8%, respectively, of our total revenues and 77.3%, 74.8% and 74.7%, respectively, of the sum of our aeronautical and non-aeronautical revenues.

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

The current agreements between our airports and our principal airline customers provide that payments for passenger charges will be between 30 and 60 days after the invoice delivery date. In 2025, the weighted average term of payment was 55 days.

International passenger charges are currently U.S. dollar-denominated but are collected in pesos based on the average exchange rate during the month prior to the flight, and the value of our revenues from those charges is therefore affected by fluctuations in the value of the U.S. dollar as compared to the peso. In 2023, 2024 and 2025, passenger charges corresponding to international passengers represented 14.6%, 15.7% and 16.6%, respectively, of our consolidated revenues (excluding construction services revenues). Domestic passenger charges are peso-denominated. In 2023, 2024 and 2025, passenger charges represented approximately 87.8%, 87.1% and 86.6%, respectively, of our aeronautical services revenues, 54.2%, 52.8% and 55.3%, respectively, of our total revenues and 67.8%, 65.1% and 64.6%, respectively, of the sum of aeronautical and non-aeronautical revenues. Passenger charges vary at each airport and based on the destination of each flight.

Aircraft Landing Charges

We collect landing charges from all carriers including cargo carriers for their use of our runways and taxiways, illumination systems on the runways and taxiways and other visual landing assistance services. Our landing charges are different for each of our airports and are based on each landing aircraft’s weight (determined as an average of the aircraft’s weight without fuel and maximum takeoff weight), the time of the landing, the origin of the flight and the nationality of the airline or client. In 2023, 2024 and 2025, these charges represented approximately 3.7%, 3.9% and 4.0%, respectively, of our aeronautical services revenues, 2.3%, 2.3% and 2.5%, respectively, of our total revenues and 2.9%, 2.9% and 3.0%, respectively, of the sum of our aeronautical and non-aeronautical revenues.

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

We collect charges from carriers for the long-term use of facilities at our airports for aircraft long-term parking that does not involve the loading or unloading of passengers or cargo. These charges are based on the time of day or night the aircraft is parked at our facilities, the length of time the aircraft is parked at our facilities and whether the service is domestic or international. Together with our aircraft parking, boarding and unloading charges described above, in 2023, 2024 and 2025, these charges represented approximately 3.4%, 3.6% and 3.8%, respectively, of our aeronautical services revenues, 2.0%, 2.2% and 2.4%, respectively, of our total revenues and 2.6%, 2.7% and 2.8%, respectively, of the sum of our aeronautical and non-aeronautical revenues.

Passenger Walkway Charges

Airlines are also assessed charges for the connection of their aircraft to our terminals through a passenger walkway and for the transportation of passengers between terminals and aircraft via buses and other vehicles. These charges are generally based on the amount of time each service is used, the number of these services used, the time of day the services are used, the origin and destination of the flight and the nationality of the airline or client. In 2023, 2024 and 2025, these charges represented approximately 0.4%, 0.4%, and 0.5% respectively, of our aeronautical services revenues, 0.2%, 0.2% and 0.3%, respectively, of our total revenues and 0.3%, 0.3% and 0.4%, respectively, of the sum of our aeronautical and non-aeronautical revenues.

Airport Security Charges

We also assess an airport security charge, which is collected from each airline, based on the number of its departing terminal passengers (excluding infants, diplomats and transit passengers), for use of our x-ray equipment, metal detectors and other security equipment and personnel. These charges are based on the time of day the services are used, the number of departing passengers and the destination of the flight. Independent contractors provide airport security services at our airports. In 2023, 2024 and 2025, these charges represented approximately 0.9%, 1.0% and 1.0%, respectively, of our aeronautical services revenues, 0.6%, 0.6% and 0.6%, respectively, of our total revenues and 0.7%, 0.7% and 0.7%, respectively, of the sum of our aeronautical and non-aeronautical revenues.

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

Complementary Service Providers

At each of our airports, we earn revenues from charging access and other fees from third-party providers, ramp-handling and baggage-handling services, catering services, aircraft security, providers of aircraft maintenance and repair and fuel. These access fees are included in the revenues that are regulated under our maximum-rate price regulation system and are determined for each third-party service provider based on a percentage of their total revenues. We currently maintain contracts with 45 companies that provide the majority of these complementary services at our 13 airports.

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

As one of the main parts of our business strategy, we have prioritized increasing our non-aeronautical revenues, seeking new and improved commercial prices at our airports, as well as the development of the diversification and complementary activities. As a result of our efforts during the last ten years, our non-aeronautical revenues have increased as a percentage of our revenues. In 2023, 2024 and 2025, non-aeronautical revenues accounted for approximately 18.2%, 20.4% and 21.7% of our total revenues, respectively. Non-aeronautical revenues represented 22.7%, 25.2% and 25.3% in 2023, 2024 and 2025, respectively, of the sum of our aeronautical and non-aeronautical revenues.

Revenues from Commercial Activities

As another main part of our business strategy to enhance our non-aeronautical revenues, we have prioritized increasing our revenues per passenger from commercial activities in our airports through the development of new areas, introduction of new services, brands and promotion of the commercial services described below. In 2025, our revenues from commercial activities increased by 13.9% as compared to 2024. In order to position our commercial revenues for future growth, the following initiatives have been implemented or expanded:

●	Expanding and reconfiguring the commercial space available in our airport terminals. In order to increase our revenues from commercial activities, we have expanded and redesigned the layout of certain terminals in our airports to allow for the inclusion of more commercial businesses and larger individual commercial spaces, as well as to redirect the flow of passengers through our airports so as to increase passengers’ exposure to the commercial businesses operating in our airports. As a result, during the last ten years, we increased the total area available for commercial activity in our 13 airports by approximately 47.9%, and have more than doubled the commercial area in the Monterrey airport since 2004. As of December 31, 2025, the total area available for commercial activity at our 13 airports was 23,909 square meters (275,527 square feet), with an occupancy rate of 93.41%.
●	Renegotiating agreements with commercial tenants upon expiration to be more consistent with market practice, and creating competitive bidding processes with national and international operators for the allocation of commercial spaces. We improved our lease arrangements with existing tenants by adopting a contract that provides for royalty payments based on a percentage of revenues, or a rent per passenger subject to a minimum fixed amount based partly on square footage, as opposed to the leases based solely on square footage that were used historically in Mexican airports. As of December 31, 2025, approximately 88.5% of our commercial contracts were subject to royalty-based leasing arrangements and approximately 86.6% generated royalties in 2025.
●	Improving the quality of retail offerings in our airports. Historically, commercial tenants in our terminals consisted of small, often similar, local businesses offering goods and services of limited variety. We have leased redesigned space formerly occupied by such tenants, as well as newly available space, to more established, internationally recognized businesses, and locally recognized brands, in order to improve the quality, diversity and brand recognition of commercial goods and services available to our passengers, which we believe, based in part on market surveys conducted at several of our airports, will increase the sales revenues of our commercial tenants, thereby increasing our revenues from commercial activities. As a result, our food and beverage service tenants currently offer a mix of internationally recognized brands such as Starbucks, Chili’s, Carl’s Jr, Maison Kayser, Wolfgang Puck, Panda Express and Guy Fieri’s Burger Joint, as well as and celebrated local brands such as Casa Benell, Lázaro y Diego, Moonwalk Cookies, Kali Coffee Roasters and Maja Sportswear. In order to promote commercial development at all of our airports, we encourage commercial tenants to lease bundles of commercial spaces among multiple airports that we operate.
●	Providing timely commercial information. We use social media to communicate the commercial opportunities and activities at our airports on a daily basis. We believe that good communication is the best method to promote our commercial services. We advertise current deals and new commercial services and, in some cases, we offer seasonal deals in coordination with our tenants.
●	Improving travel experience. Our commercial team works together with our operational team, airline clients and commercial tenants to devise customer-oriented solutions to deliver a better experience for all our passengers.

Commercial activities in each of our airports currently consist of the following:

●	Parking facilities. Our concessions provide us the right to operate the car parking facilities at all of our airports. Revenues from parking facilities at our airports currently are not regulated under our maximum tariffs, although they are subject to the regulatory oversight of the Ministry of Infrastructure Communications and Transportation and some municipalities.
●	Advertising. On April 1, 2022, we entered into a new lease and advertising agreement with 5M2 Airports, S.A. de C.V. (“5M2 Airports”), effective through March 31, 2029. 5M2 Airports is the out-of-home media division of Grupo Expansión and provides services in mass transport stations and other airports in Mexico. Grupo Expansion is a leading printed and digital publishing and out-of-home media company in Mexico.
●	Retail and duty free. We have completed several renovation projects as part of our overall effort (described above) to improve the product mix and brand recognition of retail stores in the commercial areas at our airports. We also have several duty-free retailers that cater to international passengers.
●	Food and beverage services. Through the years, we have upgraded our restaurant and bar offerings, which has allowed us to attract world-class operators of food and beverage outlets offering a wide variety of cuisine options and service concepts.
●	Car rentals. We have internationally-known name-brand car rental providers at our airports and have encouraged car rental companies to establish on-site automobile pick-up and drop-off facilities at our airports. We have also encouraged our car rental providers to differentiate their VIP services and modernize their facilities.
●	Time-share marketing and hotel promotion. We receive revenues from time-share developers and hotels to whom we rent space in our airports for the purpose of marketing and sales of time-share units as well as providing hotel transportation services.
●	Financial services. We lease space to financial services providers (such as currency exchange bureaus, banks and ATMs) at our airports, and we charge providers of these financial services fees based partly on a percentage of the revenues recorded by their operations. ATM service is currently available at all of our airport terminals.
●	Communications. We offer telephone, mobile phone and internet services at our airports through contractual agreements with service providers and offer wireless internet access at all of our airports.
●	VIP Lounges. In December 2021, we transitioned from leasing space for the OMA Premium Lounge in Terminal A, Terminal B and Terminal C of the Monterrey airport, as well as in the, Mazatlán, Culiacán, Chihuahua, Acapulco and San Luis Potosí airports to directly operating all of OMA Premium Lounges. Before 2021, OMA Premium Lounges were operated by a third party through a revenue-sharing lease agreement. From 2022 to 2024, we opened new OMA Premium Lounges in Ciudad Juárez, Tampico, Reynosa, and Durango, and Zihuatanejo airports. OMA also leases space for the American Express Centurion VIP Lounge, Aeromexico’s Club Premier Lounge and CitiBanamex Beyond Lounge in the Monterrey airport.

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

Our revenues from diversification activities increased by 11.0% as compared to 2024. The following are our main diversification initiatives during 2025:

●	OMA Carga Operations. We operate three bonded warehouses that provide cargo logistics services, which include storage, handling, custody maneuvers, loading and unloading, and x-ray screening of exports, among other services. Two bonded warehouses operate at the Monterrey airport and one operates at the Chihuahua airport. Total revenues from OMA Carga Operations increased by 8.5% to Ps.457,584 thousand, in comparison to revenues totaling Ps.421,705 thousand in 2024. In order to meet the growing demand for cargo we started in December 2022 the expansion of OMA Logistica bonded warehouse to expand its current capacity by adding approximately 800 square meters (8,611 square-feet) to be used for ground handling and storage spaces. Additionally, to address the increasing demand for cargo services, our subsidiary OMA Logística began the expansion of its OMA Carga bonded warehouse in April 2025. This project adds over 2,250 square meters (24,210 square feet) of new space dedicated to ground and Air handling and storage operations, significantly enhancing our capacity to support growing logistics needs with greater efficiency and flexibility.
●	Terminal 2 NH Collection Hotel at Mexico City Airport. In October 2008, we acquired 90% of the shares of Consorcio Grupo Hotelero Terminal 2, S.A. de C.V., which has the rights to develop and operate a 287-room hotel and approximately 5,000 square meters (53,820 square feet) of commercial space inside the new Terminal 2 of Mexico City International Airport, under a lease agreement with Mexico City International Airport that expires in 2034. A Mexican subsidiary of NH Hoteles SA, a Spanish company, owns the other 10%. The Terminal 2 NH Collection Hotel opened in August 2009. For the year ended December 31, 2025, total revenues increased by 3.3% to Ps. 335,052 thousand, compared to 2024, and annual average occupancy during such period was 85.6%. In 2025, the annual average rate per room was Ps. 3,126. During 2022, we started the full renovation of the Terminal 2 NH Collection Hotel, which includes public areas such as the restaurant, bar, and lobby while also renovating the 287 rooms to improve our customers’ experience.
●	Hilton Garden Inn Hotel at Monterrey airport. In July 2013, we partnered with Grupo Hotelero Santa Fe, S.A.B. de C.V. a publicly-listed Mexican hospitality investment and operating company, to develop and operate a 134-room hotel at the Monterrey airport under the Hilton Garden Inn brand. We own 85% of Consorcio Hotelero Aeropuerto de Monterrey, S.A.P.I. de C.V. and Grupo Hotelero Santa Fe holds the remaining 15%. The Hilton Garden Inn at the Monterrey airport includes a restaurant and bar, business centers and a fitness center and is easily accessible from Terminals A and B of the airport. For the year ended December 31, 2025, total revenues increased by 5.2% to Ps. 136,348 thousand, compared to 2024, and annual average occupancy during such period was 76.7%. In 2025, the annual average rate per room was Ps. 3,209.
●	OMA-VYNMSA Aero Industrial Park. In November 2012, we, through our subsidiary OMA Logística, entered into a strategic alliance agreement with VYNMSA, to build and operate an industrial park at the Monterrey airport through a special purpose vehicle named OMA-VYNMSA Aero Industrial Park, S.A. de C.V. in which OMA Logística has a 51% ownership interest and VYNMSA has a 49% ownership interest. As part of this strategic alliance, 32.4 hectares (80.06 acres) within the Monterrey airport’s perimeter are being developed in phases for use as an industrial park. The industrial park was inaugurated on March 20, 2015, and as of December 2025, we have built a total of 18 warehouses with a total leasable area of 144,537 square meters (1,555,780 square-feet), of which all warehouses have already been leased and are currently in operation with lease terms ranging from 36 to 144 months. In 2025, we finished the construction of 1 additional warehouse for a total of 5,071 square meters (54,584 square-feet), and an expansion of one warehouse by an additional 4,866 square meters (52,594 square-feet).
●	Shopping Center and Office Plaza. Located in the outside areas of Terminal A of the Monterrey airport, the shopping center and office plaza consists of a two-story building with commercial space on the lower level and office space for rent on the upper level. We completed the renovation and expansion of the East Public Area of Terminal A in June 2024.

●	In December 2012, a gasoline service station within the Monterrey airport began operations. The 2,500 square meters (26,910 square feet) of land on which the service station is located is identified for diversification activities and was leased to Grupo ORSAN, an authorized distributor of Mobil, for a renewable term of 15 years. Grupo ORSAN is responsible for the operation of and all investments in the service station. In 2025, the leasing of this land to Grupo ORSAN generated revenues of Ps. 3,173 thousand.
●	Office Center for Cargo Logistics Agents. Leasing of 1,045 square meters (11,248 square feet) of space at the Monterrey airport with an occupancy rate of 94.9% as of December 31, 2025.

Revenues from Complementary Activities

Our complementary activities generated 11.1% of our non-aeronautical revenues in 2025. These include:

●	Leasing of space. Revenues that we derive from the leasing of space in our terminals to airlines and complementary service providers for certain activities that are not essential to airport operations, such as first class/VIP lounges, are not subject to price regulation under our maximum tariffs and are classified as non-regulated commercial activities.
●	Baggage-Screening Services. The ICAO established security guidelines requiring checked baggage on all international commercial flights as of January 2006 and all domestic commercial flights as of July 2006 to undergo a comprehensive screening process for the detection of explosives. We completed the purchase and installation of screening equipment in all of our airports in 2015 to facilitate our airline customers’ compliance with the baggage-screening guidelines. We negotiated an increase to maximum tariffs as of 2013 with the Mexican Federal Civil Aviation Agency to take into account the maintenance costs of baggage-screening systems in all of our airports required by mandatory circulars CO SA-17.2/10 R3 and CO SA-17.9/16. Our subsidiary Servicios Complementarios del Centro Norte, S.A. de C.V., has operated the checked-baggage screening systems at our airports since March 1, 2012. In 2025, our revenues from the operation of checked-baggage screening system service, amounted to Ps. 271,838 thousand.
●	Non-Permanent Ground Transportation. Our revenues from providers of ground transportation services deemed “nonpermanent” under applicable Mexican law, such as access fees charged to charter buses, are not subject to price regulation under our maximum tariffs and are classified as non-regulated commercial activities.
●	Access Rights. Revenues that we derive from granting access rights to transportation providers to terminal buildings at our airports are not subject to price regulation under our maximum tariffs and are classified as non-regulated commercial activities.

Our Airports

In 2023, 2024 and 2025, our airports served a total of approximately 26.8 million, 26.5 million and 28.8 million terminal passengers, respectively. All of our airports are designated as international airports under applicable Mexican law, meaning that they are equipped to receive international flights and maintain customs and immigration facilities operated by the Mexican government.

The following table sets forth the percentage of terminal passenger traffic generated at our airports per type of destination during 2023, 2024 and 2025:

	Percentage of Total Passenger Traffic
Type of Destination	2023	2024	2025
Metropolitan (Monterrey)	49.6%	51.2%	54.3%
Tourist (Acapulco, Mazatlán and Zihuatanejo)	11.8%	11.9%	11.0%
Border (Ciudad Juárez and Reynosa)	10.5%	10.1%	9.0%
Regional (Culiacán, Chihuahua, Durango, San Luis Potosí, Tampico, Torreón and Zacatecas)	28.1%	26.8%	25.7%

The following tables set forth the passenger traffic volume presented in amounts of (i) total passengers, (ii) terminal departing and arriving passengers and (iii) transit passengers, for each of our airports for the periods indicated:

Passenger Traffic

	For the Year Ended December 31,
	2021			2022			2023			2024			2025
	Terminal(1)	Transit(2)	Total	Terminal(1)	Transit(2)	Total	Terminal(1)	Transit(2)	Total	Terminal(1)	Transit(2)	Total	Terminal(1)	Transit(2)	Total
Total passengers:
Acapulco	670,239	6,180	676,419	838,991	7,048	846,039	894,012	4,184	898,196	601,610	3,243	604,853	684,452	8,406	692,858
Ciudad Juárez	1,499,841	813	1,500,654	2,004,524	5,278	2,009,802	2,275,153	3,257	2,278,410	2,145,418	2,858	2,148,276	2,132,786	2,685	2,135,471
Culiacán	1,970,211	9,197	1,979,408	2,426,003	7,758	2,433,761	2,612,249	7,370	2,619,619	2,240,034	35,339	2,275,373	2,162,362	65,020	2,227,382
Chihuahua	1,363,937	768	1,364,705	1,727,006	978	1,727,984	1,905,714	881	1,906,595	1,850,857	—	1,850,857	1,956,463	13	1,956,476
Durango	446,030	789	446,819	485,524	761	486,285	513,246	891	514,137	534,993	157	535,150	569,657	425	570,082
Mazatlán	1,106,071	13,108	1,119,179	1,450,944	17,539	1,468,483	1,621,740	12,700	1,634,440	1,868,817	8,819	1,877,636	1,736,208	12,976	1,749,184
Monterrey	8,269,834	8,066	8,277,900	10,943,186	9,733	10,952,919	13,326,936	26,247	13,353,183	13,581,599	70,056	13,651,655	15,623,275	154,240	15,777,515
Reynosa	425,918	524	426,442	518,051	871	518,922	540,122	1,411	541,533	530,939	1,024	531,963	441,178	1,847	443,025
San Luis Potosí	528,625	2,317	530,942	633,364	1,222	634,586	718,639	3,234	721,873	736,386	2,998	739,384	834,795	2,965	837,760
Tampico	397,191	2,380	399,571	495,602	2,614	498,216	563,204	1,979	565,183	560,679	396	561,075	609,476	2,027	611,503
Torreón	537,161	3,079	540,240	670,245	4,419	674,664	776,462	4,848	781,310	813,226	3,332	816,558	842,608	3,940	846,548
Zacatecas	375,930	451	376,381	433,952	3,094	437,046	443,582	4,057	447,639	371,280	4,047	375,327	423,818	3,855	427,673
Zihuatanejo	434,176	29	434,205	593,354	166	593,520	654,392	1,258	655,650	674,660	593	675,253	733,616	556	734,172
Total	18,025,164	47,701	18,072,865	23,220,746	61,481	23,282,227	26,845,451	72,317	26,917,768	26,510,498	132,862	26,643,360	28,750,694	258,955	29,009,649
(1)	Includes arriving and departing passengers as well as transfer passengers (passengers who arrive at our airports on one aircraft and depart on a different aircraft).
(2)	Terminal passengers who arrive at our airports but generally depart without changing aircraft.

	For the Year Ended December 31,
	2021			2022			2023			2024			2025
	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total
Terminal departing passengers:
Acapulco	304,494	30,640	335,134	376,320	44,921	421,241	411,015	42,674	453,689	275,093	25,691	300,784	307,325	33,828	341,153
Ciudad Juárez	718,819	11,814	730,633	926,814	5,903	932,717	1,036,227	9,039	1,045,266	985,548	8,376	993,924	1,037,449	10,225	1,047,674
Culiacán	962,481	41,991	1,004,472	1,193,947	26,690	1,220,637	1,293,475	28,355	1,321,830	1,101,676	34,374	1,136,050	1,060,556	31,201	1,091,757
Chihuahua	607,491	86,328	693,819	777,044	77,317	854,361	862,209	80,187	942,396	819,704	94,286	913,990	875,800	98,512	974,312
Durango	172,323	55,337	227,660	187,821	57,181	245,002	199,128	61,194	260,322	205,463	66,237	271,700	218,147	71,513	289,660
Mazatlán	460,163	91,969	552,132	569,485	155,193	724,678	634,186	177,988	812,174	741,021	196,613	937,634	689,826	181,475	871,301
Monterrey	3,384,393	741,850	4,126,243	4,661,158	749,780	5,410,938	5,630,208	993,208	6,623,416	5,557,620	1,179,945	6,737,565	6,414,158	1,344,917	7,759,075
Reynosa	203,881	8,205	212,086	231,396	6,183	237,579	238,853	3,109	241,962	228,951	2,186	231,137	214,873	2,033	216,906
San Luis Potosí	173,765	92,965	266,730	198,405	118,571	316,976	228,091	130,676	358,767	219,840	147,046	366,886	232,590	179,443	412,033
Tampico	174,714	27,454	202,168	215,558	32,937	248,495	242,897	40,793	283,690	239,584	44,145	283,729	245,790	57,886	303,676
Torreón	229,382	39,778	269,160	291,231	41,070	332,301	339,297	49,099	388,396	347,292	58,408	405,700	358,099	64,641	422,740
Zacatecas	122,420	71,167	193,587	138,079	81,362	219,441	131,418	94,957	226,375	100,140	88,332	188,472	106,970	105,046	212,016
Zihuatanejo	167,531	49,600	217,131	200,035	98,631	298,666	220,924	106,609	327,533	220,837	117,844	338,681	259,554	106,525	366,079
Total	7,681,857	1,349,098	9,030,955	9,967,293	1,495,739	11,463,032	11,467,928	1,817,888	13,285,816	11,042,769	2,063,483	13,106,252	12,021,137	2,287,245	14,308,382

	For the Year Ended December 31,
	2021			2022			2023			2024			2025
	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total
Terminal arriving passengers:
Acapulco	319,269	15,836	335,105	397,526	20,224	417,750	427,108	13,215	440,323	296,793	4,033	300,826	329,574	13,725	343,299
Ciudad Juárez	768,487	721	769,208	1,071,171	636	1,071,807	1,229,445	442	1,229,887	1,151,109	385	1,151,494	1,084,772	340	1,085,112
Culiacán	957,713	8,026	965,739	1,198,999	6,367	1,205,366	1,283,585	6,834	1,290,419	1,093,672	10,312	1,103,984	1,059,565	11,040	1,070,605
Chihuahua	626,199	43,919	670,118	816,228	56,417	872,645	908,507	54,811	963,318	868,455	68,412	936,867	906,358	75,793	982,151
Durango	178,320	40,050	218,370	194,481	46,041	240,522	207,508	45,416	252,924	212,079	51,214	263,293	223,008	56,989	279,997
Mazatlán	474,146	79,793	553,939	583,175	143,091	726,266	655,359	154,207	809,566	756,672	174,511	931,183	700,584	164,323	864,907
Monterrey	3,590,916	552,675	4,143,591	4,884,073	648,175	5,532,248	5,847,070	856,450	6,703,520	5,799,149	1,044,885	6,844,034	6,677,967	1,186,233	7,864,200
Reynosa	213,334	498	213,832	280,139	333	280,472	297,829	331	298,160	299,685	117	299,802	224,262	10	224,272
San Luis Potosí	187,314	74,581	261,895	220,151	96,237	316,388	250,966	108,906	359,872	247,127	122,373	369,500	264,604	158,158	422,762
Tampico	181,277	13,746	195,023	229,228	17,879	247,107	256,664	22,850	279,514	253,899	23,051	276,950	262,672	43,128	305,800
Torreón	246,130	21,871	268,001	315,678	22,266	337,944	360,615	27,451	388,066	370,186	37,340	407,526	376,390	43,478	419,868
Zacatecas	125,326	57,017	182,343	140,789	73,722	214,511	129,085	88,122	217,207	103,748	79,060	182,808	114,169	97,633	211,802
Zihuatanejo	173,028	44,017	217,045	207,700	86,988	294,688	235,146	91,713	326,859	232,751	103,228	335,979	272,442	95,095	367,537
Total	8,041,459	952,750	8,994,209	10,539,338	1,218,376	11,757,714	12,088,887	1,470,748	13,559,635	11,685,325	1,718,921	13,404,246	12,496,367	1,945,945	14,442,312

The following table sets forth the air traffic movement capacity of each of our airports as of December 31, 2025:

Capacity(1) by Airport(2)

	Peak Air Traffic
	Movements per	Runway	% Capacity
Airport	Hour	Capacity(3)	Used
Acapulco	4	40	10.0
Ciudad Juárez	6	20	30.0
Culiacán	9	24	33.3
Chihuahua	6	40	15.0
Durango	3	40	10.0
Mazatlán	7	22	31.8
Monterrey	25	38	63.2
Reynosa	4	18	16.7
San Luis Potosí	5	20	25.0
Tampico	3	22	13.6
Torreón	4	20	20.0
Zacatecas	3	20	10.0
Zihuatanejo	5	20	25.0
(1)	Capacity is calculated based on Hour 30 (the thirtieth hour of maximum activity during the year).
(2)	2025 figures.
(3)	Air traffic movements per hour.

The following table sets forth the terminal capacity of each of our airports as of December 31, 2025:

Capacity(1) by Airport(2)

	Peak Passenger
	Traffic Movements	Terminal	% Capacity
Airport	per Hour	Capacity(3)	Used
Acapulco	521	1,104	47.2
Ciudad Juárez	1,000	1,428	70.0
Culiacán	960	1,011	95.0
Chihuahua	851	1,421	59.9
Durango	419	731	57.3
Mazatlán	1,002	1,719	58.3
Monterrey Terminal A	2,330	2,970	78.4
Monterrey Terminal B	859	1,610	53.4
Monterrey Terminal C	1,891	1,863	101.5
Reynosa	508	915	55.5
San Luis Potosí	434	1,398	31.0
Tampico	427	777	54.9
Torreón	587	552	106.4
Zacatecas	356	586	60.8
Zihuatanejo	670	944	71.0
(1)	Capacity is calculated based on Hour 30 (the thirtieth hour of maximum activity during the year).
(2)	2025 figures.
(3)	Passenger traffic during peak hours.

The following table sets forth the air traffic movements for each of our airports for the periods indicated:

Air Traffic Movements by Airport(1)

	For the Year Ended December 31,
	2021	2022	2023	2024	2025
Acapulco	18,360	18,127	17,056	10,424	13,104
Ciudad Juárez	18,243	20,758	20,928	20,713	21,067
Culiacán	35,912	37,667	35,765	32,720	33,606
Chihuahua	27,366	27,666	27,722	27,662	27,902
Durango	13,985	15,131	14,099	14,760	14,771
Mazatlán	18,325	19,016	18,759	21,667	21,687
Monterrey	77,860	90,950	107,525	112,822	133,145
Reynosa	7,181	6,834	7,166	6,921	5,557
San Luis Potosí	16,420	17,340	18,976	19,394	21,781
Tampico	14,720	13,328	13,880	14,226	13,783
Torreón	14,077	14,440	14,174	14,319	15,731
Zacatecas	6,282	6,698	6,325	5,297	5,696
Zihuatanejo	10,626	11,147	10,336	10,691	10,495
Total	279,357	299,102	312,711	311,616	338,325
(1)	Includes departures and landings.

The following table sets forth the average number of passengers per air traffic movement for each of our airports for the periods indicated:

Average Passengers per Air Traffic Movements by Airport(1)

	For the Year Ended December 31,
	2021	2022	2023	2024	2025
Acapulco	36.5	46.3	52.7	58.0	52.9
Ciudad Juárez	82.2	96.6	108.9	103.7	101.4
Culiacán	54.9	64.4	73.2	69.5	66.3
Chihuahua	49.8	62.4	68.8	66.9	70.1
Durango	31.9	32.1	36.5	36.3	38.6
Mazatlán	60.4	76.3	87.1	86.7	80.7
Monterrey	106.2	120.3	124.2	121.0	118.5
Reynosa	59.3	75.8	75.6	76.9	79.7
San Luis Potosí	32.2	36.5	38.0	38.1	38.5
Tampico	27.0	37.2	40.7	39.4	44.4
Torreón	38.2	46.4	55.1	57.0	53.8
Zacatecas	59.8	64.8	70.8	70.9	75.1
Zihuatanejo	40.9	53.2	63.4	63.2	70.0
Total for all airports	64.5	77.6	86.1	85.5	85.7
(1)	Includes total passengers divided by total air traffic movements.

Air Traffic Movements by Aviation Category(1)

	For the Year Ended December 31,
	2024	2025
Commercial aviation	206,418	231,060
Charter aviation	701	678
General aviation and other	104,497	106,587
Total	311,616	338,325

(1)Includes departures and landings for all 13 airports.

Metropolitan Destination

Monterrey International Airport

The Monterrey airport is our most important airport based on passenger traffic (including both domestic and international passengers), air traffic movements and contribution to aeronautical revenues. According to the Mexican Federal Civil Aviation Agency, the Monterrey airport was the fourth busiest airport in Mexico in 2025 based on commercial and general aviation passenger traffic. In 2023, 2024 and 2025, it accounted for approximately 49.6%, 51.2% and 54.3%, respectively, of our terminal passenger traffic.

In 2023, 2024 and 2025, a total of 13.3 million, 13.6 million, and 15.6 million terminal passengers, respectively, were served by the Monterrey airport. Of the terminal passengers in 2023, 86.1% were domestic, and 13.9% were international passengers. In 2024, 83.6% were domestic, and 16.4% were international passengers. In 2025, 83.8% were domestic, and 16.2% were international passengers. This airport serves primarily business travelers and is also a hub for the transportation of goods.

A total of 15 commercial airlines operated at this airport during 2025. In 2025, airlines operating at this airport served 66 direct destinations, including 39 domestic destinations and 27 international destinations. In 2025, the principal 10 routes to and from this airport, based on passenger traffic, were Mexico City, Cancún, Guadalajara, Santa Lucía (AIFA), Querétaro, Toluca, Tijuana, Puerto Vallarta, León (Bajío) and Mérida. In 2025, the principal airlines operating at the airport were Viva Aerobus, Volaris, Grupo Aeroméxico, United Airlines, American Airlines, Magnicharters, Delta Air Lines, Copa Airlines, Aerus, Alaska Airlines, TAR, Air Canada, Mexicana and Avianca.

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

The Monterrey airport operates 24 hours a day. The airport has two operating runways, one with a length of 3,000 meters (9,842 feet) and the other with a length of 1,800 meters (5,905 feet). The airport’s runway capacity is 38 air traffic movements per hour. The airport also has an instrument landing system on runway 29. The airport occupies a total area of 862.26 hectares (3.33 square miles) and has three commercial passenger terminal buildings (Terminal A, B and C for domestic and international flights) with a total area of approximately 82,746 square meters (890,671 square feet). The airport has four platforms for commercial aviation operations, one platform for general aviation operations, one platform for air freight operations with eight positions and thirteen taxiways.

The Terminal A building has a total area of approximately 41,584 square meters (447,606 square feet), of which 4,508 square meters (48,524 square feet) is commercial space, a 17-position apron for commercial aviation, a five-position apron for general aviation, nine air bridges, an ample boarding lounge for passengers making connections with other flights and other boarding lounges. Terminal A has 19 boarding gates for international or domestic flights and a public parking facility that accommodates 2,259 vehicles. This terminal building was mainly used by Viva Aerobus, Volaris, American Airlines, United Airlines, Magnicharters, Copa Airlines, Air Canada, Mexicana, and TAR during 2025.

As part of the expansion and remodeling efforts at Monterrey International Airport, the East Public Area of Terminal A commenced operations in June 2024. This newly developed area spans 6,253 square meters (67,323 square feet) and includes 35 double-check-in counters, commercial establishments, airport services, medical facilities, and checked baggage control, among other amenities.

The Terminal B building started operations on September 1, 2010, and is used by Aeroméxico, Aeroméxico Connect, Delta, TAR and Aerus. Terminal B has a total area of approximately 22,536 square meters (242,575 square feet), of which 2,906 square meters (31,280 square feet) is commercial space. It has two levels plus a mezzanine and includes six air bridges, a 16-position commercial aviation apron and 14 boarding gates. Terminal B also has a public parking facility that accommodates 1,150 vehicles. In 2018, we completed a 1,200 square-meter (12,917 square-foot) expansion of the passenger waiting area for regional flights leaving out of Terminal B at the Monterrey airport. The expansion increased the regional waiting area by 280%. The project had a total investment of Ps.125 million, and it started operations on September 8, 2018.

The Terminal C building has a total area of approximately 18,626 square meters (200,489 square feet), of which 2,179 square meters (23,455 square feet) is commercial space. This terminal, which commenced operation at year-end 2006, is used by Viva Aerobus. Terminal C has 11 boarding gates and serves 26 aircraft positions for commercial aviation. In June 2023, we concluded the construction of a new boarding gate building (Wing 1) connected to the Terminal C building, we added more commercial spaces, seven boarding gates and one additional connecting point, with a total area of approximately 5,811 square meters (62,549 square feet). Terminal C has a public parking facility that accommodates 933 vehicles.

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

To allow the future expansion of the Monterrey airport, between 2007 and 2011, we entered into a series of agreements for the purchase and exchange of plots of land adjacent to or near the Monterrey airport. We currently own approximately 519 hectares (2.0 square miles) of land reserve adjacent or near the Monterrey airport with an aggregate book value of Ps.1,422,046 thousand. To recover the cost of our investments in land reserve, on December 4, 2012, we received authorization from the former Mexican Bureau of Civil Aviation (currently the Mexican Federal Civil Aviation Agency) to reallocate Ps.386,538 thousand (amount expressed in nominal 2009 pesos) in investments included in the 2011–2015 Master Development Program for the Monterrey airport to recover the cost of land acquisition. Additionally, the 2011 Master Development Program review recognized Ps.77,307 thousand (amount expressed in nominal 2009 pesos) of cost of land acquisitions. The recovery of the remaining investment of Ps.696,767 thousand (amount expressed in nominal 2009 pesos) in land acquisition costs has been included in the 2011-2015 Master Development Program. In 2022, we donated 56.6 hectares (0.2 square miles) of land with a book value of Ps.283,728 thousand to the Federal

Government, acting through the Ministry of Infrastructure, Communications and Transportation, which will be incorporated into the Monterrey airport concession. The recovery of the remaining investment made by the Company in the amount of Ps.694,390 thousand (expressed in nominal 2009 pesos) in land acquisition costs has been included in the indicative period of our current approved Master Development Program for 2026-2035.

In November 2019, we started a major expansion project at the Monterrey airport. The expected investment is approximately Ps.5.5 billion. The project is being built in two phases. Phase 1, which as of the date of this report is already operational, consists of the expansion of the public and check-in areas of Terminal A and the construction of a new boarding gate wing. As a result, total terminal space has increased by approximately 17,650 square meters (189,983 square feet), approximately a 28% increase of the existing terminal space. Phase 2 consists of an overall expansion of the terminal, increasing terminal space by approximately an additional 8,402 square meters (90,438 square feet), an increase of 11% as compared to Phase 1. Phase 2 is expected to be completed by mid-2027. After both phases of the expansion, the Monterrey airport will have an annual capacity of 15.9 million passengers (up from 11.9 million passengers currently), positioning itself as one of the busiest connection centers in northern Mexico.

Tourist Destinations

Acapulco International Airport

The Acapulco airport is our ninth most important airport based on passenger traffic and contribution to aeronautical revenues. According to the Mexican Federal Civil Aviation Agency, the Acapulco airport was the 34th busiest airport in Mexico in 2025 based on commercial and general aviation passenger traffic. In 2023, 2024 and 2025, it accounted for approximately 3.3%, 2.3% and 2.4%, respectively, of our terminal passenger traffic.

In 2023, 2024, and 2025, a total of 894,012, 601,610 and 684,452 terminal passengers, respectively, were served by the Acapulco airport. Of the terminal passengers in 2023, 93.7% were domestic and 6.3% were international. In 2024, 95.1% were domestic and 4.9% were international. In 2025, 93.1% were domestic and 6.9% were international. Because the airport’s passengers are predominantly tourists, the airport’s passenger traffic and results of operations are highly seasonal and affected by Mexican and international economic conditions.

A total of 7 commercial airlines operated at this airport during 2025. In 2025, airlines operating at this airport served eight direct destinations, including five domestic destinations and three international destinations. In 2025, the principal routes to and from this airport, based on passenger traffic, were Mexico City, Tijuana, Guadalajara, Santa Lucía (AIFA), Monterrey, Houston, Dallas and Montreal. In 2025, the principal airlines operating at the airport were Volaris, Grupo Aeroméxico, Viva Aerobus, United Airlines, American Airlines, Air Transat and Sunwing Airlines.

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

In 2025, passenger traffic at Acapulco airport registered a 13.8% increase with respect to passenger traffic in 2024. Passenger traffic at Acapulco airport has gradually recovered in line with the reopening of hotel rooms and other tourist infrastructure in the city since October 2023. At the end of 2024, we recognized an amount of Ps.137,930 thousand as “Property, improvements on leased assets, and equipment, net,” which relates to payments made for repair works due to Hurricane Otis. During 2025, we received insurance proceeds of Ps.82,011 thousand under our contracted insurance policies, and an amount of Ps.55,919 thousand was recognized as an investment in the concession under the Master Development Programs.

Mazatlán International Airport

The Mazatlán airport is our fifth most important airport based on passenger traffic. According to the Mexican Federal Civil Aviation Agency, the Mazatlán airport was the 19th busiest airport in Mexico in 2025 based on commercial and general aviation passenger traffic. In 2023, 2024 and 2025, it accounted for approximately 6.0%, 7.0% and 6.0%, respectively, of our terminal passenger traffic.

In 2023, 2024 and 2025, a total of 1,621,740, 1,868,817 and 1,736,208 terminal passengers, respectively, were served by the Mazatlán airport. Of the terminal passengers in 2023, 79.5% were domestic and 20.5% were international. In 2024, 80.1% were domestic and 19.9% were international. In 2025, 80.1% were domestic and 19.9% were international. The airport’s passengers are predominantly domestic tourists who come from Mexico City, Monterrey and Tijuana, among other cities, and international tourists who come primarily from the United States and Canada. Because the airport’s passengers are predominantly tourists, the airport’s passenger traffic and results of operations are highly seasonal and affected by Mexican and international economic conditions.

A total of 13 airlines operate at the airport (12 commercial airlines and two charter airlines). In 2025, airlines operating at this airport served 25 direct destinations, including eleven domestic destinations and fourteen international destinations. Of these destinations, Mexico City, Tijuana, Monterrey, Santa Lucía (AIFA), Ciudad Juárez, Chihuahua, La Paz, Querétaro, Culiacán and Cabo San Lucas were the main domestic routes. The main international destinations served by this airport were Los Angeles, Phoenix, Dallas, Calgary, Vancouver, Edmonton, Minneapolis, Toronto, Montreal and Winnipeg. In 2025, the principal airlines operating at this airport were Viva Aerobus, Volaris, Grupo

Aeroméxico, American Airlines, WestJet, Alaska Airlines, sunwing, TAR, Mexicana, Señor Air, Sun Country, Delta Air Lines and United Airlines.

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

In 2014, the terminal building was expanded by 2,300 square meters (24,757 square feet) and 2,500 square meters (26,909 square feet) of space were refurbished, including the main facade of the airport, waiting area, check-in and inspection points, restrooms and offices. Commercial spaces were also expanded. In October 2021, we started a project to redesign and redirect passenger flows at the terminal building of the Mazatlán airport. This project was concluded in 2025 and increased the airport capacity by approximately 1,920 square meters (20,667 square feet), and distributed commercial and operational spaces more efficiently by taking advantage of the reconfiguration of passenger flows.

Zihuatanejo International Airport

The Zihuatanejo airport is our eighth most important airport based on passenger traffic. According to the Mexican Federal Civil Aviation Agency, the Zihuatanejo airport was the 32nd busiest airport in Mexico in 2025 based on commercial and general aviation passenger traffic. In 2023, 2024 and 2025, it accounted for approximately 2.4%, 2.5% and 2.5% respectively, of our terminal passenger traffic.

In 2023, 2024 and 2025, a total of 654,392, 674,660 and 733,616 terminal passengers, respectively, were served by the Zihuatanejo airport. Of the terminal passengers in 2023, 69.7% were domestic, and 30.3% were international. In 2024, 67.2% were domestic, and 32.8% were international. In 2025, 72.5% were domestic, and 27.5% were international. Because the airport’s passengers are predominantly tourists, the airport’s passenger traffic and results of operations are seasonal and are affected by Mexican and international economic conditions.

A total of 11 airlines operate at the airport (10 commercial airlines and two charter airline). In 2025, airlines operating at this airport served 17 direct destinations, including six domestic destinations and 11 international destinations. In 2025, the principal domestic routes to and from this airport were Mexico City, Santa Lucía (AIFA), Tijuana, Querétaro, and Guadalajara. The principal international routes to and from this airport were Los Angeles, Calgary, Dallas, Houston, Montreal, Vancouver, Minneapolis, Phoenix, San Francisco, Toronto and Chicago. In 2025, the principal airlines operating at this airport were Volaris, Viva Aerobus, Grupo Aeroméxico, Alaska Airlines, WestJet, American Airlines, United Airlines, Air Canada, Sun Country, Mexicana and TAR.

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

Regional Destinations

Chihuahua International Airport

The Chihuahua airport is our fourth most important airport based on passenger traffic and air traffic movements and our third most important airport based on aeronautical revenues. According to the Mexican Federal Civil Aviation Agency, the Chihuahua airport was the 15th busiest airport in Mexico in 2025 based on commercial and general aviation passenger traffic. In 2023, 2024 and 2025, it accounted for approximately 7.1%, 7.0% and 6.8%, respectively, of our terminal passenger traffic.

In 2023, 2024 and 2025, a total of 1,905,714, 1,850,857 and 1,956,463 terminal passengers, respectively, were served by the Chihuahua airport. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of six commercial airlines operate at the airport. In 2025, airlines operating at this airport served 15 direct destinations, including thirteen domestic destinations and two international destinations. In 2025, the principal routes to and from this airport, based on passenger traffic, were Mexico City, Monterrey, Guadalajara, Tijuana, Cancún, Santa Lucía (AIFA), Mazatlán, Hermosillo, Culiacán, Los Mochis, Querétaro, Cabo San Lucas, Dallas and Denver. In 2025, the principal airlines operating at this airport were Viva Aerobus, Grupo Aeroméxico, Volaris, American Airlines, TAR, and Señor Air.

The Chihuahua airport is located approximately 18 kilometers (11 miles) from the city of Chihuahua, the capital of the state of Chihuahua. The city’s population is 988,065 people. Chihuahua’s close proximity to the United States and its highly developed maquiladora industry account for the majority the airport’s incoming and outgoing traffic.

The Chihuahua airport operates 14 hours a day. The airport has three runways, with lengths of 2,600 meters (8,530 feet), 2,420 meters (7,940 feet) and 1,100 meters (3,609 feet), respectively. The runway system has a capacity of 40 air traffic movements per hour. The airport also has an instrument landing system on runway 36R. The airport occupies a total area of approximately 909.2 hectares (3.51 square miles). The airport’s facilities include a terminal building with a total area of approximately 13,054 square meters (140,512 square feet), including 1,606 square meters (17,287 square feet) of commercial space, a seven-position apron for commercial aviation, two aprons with a total of 21 positions for general aviation, five taxiways, a one-position apron for airfreight and two air bridges. The airport terminal has seven gates. The Chihuahua airport has a public parking facility that accommodates 605 vehicles.

In December 2016, we started an expansion and remodeling of the terminal building at the Chihuahua airport, which was completed on September 17, 2019. The project had a total investment of Ps.318 million and included 5,743 square meters (61,817 square feet) of new areas and the remodeling of 9,510 square meters (102,365 square feet).

Culiacán International Airport

The Culiacán airport is our second most important airport based on passenger traffic, air traffic movements and contribution to aeronautical revenues. According to the Mexican Federal Civil Aviation Agency, the Culiacán airport was the 12th busiest airport in Mexico in 2025 based on commercial and general aviation passenger traffic. In 2023, 2024 and 2025, it accounted for approximately 9.7%, 8.4% and 7.5%, respectively, of our terminal passenger traffic.

In 2023, 2024 and 2025, a total of 2,612,249, 2,240,034 and 2,162,362 terminal passengers, respectively, were served by the Culiacán airport. Of the terminal passengers in 2023, 98.7% were domestic, 1.3% were international. In

2024, 98.0% were domestic, 2.0% were international. In 2025, 98.0% were domestic, 2.0% were international. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are highly affected by Mexican economic conditions.

A total of four commercial airlines operate at the airport. In 2025, airlines operating at this airport served ten domestic destinations: Tijuana, Mexico City, Guadalajara, Monterrey, San José del Cabo, Santa Lucía (AIFA), Mexicali, La Paz, Chihuahua and Hermosillo, with one international destination to Phoenix. In 2025, the principal airlines operating at this airport were Volaris, Viva Aerobus, Grupo Aeroméxico, and TAR.

The Culiacán airport is located approximately 14 kilometers (9 miles) from the city of Culiacán. The population of the whole municipality was 1,003,530 as of the most recent census. Culiacán is the capital of the state of Sinaloa, an important producer of beef and agricultural products.

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

In August 2022, we began the expansion and remodeling of the terminal building at the Culiacán airport. The project, which is expected to be completed by the by the end of 2027, will have a total investment of approximately Ps.573 million. After the project concludes, the total area will be 24,814 square meters (267,096 square feet), an increase of approximately 105% in the size of the building.

Durango International Airport

In 2023, 2024 and 2025, the Durango airport accounted for approximately 1.9%, 2.0% and 2.0%, respectively, of our terminal passenger traffic.

In 2023, 2024 and 2025, a total of 513,246, 534,993 and 569,657 terminal passengers, respectively, were served by the Durango airport. Of the terminal passengers in 2023, 79.2% were domestic, and 20.8% were international. In 2024, 78.0% were domestic, and 22.0% were international. In 2025, 77.4% were domestic, and 22.6% were international. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of five commercial airlines operate at the airport. In 2025, airlines operating at this airport served eight direct destinations, including six domestic destinations and two international destinations: Tijuana, Mexico City, Santa Lucía (AIFA), Monterrey, Guadalajara and Ciudad Juárez. The principal international routes were Dallas and Chicago. In 2025, the airlines operating at this airport were Volaris, Grupo Aeroméxico, American Airlines, Viva Aerobus and TAR.

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

San Luis Potosí International Airport

According to the Mexican Federal Civil Aviation Agency, the San Luis Potosí airport was the 30th busiest airport in Mexico in 2025 based on commercial and general aviation passenger traffic. In 2023, 2024 and 2025, the San Luis Potosí airport accounted for approximately 2.7%, 2.8% and 2.9%, respectively, of our terminal passenger traffic.

In 2023, 2024 and 2025, a total of 718,639, 736,386 and 834,795 terminal passengers, respectively, were served by the San Luis Potosí airport. Of the terminal passengers in 2023, 66.7% were domestic and 33.3% were international. In 2024, 63.4% were domestic and 36.6% were international. In 2025, 59.6% were domestic and 40.4% were international. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions. A total of six commercial airlines operate at the airport: Volaris, Grupo Aeroméxico, American Airlines, United Airlines, Aerus and TAR. In 2025, airlines operating at this airport served ten destinations, including six domestic destinations and four international destinations. In 2025, the principal routes to and from this airport, based on passenger traffic, were Mexico City, Cancún, Tijuana, Monterrey, Puerto Vallarta, Santa Lucía (AIFA), Dallas, Houston, Atlanta and San Antonio.

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

Tampico International Airport

According to the Mexican Federal Civil Aviation Agency, the Tampico airport was the 36th busiest airport in Mexico in 2025 based on commercial and general aviation passenger traffic. In 2023, 2024 and 2025, it accounted for approximately 2.2%, 2.1% and 2.1%, respectively, of our terminal passenger traffic.

In 2023, 2024 and 2025 a total of 563,204, 560,679 and 609,476 terminal passengers, respectively, were served by the Tampico airport. Of the terminal passengers in 2023, 88.7% were domestic and 11.3% were international. In 2024, 88.0% were domestic and 12.0% were international. In 2025, 83.4% were domestic and 16.6% were international. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of four commercial airlines operate at the airport. In 2025, airlines operating at this airport served seven direct destinations, including five domestic destinations and two international destinations: Mexico City, Monterrey, Santa Lucía (AIFA), Cancún, Villahermosa, Houston and Dallas. In 2025, the airlines operating at the airport were Viva Aerobus, Grupo Aeroméxico, United Airlines and American Airlines.

The Tampico airport serves the industrial zone of Tampico, Ciudad Madero and Altamira, which have a combined population of 927,379 as of the most recent census. This industrial zone is home to companies in the petroleum and chemical industries.

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

Torreón International Airport

According to the Mexican Federal Civil Aviation Agency, the Torreón airport was the 29th busiest airport in Mexico in 2025 based on commercial and general aviation passenger traffic. In 2023, 2024 and 2025, the Torreón airport accounted for approximately 2.9%, 3.1% and 2.9%, respectively, of our terminal passenger traffic.

In 2023, 2024 and 2025, a total of 776,462, 813,226 and 842,608 terminal passengers, respectively, were served by the Torreón airport. Of the terminal passengers in 2023, 90.1% were domestic and 9.9% were international. In 2024, 88.2% were domestic and 11.8% were international. In 2025, 87.2% were domestic and 12.8% were international. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of five commercial airlines operate at the airport. In 2025, airlines operating at this airport served nine direct destinations, including seven domestic destinations and two international destinations. In 2025, the principal routes to and from this airport, based on passenger traffic were Mexico City, Guadalajara, Tijuana, Cancún, San José del Cabo, Querétaro, Ciudad Juárez, Dallas and San Antonio. In 2025, the airlines operating at the airport were Grupo Aeroméxico, Viva Aerobus, Volaris, American Airlines and TAR.

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

Zacatecas International Airport

According to the Mexican Federal Civil Aviation Agency, the Zacatecas airport was the 41st busiest airport in Mexico in 2025 based on commercial and general aviation passenger traffic. In 2023, 2024 and 2025, the Zacatecas airport accounted for approximately 1.7%, 1.4% and 1.5%, respectively, of our terminal passenger traffic.

In 2023, 2024 and 2025, a total of 443,582, 371,280 and 423,818 terminal passengers, respectively, were served by the Zacatecas airport. Of the terminal passengers in 2023, 58.7% were domestic and 41.3% were international. In 2024, 54.9% were domestic and 45.1% were international. In 2025, 52.2% were domestic and 47.8% were international. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of three commercial airlines operate at the airport. In 2025, airlines operating at this airport served seven direct destinations, including two domestic destinations and five international destinations: Tijuana, Mexico City, Los Angeles, Chicago, Dallas, San José (California), and Oakland. In 2025, the airlines operating at this airport were Volaris, Grupo Aeroméxico, and American Airlines.

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

Border Destinations

Ciudad Juárez International Airport

According to the Mexican Federal Civil Aviation Agency, the Ciudad Juárez airport was the 14th busiest airport in Mexico in 2025 based on commercial and general aviation passenger traffic. In 2023, 2024 and 2025, the Ciudad Juárez airport accounted for approximately 8.5%, 8.1% and 7.4%, respectively, of our terminal passenger traffic.

In 2023, 2024 and 2025, a total of 2,275,153, 2,145,418 and 2,132,786 terminal passengers, respectively, were served by the Ciudad Juárez airport. Of the terminal passengers in 2023, 2024 and 2025, 99.6%, 99.6% and 99.5%, respectively, were domestic.

A total of four commercial airlines operate at the airport. In 2025, airlines operating at this airport served 12 direct destinations, all of which were domestic. In 2025, the principal routes to and from this airport, based on passenger traffic, were Mexico City, Guadalajara, Monterrey, Tijuana, Cancún, El Bajío, Santa Lucía (AIFA), Mazatlán, Puerto Vallarta, Torreón, Hermosillo and Durango. In 2025, the airlines operating at the airport were Viva Aerobus, Volaris, Grupo Aeroméxico, TAR. As of the date of this annual report, the airport does not have any active non-Mexican airlines.

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

In March 2020, we started an expansion and remodeling of the terminal building at the Ciudad Juárez airport. The project, was inaugurated in 2025, with a total investment of approximately Ps.828 million. Total area increased to 14,277 square meters (153,676 square feet).

Reynosa International Airport

According to the Mexican Federal Civil Aviation Agency, the Reynosa airport was the 40th busiest airport in Mexico in 2025 based on commercial and general aviation passenger traffic. In 2023, 2024 and 2025, the Reynosa airport accounted for approximately 2.0%, 2.0% and 1.5%, respectively, of our terminal passenger traffic.

In 2023, 2024 and 2025, a total of 540,122, 530,939 and 441,178 terminal passengers, respectively, were served by the Reynosa airport. Of the terminal passengers in 2023, 2024 and 2025, 99.4%, 99.6% and 99.5% respectively, were domestic. Because the airport’s passengers are predominantly domestic, the airport’s passenger traffic and results of operations are affected by Mexican economic conditions.

A total of two airlines operate at the airport. In 2025, airlines operating at this airport served six direct destinations, all of which are domestic destinations: Mexico City, Santa Lucía (AIFA), Guadalajara, Cancún, Veracruz and Villahermosa. In 2025, the airlines operating at this airport were Viva Aerobus, and Grupo Aeroméxico.

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

Principal Aeronautical Services Customers

Airline Customers

As of December 31, 2025, over 8 international commercial airlines and 8 Mexican commercial airlines operated flights at our 13 airports. VivaAerobus, , Volaris, and Grupo Aeroméxico operated the most flights at our airports. In 2025, regulated revenues from VivaAerobus were Ps.4,223,697 thousand (U.S.$ 234,650 million), regulated revenues from Volaris totaled Ps.2,188,310 thousand (U.S.$ 121,573 million), and regulated revenues from Grupo Aeroméxico and its affiliates were Ps.1,893,491 thousand (U.S.$ 105,194 million), representing 41.4%, 21.5% and 18.6%, respectively, of our aeronautical revenues from airline customers for 2025. These revenues were earned from passenger charges, landing charges, aircraft parking charges and the leasing of space to these airlines.

The following table sets forth the number of air traffic customers per airline for the years ended December 31, 2023, 2024 and 2025:

	Terminal Passengers
Principal Air Traffic Customers Per Airline	2023	2024	2025
Domestic:
VivaAerobus	12,282,855	13,364,713	14,476,599
Volaris	6,604,539	5,383,866	6,699,448
Grupo Aeroméxico	5,402,213	5,198,662	4,905,074
TAR Aerolíneas	215,641	151,462	171,136
Magnicharter	207,966	134,192	117,670
Aero Calafia	32,646	8,960	—
Aeromar	5,074	—	—
Other	11,845	82,678	110,272
Total domestic	24,762,779	24,324,533	26,480,199

International:
American Airlines	924,160	964,881	980,012
United	484,674	543,862	565,814
Alaska Airlines	140,121	160,130	170,136
Delta	88,956	86,867	88,975
Westjet	67,527	88,228	113,503
Copa Airlines	40,786	54,401	67,506
Spirit	39,320	—	—
Swoop	20,632	—	—
Frontier	2,616	—	—
Other	114,447	132,643	120,482
Total international	1,923,239	2,031,012	2,106,428

General aviation	159,433	154,953	164,067
Total	26,845,451	26,510,498	28,750,694

Historically, traditional carriers such as Aeroméxico had represented a substantial majority of the Mexican commercial airline market. In recent years, however, international carriers, discount carriers, low-cost carriers and other new market entrants have represented a growing proportion of the Mexican commercial airline market. In 2025, passengers traveling on discount and low-cost carriers, such as VivaAerobus and Volaris, accounted for approximately 73.7% of our commercial aviation passenger traffic. Since air transportation historically has been affordable only to the higher income segments of Mexico’s population, resulting in a comparatively low level of air travel, we believe that the entry of low-cost and discount carriers into the Mexican commercial airline market has helped and is expected to continue to increase the use of air transportation in Mexico.

The following table sets forth our principal air traffic customers for the years ended December 31, 2023, 2024 and 2025:

	Percentage of Aeronautical Revenues
Principal Air Traffic Customers	2023	2024	2025
Domestic:
VivaAerobus	35.0%	38.7%	41.4%
Volaris	25.6%	23.5%	21.5%
Grupo Aeroméxico (Aeroméxico and Aeroméxico Connect)	19.1%	19.9%	18.6%
TAR	1.3%	0.8%	0.6%
Grupo Aeromonterrey (Magnicharters)	1.1%	0.8%	0.4%
Menzies Aviation	0.3%	0.4%	0.5%
Aviation Support	0.3%	0.4%	0.3%
AGN Aviation Services	0.4%	0.3%	0.3%
DHL Express México	0.3%	0.2%	0.3%
Other	4.4%	3.4%	3.7%
Total domestic	87.9%	88.5%	87.4%

International:
American Airlines	6.2%	5.7%	5.8%
United	3.1%	3.1%	3.4%
Alaska Airlines	1.1%	0.9%	1.1%
Westjet	0.3%	0.4%	0.7%
Delta Airlines	0.5%	0.5%	0.5%
Copa Airlines	0.2%	0.3%	0.4%
Other	0.7%	0.7%	0.6%
Total international	12.1%	11.5%	12.6%
Total	100.0%	100.0%	100.0%

Complementary Services Customers

As of December 31, 2025, our principal complementary services clients are three principal providers of ramp-handling and baggage-handling services, Menzies Aviation Mexico, AGN Aviation Services and Servicios Aeroportuarios Monterrey, and our primary catering client is Gate Gourmet & Maasa Mexico, all of which provided an aggregate of Ps.78,439 thousand of revenues in the form of access fees in 2025.

Principal Non-Aeronautical Services Customers

As of December 31, 2025, we were party to approximately 1,269 contracts with providers of commercial services in the commercial space in our airports, including retail store operators, duty free store operators, food and beverage providers, financial services providers, car rental companies, telecommunications providers, VIP lounges, advertising, travel agencies, time-share sales and promotions services and tourist information and promotion services. As a result, our revenues from non-aeronautical services commercial customers are spread across a large number of customers and are, therefore, not dependent on a limited number of principal customers. In 2025, our largest commercial customers were Alquiladora de Vehículos Automotores (car rental), Grupo Areas (Retail, food and beverage), Priority Pass, Inc. (VIP Lounges), 5M2 Airports (advertising), Grupo Alsea (food and beverage), Mera Corporation (food and beverage), CMR (food and beverage), Grupo Dufry (retail), Corporativo Gaviotas (car rental), and Sapia Mexico (retail).

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

The Mexican Airport and Auxiliary Services Agency (ASA) currently operates 4 small airports in Mexico, which collectively served 1.2 million passengers in 2025.

During the fourth quarter of 2023 and the first quarter of 2024, the Ministry of Infrastructure, Communications and Transportation awarded several airport concessions to state-owned companies in which the Mexican military (including some of the airports previously managed by ASA) holds the majority interest either through the Ministry of National Defense (Secretaria de la Defensa Nacional) or the Ministry of the Navy (Secretaría de Marina). As a consequence of these awards, Mexico’s military has consolidated its presence as an airport operator which, as of the date of this report, oversees 20 airports across Mexico including Mexico City International Airport and the Felipe Angeles International Airport, according to press releases made by the Ministry of National Defense and the Ministry of the Navy. These airports served collectively 56.5 million passengers in 2025, an increase of 0.6% as compared to 2024.

In addition, the Mexican government could grant new concessions to operate existing government-managed airports or authorize the construction of new airports, which could compete directly with our airports. Any competition from other such airports could have a material adverse effect on our business and results of operations.

On February 5, 2014, the Mexican government announced in the Federal Official Gazette that the Ministry of Infrastructure, Communications and Transportation granted to Administradora de Servicios Aeroportuarios de Chihuahua, S.A. de C.V., a concession for 20 years to construct, operate and exploit a civil aviation airport in the municipality of Bocoyna, Chihuahua, located 250 kilometers (144 miles) from the city of Chihuahua, within an area of 95.5 hectares (0.4 square miles). The government of the state of Chihuahua owns 98% of the capital stock of Administradora de Servicios Aeroportuarios de Chihuahua, S.A. de C.V. The airport has an ICAO Category 3C rating and could present competition to our airport located in the municipality of Chihuahua, which has a higher ICAO Category 4D rating and is located 18 kilometers (11.2 miles) from the city of Chihuahua. On January 31, 2024, the State of Chihuahua announced that the airport began operations for general aviation flights with an annual capacity of up to 20,000 passengers per year. The airport is expected to have an annual capacity to serve up to 80,000 passengers per year during the first five years of operations, and later increase its capacity to serve up to 250,000 passengers per year. During 2025, the airport served 2,128 passengers.

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

On August 6, 2025, we published our 2024 Sustainability Report. The 2024 Sustainability Report was prepared in accordance with GRI Standards and under SASB considerations for the period comprising January 1 to December 31, 2024, and it was also reviewed and approved by the Board of Directors, the Corporate Practices, Finance, Planning and Sustainability Committee and the Chief Executive Officer of the Company.

Awards and Recognition

We have obtained various operational, environmental and workplace certifications and recognitions from governmental authorities, industry organizations and third-party institutions. These certifications and recognitions are based on compliance with specific operational, environmental, governance or safety criteria established by the relevant organizations. While we believe these initiatives support our operational and sustainability objectives, they do not eliminate the risks associated with environmental regulation, climate-related impacts, workplace safety or operational performance, and may require ongoing investments and compliance efforts.

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

In 2024, all of our airports received the Level 3 certification of the Airport Carbon Accreditation Program, issued by Airports Council International. To achieve Level 3, airports must prove they have effective carbon management procedures in place, including setting clear objectives and demonstrating a reduction in gas emissions.

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

In 2024, we obtained the International Organization for Standardization (“ISO”) standard certification ISO 14064-1:2018, which relates to the requirements to quantify and report greenhouse gas (“GHG”) emissions and reductions, and includes requirements for the design, development, management, reporting and verification of a GHG inventory.

In 2024 Monterrey, Chihuahua and Mazatlán airports obtained the Award as Best Regional Airport of 2024 in Latin America and the Caribbean due to their quality of service granted by the Airports Council International.

REGULATORY FRAMEWORK

Sources of Regulation

The following are the principal laws, regulations and instruments that govern our business and the operation of our airports:

●	the Mexican General Law of Commercial Corporations (Ley General de Sociedades Mercantiles), enacted August 4, 1934;
●	the Mexican Airport Law, enacted December 22, 1995;
●	the regulations under the Mexican Airport Law (Reglamento del la Ley de Aeropuertos), enacted February 17, 2000;
●	the Mexican Communications Law (Ley de Vías Generales de Comunicación), enacted February 19, 1940;
●	the Mexican Civil Aviation Law (Ley de Aviación Civil), enacted May 12, 1995;
●	the regulations under the Mexican Civil Aviation Law (Reglamento de la Ley de Aviación Civil), enacted December 7, 1998;
●	the Mexican Federal Duties Law (Ley Federal de Derechos), enacted December 31, 1981, which may be revised on an annual basis and stipulates the applicable basis and rate for calculating the concession fee and duties payable under the current budget;
●	the Mexican National Assets Law (Ley General de Bienes Nacionales), enacted May 20, 2004;
●	the concessions that entitle our subsidiaries to operate our 13 airports for a term of 50 years beginning on November 1, 1998;
●	the Mexican Securities Market Law (Ley del Mercado de Valores), enacted December 30, 2005;
●	the General Provisions Applicable to Issuers of Securities and other Participants in the Securities Market (Disposiciones de Carácter General Aplicables a las Emisoras de Valores y a otros Mercados Participantes del Mercado de Valores), enacted March 19, 2003;
●	the Federal Labor Law, enacted April 1, 1970;
●	the Customs Law, enacted December 15, 1995;
●	the Value Added Tax Law, enacted December 29, 1978;
●	the Social Security Law, enacted December 21, 1995;
●	the Income Tax Law, enacted December 11, 2013;
●	the Mexican Federal Antitrust Law (Ley Federal de Competencia Económica), enacted May 23, 2014;
●	the regulations under the Mexican Federal Antitrust Law (Reglamento de la Ley Federal de Competencia Económica), enacted October 12, 2007; and
●	the Mexican Federal Fiscal Code (Código Fiscal Federal), enacted December 31, 1981;

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

Amendments to the Income Tax Law, the Value Added Tax Law, the Special Tax on Production and Services Law and the Federal Tax Code

Under amendments to the Federal Fiscal Code that entered into force in 2022, Mexican taxpayers, including us and our subsidiaries, are required to identify, maintain as part of their accounting records and make available to the Mexican tax authorities upon request, information concerning their beneficial owners (beneficiarios controladores), including with respect to legal entities, trusts and other legal arrangements. Failure to comply with this obligation, or compliance that is incomplete, inaccurate or not kept up to date, may result in fines ranging from Ps.500,000 to Ps.2,000,000 per beneficial owner and the issuance of a negative tax compliance opinion (opinión negativa de cumplimiento de obligaciones fiscales) by the Mexican tax authorities.

On November 7, 2025, the Mexican government published in the Federal Official Gazette (Diario Oficial de la Federación) the decrees implementing the 2026 Economic Package, which amended, among others, the Federal Fiscal Code, the Federal Revenue Law, the Excise Tax Law and related provisions of the Income Tax Law and Value Added Tax Law, and became effective on January 1, 2026. These reforms do not modify the statutory corporate income tax rate applicable to us or introduce new taxes on our core aeronautical or non-aeronautical activities, but are principally directed at strengthening the audit, enforcement and collection powers of the Mexican tax authorities. Among other matters, the reforms broaden the Tax Administration Service’s (Servicio de Administración Tributaria, or “SAT”) authority to review the substance and materiality of transactions supported by digital tax invoices (comprobantes fiscales digitales por Internet, or “CFDI”), expand the grounds for the temporary restriction of digital seal certificates (certificados de sellos digitales) and for the denial or cancellation of taxpayer registrations, introduce stricter rules in connection with tax audits, the guarantee of tax liabilities, penalties and surcharges, and reinforce presumptions and potential criminal consequences in cases of tax non-compliance. For additional information, see “Item 3. Key Information—Risk Factors—Risks Related to the Regulation of Our Business—Changes to Mexican tax laws, regulations and decrees applicable to us could have a material adverse impact on our results of operation.”

Amendments to the Mexican Federal Labor Law and Other Labor Regulations

On March 3, 2026, an amendment to Article 123, Section A of the Mexican Constitution was published in the Federal Official Gazette (Diario Oficial de la Federación) and became effective on that date, providing for the gradual reduction of the maximum statutory workweek from 48 to 40 hours. Pursuant to the transitional provisions of the amendment, the maximum workweek will be reduced by two hours per year beginning on January 1, 2027, reaching 40 hours on January 1, 2030. The reform expressly provides that the reduction in working hours may not result in any decrease in wages or benefits, reinforces the right of every worker to at least one full paid day of rest for every six days worked, and prohibits overtime work by employees under the age of 18. The Mexican Congress has 90 days from publication of the constitutional amendment to amend the Federal Labor Law to harmonize secondary legislation with the reform, and additional administrative rules, including with respect to attendance and working-time controls, are expected to be issued by the Ministry of Labor and Social Welfare (Secretaría del Trabajo y Previsión Social, or “STPS”). For additional information, see “Item 3. Key Information—Risk Factors—Risks Related to the Regulation of

Our Business—Changes to Mexican labor laws and regulations applicable to us could have an adverse effect on our results of operations.”

On January 15, 2026, a federal decree was published in the Federal Official Gazette (Diario Oficial de la Federación) amending the Federal Labor Law and several other statutes to reinforce the Mexican legal framework on equality, non-discrimination and the right to a workplace free from violence, including mandatory workplace training obligations focused on the prevention of violence against women.

On December 19, 2024, amendments to Articles 132, 133, 422, and 423 of the Mexican Federal Labor Law were published and became effective on June 17, 2025. Such regulations impose new obligations on employers in the commercial and service sectors and in certain industrial settings. Among such obligations, employers must provide employees with a chair to ensure they are not compelled to stand for the entire duration of their shift. The amendment aims to protect workers’ health, as prolonged standing is linked to various medical conditions. While the reform primarily applies to commercial and service sector employees, its application in industrial settings depends on the nature of the work performed.

On December 14, 2022, the Mexican government published a decree amending the Mexican Federal Labor Law to expand employees’ vacation rights. The amendments became effective on January 1, 2023, and included significant changes to Articles 76 and 78. Among the most relevant amendments were: (i) the increase in the minimum paid vacation to 12 working days a year, following first year of employment, plus (A) an additional two working days for each subsequent year of employment up to a maximum of 20 days; and (B) an additional two paid vacation days for every five years of employment for employees employed for more than six years; and (ii) the requirement that employees take at least 12 continuous days of vacation, with the remainder distributed at their discretion. The amendments apply to all employment contracts and collective bargaining agreements in force on the date the amendments become effective, provided the new provisions are more favorable to employees.

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

Additional amendments to the Mexican Federal Labor Law aimed at increasing employee benefits continue to be discussed and may be approved by Congress. Such proposals include the extension of the number of days of Christmas bonus (aguinaldo) from 15 to 30 days, the extension of paternity leave, and an increase in severance payments for seniority (prima de antigüedad). We are unable to predict which of these initiatives will be approved or whether they would have a material impact on our operations or financial condition.

Increased statutory employee benefits, shorter work shifts and longer employee vacations result in increased operational costs. In addition, if we fail to comply with such new regulations we may face penalties, or even criminal charges.

Federal Antitrust Commission

The Antitrust Commission, is responsible for regulating essential services, ordering the divestment of assets and eliminating barriers to competition in order to promote access to the market. On July 16, 2025 the Federal Antitrust Law was amended to incorporate important changes in connection with mergers and anti-competitive behavior, increase liabilities that may be incurred for violations of the law, increases the amount of fines that may be imposed for violations of the law. If the Antitrust Commission – which was incorporated on October 16, 2025 (See “Risk Factors – Risks Related to the Regulation of Our Business – We cannot predict how the regulations governing our business will be applied.), determines that a specific service or product is an essential facility, it has the ability to regulate access conditions, prices, tariffs or technical conditions for or in connection with the relevant service or product. As of February 9, 2025, the Antitrust Commission or the previous antitrust overseer (Comisión Federal de Competencia Económica or COFECE) has not made any determination as to whether the services we render are considered an essential facility.

Role of the Ministry of Infrastructure, Communications and Transportation

The Ministry of Infrastructure, Communications and Transportation is the principal regulator of airports in Mexico and is authorized by the Mexican Airport Law to perform the following functions, directly or through the Mexican Federal Civil Aviation Agency:

●	plan, formulate and establish the policies and programs for the development of the national airport system, according to the country’s needs, as well as promote the proper operation of civil aviation;
●	construct, administer and operate airports and airport-related services for the public interest;
●	grant, extend, suspend, modify, terminate and revoke concessions for the operation of airports;
●	issue standards and any other necessary regulations related to airports for purposes of complying with the Mexican Airport Law, its regulations and the treaties to which Mexico is a party;
●	establish air transit rules and rules regulating take-off and landing schedules through the Mexican air traffic control authority;
●	take all necessary action to create an efficient, competitive and non-discriminatory market for airport-related services and set forth the minimum operating conditions for airports;
●	establish safety regulations;
●	close airports entirely or partially when safety requirements are not being satisfied;
●	monitor airport facilities to determine their compliance with the Mexican Airport Law, its regulations and other applicable laws and the terms of the concessions;
●	manage the Mexican aeronautical registry for registrations relating to airports;
●	impose penalties for failure to observe and perform the rules under the Mexican Airport Law, the regulations thereunder and the concessions;
●	approve any transaction or transactions that directly or indirectly may result in a change of corporate control of a concession holder;
●	approve the Master Development Programs prepared by each concession holder every five years and its amendments;
●	determine each airport’s maximum tariffs and have them published in the Federal Official Gazette;

●	publish obligatory technical-administrative provisions regarding the administration, operation, exploitation, construction and certification of civil airports; Master Development Programs, indicative investment programs for constructions, conservation and maintenance of civil airports; as well as airport and complimentary services;
●	approve any agreements entered into between a concession holder and a third-party providing airport, complementary or commercial services at its airport; and
●	perform any other function specified by the Mexican Airport Law and its regulations.

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

On November 13, 2023, the Mexican government published a decree amending the Mexican Federal Duties Law. The amendments included the increase in the Concession Tax Payment from 5% to 9%. The excess concession tax payments related to aeronautical activities made during 2024 and 2025, have been incorporated as an addition to the reference value used to calculate the Maximum Tariff in the ordinary review that encompasses the years from 2026 to 2030, as per the Bases for Tariff Regulation. The excess payments corresponding to the regulated revenues for the following years, have been incorporated to the maximum tariff formula, as per the maximum tariff regulation.

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

Each concession holder and any third party providing services at an airport is required to carry specified insurance in amounts and covering specified risks, such as damage to persons and property at the airport, in each case as mandated by the Ministry of Infrastructure, Communications and Transportation. As of April 24, 2026, the Ministry of Infrastructure, Communications and Transportation has not specified the required amounts of insurance. We may be required to obtain additional insurance once these amounts are specified. We, together with our subsidiary concession holders, are jointly and severally liable to the Ministry of Infrastructure, Communications and Transportation for the performance of all obligations under the concessions held by our subsidiaries. Each of our subsidiary concession holders is responsible for the performance of the obligations set forth in its concession and in the Master Development Programs, including the obligations arising from third-party contracts, as well as for any damages to the Mexican government-owned assets that they use and to third-party airport users. In the event of a breach of one concession, the Ministry of Infrastructure, Communications and Transportation is entitled to revoke all of the concessions held by our subsidiaries.

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

During 2025, we negotiated the Master Development Program for the 2026 to 2030 period with the Ministry of Infrastructure, Communications and Transportation for each of our subsidiary concession holders. This five-year program is in effect from January 1, 2026 until December 31, 2030.

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

The Rate Regulation establishes a “dual-till” system of price regulation under which a majority of our revenues, such as passenger fees, landing fees, aircraft parking fees and access fees from third parties providing complementary services at our airports, are regulated, while the revenues that we earn from commercial activities in terminals at our airports, such as the leasing of space to retailers, restaurants, car rental companies and banks, are not regulated. In 2023, 2024 and 2025, approximately 61.8%, 60.6% and 63.8%, respectively, of our total revenues were earned from aeronautical services subject to price regulation under our maximum tariffs (77.3%, 74.8% and 74.7%, respectively, of the sum of aeronautical and non-aeronautical revenues).

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

Maximum Tariffs for 2021 tthrough 2025

The following table sets forth the maximum rates for each of our airports under our 2021 to 2025 Master Development Programs that went into effect as of January 1, 2021.

Historical Maximum Tariffs(1)

	For the Year Ended December 31,
	2021	2022	2023	2024	2025
Acapulco	424.16	421.19	418.25	415.32	412.41
Ciudad Juárez	347.67	345.24	342.83	340.42	338.04
Culiacán	370.63	368.04	365.46	362.90	360.36
Chihuahua	365.45	362.88	360.35	357.82	355.31
Durango	423.46	420.49	417.54	414.61	411.71
Mazatlán	412.55	409.66	406.80	403.95	401.12
Monterrey	347.00	344.57	342.15	339.76	337.39
Reynosa	367.31	364.73	362.18	359.64	357.12
San Luis Potosí	331.23	328.91	326.60	324.32	322.06
Tampico	406.04	403.20	400.38	397.57	394.79
Torreón	411.54	408.66	405.80	402.97	400.15
Zacatecas	441.24	438.15	435.09	432.04	429.02
Zihuatanejo	447.09	443.96	440.85	437.76	434.70
(1)

Expressed in constant pesos as of December 31, 2025 as required by the maximum tariff regulation. The maximum tariff for each succeeding year from 2022 onwards is reduced by the efficiency factor of 0.70% per year.

On December 18, 2025, the Ministry of Infrastructure, Communications and Transportation set the airport maximum tariffs for the five-year period from January 1, 2026 through December 31, 2030. These maximum tariffs are subject to adjustment only under the limited circumstances described below under “Special Adjustments to Maximum Tariffs.” The following table sets forth the maximum tariffs for each of our airports under our 2026 to 2030 Master Development Programs that went into effect as of January 1, 2026:

Current Maximum Tariffs(1)

	For the Year Ended December 31,
	2026	2027	2028	2029	2030
Acapulco	440.83	437.30	433.80	430.33	426.89
Ciudad Juárez	361.33	358.44	355.56	352.72	349.89
Culiacán	385.18	382.11	379.04	376.02	373.00
Chihuahua	379.78	376.75	373.74	370.74	367.78
Durango	440.07	436.55	433.06	429.60	426.16
Mazatlán	428.75	425.32	421.92	418.54	415.19
Monterrey	360.63	357.74	354.88	352.04	349.23
Reynosa	381.72	378.66	375.64	372.64	369.65
San Luis Potosí	344.24	341.48	338.76	336.05	333.36
Tampico	421.98	418.61	415.26	411.94	408.65
Torreón	427.72	424.29	420.89	417.52	414.19
Zacatecas	458.57	454.90	451.26	447.65	444.08
Zihuatanejo	464.64	460.93	457.24	453.58	449.95
(1)

Expressed in constant pesos as of December 31, 2025 as required by the maximum tariff regulation. The maximum tariff for each succeeding year from 2027 onwards is reduced by the efficiency factor of 0.80% per year.

Methodology for Determining Future Maximum Tariffs

The Rate Regulation provides that each of our airport’s Maximum Tariff will be determined every five years, during the last six months of each five year period. The Maximum Tariff is determined using a discounted cash flow method based on the following variables:

●	Projections over a 15-year period for workload units (each of which is equivalent to one passenger or 100 kilograms (220 pounds) of cargo), together with operating costs and expenses (excluding amortization and depreciation) related to price-regulated services and pre-tax earnings derived from such services.
●	Projections over a 15-year period for capital expenditures related to price-regulated services, based on air traffic forecasts and service quality standards for services outlined in the Master Development Programs.
●	Reference values, which were established in the concessions and are designed to reflect the net present value of total revenues anticipated from services subject to regulation minus projected operating costs and expenses (excluding amortization and depreciation), and capital expenditures related to the provision of regulated services plus a terminal value that is the estimated residual value of assets or operations at the end of the projection period. To determine the reference value for the next five-year period, the approved reference values from the sixth year of the previous ordinary or extraordinary review (as applicable), will be combined for each concession holder in the group. This combined value will then be divided among the concession holders based on their actual average workload units recorded during the last five years. Starting on the seventh ordinary period for determining the Maximum Tariff (2031-2035), the forecasted workload units for the preceding five-year period will be compared against the actual traffic results for the same period. If there is a difference of more than 3% in the airport group, an adjustment will be made to the reference value for the sixth year of the authorization document used in calculating the new Maximum Tariff. The “Economic Value” resulting from the workload units above 3% will be subtracted from the reference value for the sixth year of the immediately preceding five-year period. “Economic value” refers to the regulated revenue minus concession taxes on the excess income.
●	The discount rate is a parameter used to determine the Maximum Tariff in the airport industry. It reflects the real capital cost of companies before taxes. This rate is calculated based on the average tariffs in the airport sector of Mexico. To calculate the discount rate, we use the internationally accepted methodology described in Annex 7 of our concession titles to determine the Weighted Average Cost of Capital.
●	An efficiency factor must be determined by the Mexican Federal Civil Aviation Agency. The maximum rates applicable to our airports for the five-year period ending December 31, 2030, reflected a projected annual efficiency improvement of 0.80%.

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

To the extent that such aggregate revenues per workload unit exceed the relevant maximum rate, the Mexican Federal Civil Aviation Agency may proportionately reduce the maximum tariff in the immediately subsequent year and assess penalties equivalent to 1,000 to 50,000 times the Unit of Measurement and Update (“UMA”). The UMA as of February 1, 2026 was Ps.117.31. As a result, the maximum penalty at such date could have been Ps.5,866 thousand per airport.

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

The Mexican Airport Law provides that sanctions of up to 400,000 times the UMA may be assessed for failures to comply with it or the terms of a concession. The UMA as of February 1, 2026 was Ps.117.31. As a result, the maximum penalty at such date could have been Ps.46,924 thousand per airport or per violation.

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

Grants of New Concessions

The Mexican government may grant new concessions to manage, operate, develop and construct airports. Such concessions may be granted through a public bidding process in which bidders must demonstrate their technical, legal, managerial and financial capabilities. The Antitrust Commission has the power, under certain circumstances, to prohibit a party from bidding, and to cancel an award after the process has concluded. In addition, the government may grant concessions without a public bidding process to the following entities:

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

Environmental Matters

Regulation

Our operations are subject to Mexican federal and state laws and regulations relating to the protection of the environment. The major federal environmental laws applicable to our operations are: (i) the General Law of Ecological Equilibrium and Environmental Protection (Ley General del Equilibrio Ecológico y la Protección al Ambiente) or the “General Environmental Law,” and its regulations, which are administered by the Ministry of the Environment and Natural Resources and enforced by the Ministry’s enforcement branch, the Federal Attorney for Environmental Protection; (ii) the General Law for the Prevention and Integral Management of Waste (Ley General para la Prevención y Gestión Integral de los Residuos), the “Law on Waste”, the General Law for Sustainable Forest Development (Ley General de Desarrollo Forestal Sustentable) and the General Law for Wildlife (Ley General de Vida Silvestre), each of which are also administered by the Federal Attorney for Environmental Protection; (iii) the National Waters Law (Ley de Aguas Nacionales) and its regulations, which are administered and enforced by the National Waters Commission, also a branch of the Ministry of the Environment and Natural Resources; (iv) the General Law of Climate Change; (v) the Federal Law of Environmental Responsibility (Ley Federal de Responsabilidad Ambiental); (vi) General Waters Law (Ley General de Aguas) and, (vii) General Law on Circular Economy (Ley General de Economía Circular) .

Under the General Environmental Law, regulations have been enacted concerning air pollution, environmental impact, environmental audits, natural protected areas, ecological ordering, emissions records and transfer of pollutants. The General Environmental Law also regulates, among other things, vibrations, thermal energy, soil contamination and visual pollution. The General Environmental Law also provides that companies that contaminate soils are responsible for their clean-up. Further, according to the Law on Waste, which was published in October 2003, owners and/or possessors of real property with soil contamination are jointly and severally liable for the remediation of such contaminated sites, irrespective of any recourse or other actions such owners and/or possessors may have against the contaminating party, and aside from the criminal or administrative liability to which the contaminating party may be subject. Restrictions on the transfer of contaminated sites also exist. The Law on Waste and the General Law on Circular Economy also regulates the generation, handling and final disposal of hazardous waste.

On January 19, 2026, Mexico published the General Law on Circular Economy (Ley General de Economía Circular) in the Federal Official Gazette (Diario Oficial de la Federación). This statute embeds circularity criteria across value chains, introduces sector-by-sector “Extended Producer Responsibility” (REP) schemes via future implementation agreements, and mandates registration and oversight of Circular Management plans for producers and importers, with verification and sanctions enforced under the General Law of Ecological Balance and Environmental Protection (Ley General del Equilibrio Ecológico y la Protección al Ambiente). The law also contemplates a National Program with indicators and harmonized classification guidelines, which can translate into new site-level operational controls, reporting through a national platform, and renegotiation of service contracts for collection, sorting, and valorization.

Many obligations-particularly REP targets, methodologies, indicators, and the requirements for the Circular Management registration regime, as well as the Distinctive National label and voluntary audits-depend on secondary regulations and REP implementation agreements that must be issued after entry into force, including federal regulations within 180 days and the National Program within 180 days after those regulations.

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

The 2025 Decree was published on December 11, 2025, in the Official Gazette. Such decree enacts the General Waters Law (Ley General de Aguas) and reforms, amends and repeals multiple provisions of the National Waters Law. This new regime places heightened emphasis on the human right to water and may result in additional restrictions, obligations and enforcement actions affecting non-domestic users, including commercial and industrial users such as airport operators and tenants.

For example, the reforms and implementing actions by the water authority (including the National Water Commission (CONAGUA) and other competent authorities) could: (i) prioritize personal, domestic and urban public uses over other uses, including in drought conditions or where infrastructure constraints exist; (ii) impose new conditions on the granting, renewal, extension, modification or reassignment of water rights, including through basin planning measures; (iii) increase the frequency or severity of temporary limitations, regulatory closures, regulated zones or reserves, or other public-interest measures that restrict extraction or use in specific regions and (iv) water concessions and assignments are not transferable and provides for reassignment mechanisms (including through new processes and issuance of new titles preserving volume, use and remaining term).

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

Our airport growth projects related to fuel supply are subject to the approval of the Mexican National Agency of Industrial Safety and Protection of the Environment of the Hydrocarbons Sector (Agencia Nacional de Seguridad Industrial y de Protección al Medio Ambiente del Sector Hidrocarburos).

Since 2019, we are required to report our global emissions as verified by the Mexican Emissions Registry (Registro Nacional de Emisiones). In addition, our wastewater and water disposal is subject to management and quality regulations.

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

Modifications of existing environmental laws and regulations or the adoption of more stringent environmental laws and regulations may result in the need for investments that are not currently provided for in our capital expenditures program and may otherwise result in a material adverse effect on our business, results or operations or financial condition. Although we do not currently expect that compliance with environmental laws will have material effect on our financial condition or results of operations, there can be no assurance, however, that environmental regulations or the enforcement thereof will not change in a manner that could have a material adverse effect on our business, results of operations, prospects or financial condition. For more information see “Item 3. Key Information—Risk Factors—Risks Related to Mexico— Mexican environmental laws and regulations could restrict the growth of certain of our airports.”

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

ORGANIZATIONAL STRUCTURE

The following table sets forth our consolidated subsidiaries as of April 24, 2026, including our direct and indirect ownership interest in each:

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

Overview

We hold concessions to operate, maintain and develop 13 airports in Mexico, many of which are located in the northern and central regions of the country, pursuant to concessions granted by the Mexican government. The substantial majority of our revenues are derived from providing aeronautical services, which generally are related to the use of our airport facilities by airlines and passengers. For example, approximately 63.8% of our total revenues in 2025 were earned from aeronautical services and approximately 74.7% of the sum of our aeronautical and non-aeronautical revenues in 2025 were earned from aeronautical services. Changes in our revenues from aeronautical services are principally driven by the passenger and cargo volume at our airports. Our revenues from aeronautical services are also affected by the maximum tariffs we are allowed to charge under the price regulation system established by the Ministry of Infrastructure, Communications and Transportation and the specific prices that we negotiate with airlines for the provision of aeronautical services. The maximum tariff system of price regulation that applies to our aeronautical revenues is linked to the traffic volume (measured in workload units) at each airport; thus, increases in passenger and cargo volume generally permit greater revenues from aeronautical services. In evaluating our aeronautical revenues, we focus principally on workload units, which measure volume, and aeronautical revenues per workload unit, which measures the contribution to aeronautical revenues from each workload unit.

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

Recent Developments

OMA obtains short-term loans

On April 1, 2026, we obtained short-term loans for an aggregate amount of Ps.1,700 million with three banks. Proceeds were used to pay the OMA 21V bond totaling Ps.1,000 million pesos on April 10th, 2026, and to support working capital needs. Loans have a six-month maturity and carry an annual weighted average interest rate of TIIEF + 59 basis points.

Operating Results

Our consolidated financial statements contain certain U.S. dollar amounts have been translated from Mexican pesos for convenience purposes at an exchange rate of Ps.18.00 per U.S.$1.00, the exchange rate as reported by the Mexican Central Bank on December 31, 2025.

Passenger and Cargo Volumes

In 2025, approximately 85.3% of the terminal passengers using our airports were domestic. Domestic traffic increased by 7.9% and international traffic increased by 11.9% as compared to 2024. In addition, of the international passengers traveling through our airports, a majority has historically traveled on flights originating in or departing to the United States. Our results of operations are influenced strongly by changes to Mexican economic conditions and to a lesser extent influenced by U.S. economic and other conditions, particularly trends and events affecting leisure travel and consumer spending.

Many factors affecting our passenger traffic volume and the mix of passenger traffic in our airports are beyond our control.

In 2023, 2024 and 2025, our 13 airports handled approximately 131,802, 136,099 and 133,457 metric tons of cargo, respectively. The decrease in 2025 was due to a 4.1% decrease in cargo transportation at the Monterrey airport and a 3.2% decrease in cargo transportation at the San Luis Potosí airport.

The following table sets forth certain operating and financial data relating to our revenues and passenger and cargo volumes for the periods indicated:

	For the Year Ended December 31,
	2023	2024	2025
Domestic terminal passengers(1)	23,556.82	22,728.09	24,517.50
International terminal passengers(1)	3,288.64	3,782.40	4,233.19
Total terminal passengers(1)	26,845.45	26,510.50	28,750.69
Cargo units(1)	1,318.02	1,360.99	1,334.57
Total workload units(1)	28,163.47	27,871.49	30,085.26
Change in total terminal passengers(2)	15.6%	(1.2)%	8.5%
Change in workload units(2)	14.6%	(1.0)%	7.9%

Aeronautical revenues(3)	8,931,657	9,136,885	10,190,720
Change in aeronautical revenues(2)	33.7%	2.3%	11.5%
Aeronautical revenues per workload unit	317.1	327.8	338.7
Change in aeronautical revenues per workload unit(1)(2)	4.8%	3.4%	3.3%

Non-aeronautical revenues(3)	2,627,423	3,075,881	3,460,258
Change in non-aeronautical revenues(2)	34.9%	17.1%	12.5%
Non-aeronautical revenues per terminal passenger(4)	97.9	116.0	120.4
Change in non-aeronautical revenues per terminal passenger(2)	4.7%	18.5%	3.7%
Non-aeronautical revenues per terminal passenger, excluding hotel services(4)(5)	83.7	98.9	104.0
Change in non-aeronautical revenues per terminal passenger, excluding hotel services(2)(5)	3.3%	18.1%	5.1%
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

In 2025, we served 28.8 million terminal passengers, of which 24.5 million were domestic and 4.3 million were international.

Classification of Revenues

We classify our revenues into three categories: revenues from aeronautical services, revenues from non-aeronautical services and revenues from construction services. Historically, a substantial majority of our total revenues have been derived from aeronautical services. For example, in 2025, 63.8% of our total revenues were derived from aeronautical services, and the remainder of our revenues was derived from non-aeronautical services and construction services. Aeronautical services represented 74.7% of the sum of our aeronautical and non-aeronautical revenues.

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

We recognize revenues from construction services derived from the improvements made to airports that are included in our Master Development Programs. Construction service revenues related to the airport concession are determined based on negotiations between us and the Ministry of Infrastructure, Communication and Transportation (recognized according to the percentage-of-completion method), as we construct or improve the airports based on the Master Development Programs. In 2025, revenues from improvements to assets under concession accounted for 14.5% of our total revenues.

For a detailed description of the components of our aeronautical and non-aeronautical revenue categories, see “Item 4. Information on the Company—Business Overview—Our Sources of Revenues.”

Fluctuations in the Peso

According to the Board of Governors of the Federal Reserve System, from 2022 to December 31, 2023, the peso appreciated by approximately 13.3%, from Ps. 19.50 per U.S.$1.00 on December 31, 2022, to Ps. 16.90 per U.S.$1.00 on December 31, 2023. From December 31, 2023 to December 31, 2024, the peso depreciated by approximately 23%, from Ps. 16.90 per U.S.$1.00 on December 31, 2023, to Ps. 20.7862 per U.S.$1.00 on December 31, 2024. From December 31, 2024 to December 31, 2025, the peso appreciated by approximately 13.7%, from Ps. 20.86 per U.S.$1.00 on December 31, 2024, to Ps. 18.00 per U.S.$1.00 on December 31, 2025. In the first months of 2026, the peso appreciated, reaching Ps.17.39 per U.S.$1.00 on April 24, 2026.

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

In addition, we have financial liabilities denominated in U.S. dollars, and a significant depreciation in the Mexican peso could result in higher debt balances when converted to Mexican pesos, thus resulting in foreign exchange losses. We may also, from time to time, maintain cash balances denominated in U.S. dollars, in which cases a depreciation of the Mexican peso against the U.S. dollar could result in a foreign exchange gain. As of December 31, 2025, Ps.265,467 thousand of our cash balance was denominated in U.S. dollars.

As of December 31, 2025, international passenger charges amounted to Ps.2,262,770 thousand, and as of December 31, 2025, we had U.S.$8.1 million of liabilities denominated in U.S. dollars.

Aeronautical Revenues

The system of price regulation applicable to our aeronautical revenues establishes a maximum tariff in pesos for each airport for each year in a five-year period, which is the maximum annual amount of revenues per workload unit (a workload unit is equal to one terminal passenger or 100 kilograms (220 pounds) of cargo) that we may earn at that airport from aeronautical services. See “Item 4. Regulatory Framework—Revenue Regulation” for a description of our maximum tariffs and the rate setting procedures for future periods. The maximum tariffs for our airports have been determined for each year through December 31, 2030.

The following table sets forth our revenues from aeronautical services for the periods indicated:

	For the Year Ended December 31,
	2023		2024		2025
	Amount	%	Amount	%	Amount	%

	(in thousands of pesos, except percentages)
Aeronautical revenues:
Domestic passenger charges	6,150,256	68.9%	6,035,480	66.1%	6,560,417	64.4%
International passenger charges	1,686,799	18.9%	1,918,372	21.0%	2,262,770	22.2%
Landing charges	329,770	3.7%	352,028	3.9%	403,494	4.0%
Platform for embarking and disembarking	238,054	2.7%	263,346	2.9%	309,782	3.0%
Aircraft parking charges on extended stay or overnight	59,556	0.7%	67,340	0.7%	78,959	0.8%
Domestic and international passenger and carry-on baggage check	81,490	0.9%	91,432	1.0%	101,541	1.0%
Aerocars and jetways	32,664	0.4%	32,817	0.4%	54,399	0.5%
Other airport services, leases and regulated access(1)	353,068	4.0%	376,070	4.1%	419,358	4.1%
Total aeronautical revenues	8,931,657	100%	9,136,885	100%	10,190,720	100%
(1)	Includes regulated access fees, leasing of space to airlines for their operations and leasing of space in the airside to cargo handling agents and shippers.

Under the regulatory system applicable to our aeronautical revenues, we can set the specific price for each category of aeronautical services, other than complementary services and the leasing of space to airlines, every six months (or earlier upon a cumulative increase of 5% in the Mexican Producer Price Index (excluding oil)), as long as the total aeronautical revenues per workload unit each year at each of our airports does not exceed the maximum tariff at that airport for that year. See “Item 4. Information on the Company—Regulatory Framework—Price Regulation” for a description of our maximum tariffs and the rate-setting procedures for future periods. We currently set the specific price for these categories of aeronautical services after negotiating with our principal airline customers. Historically, our specific prices have been structured such that the substantial majority of our aeronautical revenues are derived from passenger charges, and we expect this to continue to be the case in future agreements with our principal airline customers. In 2025, passenger charges represented 86.6% of our aeronautical services revenues. In 2025, aeronautical services represented 63.8% of our total revenues and 74.7% of the sum of our aeronautical and non-aeronautical revenues.

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

In 2025, our aeronautical revenues represented approximately 97.4% of the amount we were entitled to earn under the maximum tariffs applicable to all of our airports. To the extent that we offer incentives to carriers to establish routes serving our airports in the future, or other changes to our sources of aeronautical revenues, this percentage could decrease. We may not be able to collect substantially all of the revenues we are entitled to earn from services subject to price regulation in the future.

Non-Aeronautical Revenues

Non-aeronautical services historically have generated a significantly smaller portion of our total revenues as compared to aeronautical services. Non-aeronautical revenues per terminal passenger are calculated by dividing total non-aeronautical revenues by the number of terminal passengers during the same period. The contribution to our total revenues from non-aeronautical services was 21.7% in 2025. Our non-aeronautical revenues per terminal passenger increased from Ps.116.0 in 2024 to Ps.120.4 in 2025, due primarily to an increase in our revenues from commercial and diversification activities. Our non-aeronautical revenues in 2025 represented 25.3% of the sum of our aeronautical and non-aeronautical revenues, and our revenues from commercial activities per terminal passenger increased from Ps.59.6 in 2024 to Ps.62.5 in 2025, due primarily to an increase in revenues from food and beverage providers, parking and VIP lounges.

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

The following table sets forth our revenues from non-aeronautical activities for the periods indicated:

	For the Year Ended December 31,
	2023		2024		2025
	Amount	%	Amount	%	Amount	%

	(in thousands of pesos, except percentages)
Non-aeronautical revenues:
Commercial activities:
Car parking charges	418,525	15.9%	452,160	14.7%	512,733	14.8%
Advertising	82,512	3.1%	98,060	3.2%	92,858	2.7%
Retail operations(1)	151,477	5.8%	168,171	5.5%	202,645	5.9%
Food and beverage	245,311	9.3%	299,941	9.8%	365,735	10.6%
Car rental operators	245,225	9.3%	270,774	8.8%	268,540	7.8%
Time share developers	17,899	0.7%	18,112	0.6%	19,341	0.6%
Financial services	13,705	0.5%	13,439	0.4%	15,781	0.5%
Communication and services	17,788	0.7%	16,123	0.5%	16,141	0.5%
Services to passenger	4,893	0.2%	4,826	0.2%	5,499	0.2%
VIP lounges	103,355	3.9%	155,712	5.1%	202,581	5.9%
Other commercial revenues(3)	70,799	2.7%	81,624	2.7%	96,291	2.8%
Total commercial activities	1,371,489	52.2%	1,578,942	51.3%	1,798,145	52.0%
Diversification activities:
Hotel services	379,303	14.4%	454,052	14.8%	471,400	13.6%
OMA Carga	346,441	13.2%	421,705	13.7%	457,584	13.2%
Real estate services	35,457	1.3%	43,172	1.4%	44,104	1.3%
Industrial services	80,967	3.1%	130,303	4.2%	187,896	5.4%
Other diversification revenues(3)	15,374	0.6%	26,957	0.9%	33,645	1.0%
Total diversification activities	857,542	32.6%	1,076,189	35.0%	1,194,629	34.5%
Complementary Activities:
Leasing of space(2)	110,314	4.2%	128,140	4.2%	148,181	4.3%
Access rights	29,936	1.1%	31,489	1.0%	36,119	1.0%
Documented baggage inspection	246,930	9.4%	249,870	8.1%	271,838	7.9%
Other complementary revenues(4)	11,212	0.4%	11,251	0.4%	11,346	0.3%
Total complementary activities	398,392	15.2%	420,750	13.7%	467,484	13.5%
Total revenues from non-aeronautical services	2,627,423	100.0%	3,075,881	100.0%	3,460,258	100.0%
(1)	Includes revenues from duty-free operations.
(2)	Includes the leasing of space in our airports to airlines and complementary service providers (for first class/VIP lounges and other similar non-essential activities).
(3)	Other revenues consist mainly of recovery of costs for utility, marketing, security and maintenance charges that are transferred to airlines and other tenants in our airports.
(4)	Other complementary revenues consist of the recovery of costs for utility, marketing, security and maintenance charges that are transferred to airlines and other tenants in our airports, among others.

The majority of our non-aeronautical revenues are derived from commercial activities, which represented 52.0% of our non-aeronautical revenues in 2025. Commercial activities include car parking charges (which may be subject to government regulation, but not to our maximum tariffs), VIP Lounges (including our OMA Premium Lounges which we started operating directly in December 2021) rental and royalty payments from third parties operating retail stores and providing commercial services at our airports, such as advertising, food and beverage providers, car rentals, time-share sales and promotions services, duty-free stores and fees collected from other miscellaneous sources, such as telecommunications providers, financial services providers and other passenger services providers.

On an individual basis, during 2025, our most important source of non-aeronautical revenues was Parking, and represented 14.8% of our non-aeronautical revenues in 2025 and is part of our commercial activities.

Our diversification activities represented 34.5% of our non-aeronautical revenues in 2025, and include OMA Carga, hotel services (both Terminal 2 NH Collection Hotel at the Mexico City International Airport and the Hilton Garden Inn Hotel at the Monterrey airport) and industrial services for the operation of the OMA-VYNMSA Aero Industrial Park.

Complementary activities represented 13.5% of our non-aeronautical revenues in 2025. These activities primarily include baggage-screening services, the leasing of space to airlines and complementary service providers for first class/VIP lounges and other activities not directly related to essential airport operations; as well as fees for access to federal zones.

Operating Costs

Our operating costs have been, and we believe that they will continue to be, funded entirely from our results of operations. The following table sets forth our operating costs and certain other related information for the periods indicated:

	For the Year Ended December 31,
	2023		2024		2025
	Amount	% Change	Amount	% Change	Amount	% Change

	(in thousands of pesos, except percentages)
Operating Costs:
Cost of services:
Wages and salaries	318,660	13.2%	351,547	10.3%	389,449	10.8%
Maintenance	183,628	25.8%	196,833	7.2%	201,850	2.5%
Security and insurance	146,018	2.7%	172,807	18.3%	190,733	10.4%
Utilities (electricity, cleaning and water)	192,065	15.5%	210,893	9.8%	237,172	12.5%
Allowance for doubtful accounts	5,767	22.4%	17,621	206%	4,570	(74)%
Materials and supplies	62,658	(10.9)%	75,698	20.8%	79,515	5.0%
Equipment lease, fees and other	150,160	44.1%	125,854	(16.2)%	132,759	5.5%
Total cost of services	1,058,956	14.7%	1,151,253	8.7%	1,236,048	7.4%
Major maintenance provision	348,397	(26.2)%	228,673	(34.4)%	348,285	52.3%
Cost of construction	2,898,000	9.4%	2,860,190	(1.3)%	2,313,436	(19.1)%
Administrative expenses	661,447	(0.9)%	776,412	17.4%	871,256	12.2%
Concession tax	544,657	27.0%	990,268	81.8%	1,117,731	12.9%
Technical assistance fees	237,896	33.9%	235,499	(1.0)%	261,099	10.9%
Depreciation and amortization(1)	641,343	16.4%	756,983	18.0%	877,625	15.9%
Other income, net	(525)	1,212.5%	(9,534)	1,716.0%	(2,065)	(78.3)%
Total operating costs	6,390,171	8.9%	6,989,744	9.4%	7,023,415	0.5%
(1)	Depreciation reflects depreciation of fixed assets, and amortization reflects amortization of our concessions and rights to use airport facilities.

Cost of Services

Our cost of services consists primarily of wages and salaries, utilities (a portion of which we recover from our tenants), maintenance, security and insurance, equipment lease, and other miscellaneous expenses.

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

On November 13, 2023, the Mexican government published a decree amending the Mexican Federal Duties Law. The amendments included the increase in the Concession Tax Payment from 5% to 9%. The excess concession tax payments related to aeronautical activities made during 2024 and 2025, have been incorporated as an addition to the reference value that was used to calculate the Maximum Tariff in the ordinary review that encompassed the years from 2026 to 2030, as per the Bases for Tariff Regulation. The excess payments corresponding to the regulated revenues for the following years, have been incorporated to the maximum tariff formula, as per the maximum tariff regulation.

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

Depreciation and Amortization

Our depreciation and amortization expenses primarily reflect the amortization of our investment in our 13 concessions. In 2025, our depreciation and amortization expenses increased by 15.9% as compared to 2024, primarily due to an increase in the investment to improve our assets under concession during 2025.

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

Expenditures pursuant to master development programs and other capital expenditures

In 2025, expenditures pursuant to master development programs and other capital expenditures were Ps.2,714,345 thousand. We funded our expenditures through cash flows from operations, and we believe that we will continue to fund them through cash flow from operations, as well as new debt, in the future. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

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

Taxation

We recorded a deferred tax benefit of Ps.218,461 thousand for the year ended December 31, 2025, while the current tax expense amounted to Ps.2,485,134 thousand. In 2025, the difference between the statutory Mexican corporate income tax rate of 30.0%, and our effective tax rate of 29.7%, is mainly caused by permanent differences related primarily to inflationary effects for tax purposes.

The statutory Mexican corporate income tax rate in 2025, 2024 and 2023 was 30.0%.

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

	For the Year Ended December 31,
	2023	2024	2025

	(in thousands of pesos, except percentages)
Metropolitan Destination
Monterrey:
Revenues:
Aeronautical services	4,254,275	4,501,253	5,242,914
Non-aeronautical services	833,676	936,723	1,031,997
Construction services	1,125,682	1,412,657	1,580,990
Total revenues	6,213,633	6,850,633	7,855,901
Operating costs:
Costs and administrative expenses	612,217	867,172	992,215
Major maintenance provision	47,907	23,510	70,282
Construction costs	1,125,682	1,412,657	1,580,990
Depreciation and amortization	225,581	272,079	310,978
Solidarity fee	2,698,313	2,772,241	3,210,514
Total operating costs	4,709,700	5,347,659	6,164,979
Income from operations	1,503,933	1,502,974	1,690,922
Operating margin(1)	24.2%	21.9%	21.5%

	For the Year Ended December 31,
	2023	2024	2025

	(in thousands of pesos, except percentages)
Tourist Destinations
Acapulco:
Revenues:
Aeronautical services	326,157	217,608	261,093
Non-aeronautical services	38,184	22,793	31,793
Construction services	64,558	33,770	64,433
Total revenues	428,899	274,171	357,319
Operating costs:
Costs and administrative expenses	94,927	85,239	100,094
Major maintenance provision	20,406	18,384	16,384
Construction costs	64,558	33,770	64,433
Depreciation and amortization	48,495	48,330	50,366
Solidarity fee	92,751	26,137	58,452
Total operating costs	321,137	211,860	289,729
Income from operations	107,762	62,311	67,590
Operating margin(1)	25.1%	22.7%	18.9%

Mazatlán:
Revenues:
Aeronautical services	596,145	720,754	700,023
Non-aeronautical services	66,801	74,700	81,827
Construction services	114,235	93,980	62,995
Total revenues	777,181	889,434	844,845
Operating costs:
Costs and administrative expenses	98,284	153,109	153,747
Major maintenance provision	28,403	23,452	125,435
Construction costs	114,235	93,980	62,995
Depreciation and amortization	22,941	24,449	27,578
Solidarity fee	317,235	375,957	294,662
Total operating costs	581,098	670,947	664,417
Income from operations	196,083	218,487	180,428
Operating margin(1)	25.2%	24.6%	21.4%

Zihuatanejo:
Revenues:
Aeronautical services	253,766	278,413	317,744
Non-aeronautical services	27,868	33,677	39,717
Construction services	78,863	76,457	43,570
Total revenues	360,497	388,547	401,031
Operating costs:
Costs and administrative expenses	62,259	80,186	88,240
Major maintenance provision	17,180	21,623	44,501
Construction costs	78,863	76,457	43,570
Depreciation and amortization	22,150	24,367	33,325
Solidarity fee	96,652	99,634	108,902
Total operating costs	277,104	302,267	318,538
Income from operations	83,393	86,280	82,493
Operating margin(1)	23.1%	22.2%	20.6%

	For the Year Ended December 31,
	2023	2024	2025

	(in thousands of pesos, except percentages)
Regional Destinations
Chihuahua:
Revenues:
Aeronautical services	651,442	657,424	726,552
Non-aeronautical services	66,514	76,798	101,182
Construction services	153,019	262,848	132,290
Total revenues	870,975	997,070	960,024
Operating costs:
Costs and administrative expenses	106,934	147,548	157,864
Major maintenance provision	46,118	35,471	(38,302)
Construction costs	153,019	262,848	132,290
Depreciation and amortization	30,434	34,364	42,625
Solidarity fee	322,117	314,661	420,723
Total operating costs	658,622	794,892	715,200
Income from operations	212,353	202,178	244,824
Operating margin(1)	24.4%	20.3%	25.5%

Culiacán:
Revenues:
Aeronautical services	877,897	788,821	797,748
Non-aeronautical services	74,315	75,962	77,071
Construction services	431,568	349,946	97,838
Total revenues	1,383,780	1,214,729	972,657
Operating costs:
Costs and administrative expenses	127,307	158,695	157,654
Major maintenance provision	22,103	9,697	39,617
Construction costs	431,568	349,946	97,838
Depreciation and amortization	26,344	26,947	49,245
Solidarity fee	494,760	430,170	421,160
Total operating costs	1,102,082	975,455	765,514
Income from operations	281,698	239,274	207,143
Operating margin(1)	20.4%	19.7%	21.3%

Durango:
Revenues:
Aeronautical services	194,373	210,082	233,720
Non-aeronautical services	13,853	16,277	17,894
Construction services	132,316	60,909	29,736
Total revenues	340,542	287,268	281,350
Operating costs:
Costs and administrative expenses	51,403	65,376	73,161
Major maintenance provision	9,122	8,592	46,749
Construction costs	132,316	60,909	29,736
Depreciation and amortization	12,048	17,087	20,297
Solidarity fee	74,066	72,974	53,343
Total operating costs	278,955	224,938	223,286
Income from operations	61,587	62,330	58,064
Operating margin(1)	18.1%	21.7%	20.6%

	For the Year Ended December 31,
	2023	2024	2025

	(in thousands of pesos, except percentages)
San Luis Potosí:
Revenues:
Aeronautical services	296,570	309,346	351,900
Non-aeronautical services	39,762	62,725	82,268
Construction services	116,144	71,414	45,955
Total revenues	452,476	443,485	480,123
Operating costs:
Costs and administrative expenses	61,223	84,256	97,673
Major maintenance provision	20,866	6,484	31,114
Construction costs	116,144	71,414	45,955
Depreciation and amortization	28,799	32,395	34,614
Solidarity fee	125,965	146,481	172,208
Total operating costs	352,997	341,030	381,564
Income from operations	99,479	102,455	98,559
Operating margin(1)	22.0%	23.1%	20.5%

Tampico:
Revenues:
Aeronautical services	206,586	211,673	240,280
Non-aeronautical services	25,573	27,321	28,814
Construction services	81,292	74,019	43,662
Total revenues	313,451	313,013	312,756
Operating costs:
Costs and administrative expenses	71,038	89,905	94,964
Major maintenance provision	27,679	19,888	29,272
Construction costs	81,292	74,019	43,662
Depreciation and amortization	20,084	23,957	26,718
Solidarity fee	44,688	39,609	55,843
Total operating costs	244,781	247,378	250,459
Income from operations	68,670	65,635	62,297
Operating margin(1)	21.9%	21.0%	19.9%

Torreón:
Revenues:
Aeronautical services	288,548	313,768	340,115
Non-aeronautical services	27,073	31,390	33,141
Construction services	71,347	80,868	23,549
Total revenues	386,968	426,026	396,805
Operating costs:
Costs and administrative expenses	62,317	87,921	91,743
Major maintenance provision	30,912	11,058	46,407
Construction costs	71,347	80,868	23,549
Depreciation and amortization	12,125	13,407	15,207
Solidarity fee	116,952	137,728	133,763
Total operating costs	293,653	330,982	310,669
Income from operations	93,315	95,044	86,136
Operating margin(1)	24.1%	22.3%	21.7%

Zacatecas:
Revenues:
Aeronautical services	175,109	150,950	180,403
Non-aeronautical services	13,353	13,670	15,620
Construction services	44,982	11,330	20,073
Total revenues	233,444	175,950	216,096
Operating costs:
Costs and administrative expenses	50,576	61,889	68,361
Major maintenance provision	18,332	15,499	(13,665)
Construction costs	44,982	11,330	20,073
Depreciation and amortization	10,310	11,763	12,471
Solidarity fee	53,563	32,281	70,876
Total operating costs	177,763	132,762	158,116
Income from operations	55,681	43,188	57,980
Operating margin(1)	23.9%	24.5%	26.8%

	For the Year Ended December 31,
	2023	2024	2025

	(in thousands of pesos, except percentages)
Border Destinations
Ciudad Juárez:
Revenues:
Aeronautical services	719,269	696,838	738,964
Non-aeronautical services	53,050	61,636	84,421
Construction services	459,571	320,251	136,442
Total revenues	1,231,890	1,078,725	959,827
Operating costs:
Costs and administrative expenses	106,572	140,841	164,220
Major maintenance provision	31,627	15,142	(6,266)
Construction costs	459,571	320,251	136,442
Depreciation and amortization	19,808	40,335	51,391
Solidarity fee	385,878	353,300	388,222
Total operating costs	1,003,456	869,869	734,009
Income from operations	228,434	208,856	225,818
Operating margin(1)	18.5%	19.4%	23.5%

Reynosa:
Revenues:
Aeronautical services	175,723	170,282	159,341
Non-aeronautical services	13,111	16,159	17,126
Construction services	24,423	11,742	31,903
Total revenues	213,257	198,183	208,370
Operating costs:
Costs and administrative expenses	52,849	63,630	65,590
Major maintenance provision	27,743	19,874	(43,243)
Construction costs	24,423	11,742	31,903
Depreciation and amortization	26,486	27,550	28,589
Solidarity fee	25,904	24,049	73,336
Total operating costs	157,405	146,845	156,175
Income from operations	55,852	51,338	52,195
Operating margin(1)	26.2%	25.9%	25.0%
(1)	We determine operating margin per airport by dividing income from operations at each airport by total revenues for that airport.

	For the Year Ended December 31,
	2023	2024	2025

	(in thousands of pesos, except percentages)
Hotels
Terminal 2 NH Collection Hotel:
Revenues:
Non-aeronautical services	277,536	329,353	339,714
Equity method (1)	77	57	(230)
Total revenues	277,613	329,410	339,484
Operating costs:
Costs and administrative expenses	148,960	177,281	181,731
Depreciation and amortization	51,532	57,371	57,575
Total operating costs	200,492	234,652	239,307
(Loss) income from operations	77,121	94,758	100,177
Operating margin	27.8%	28.8%	29.5%

Hilton Garden Inn Hotel:
Revenues:
Non-aeronautical services	106,551	135,650	141,959
Equity method (1)	8,676	—	—
Total revenues	115,227	135,650	141,959
Operating costs:
Costs and administrative expenses	68,619	78,054	81,587
Depreciation and amortization	11,799	12,300	11,824
Total operating costs	80,418	90,354	93,411
(Loss) income from operations	34,809	45,296	48,549
Operating margin	30.2%	33.4%	34.2%
(1)	Equity method revenue is eliminated in full on consolidation.

	For the Year Ended December 31,
	2023	2024	2025

	(in thousands of pesos, except percentages)
Industrial Park
OMA-Vynmsa Aero Industrial Park:
Revenues:
Non-aeronautical services	91,996	153,095	217,904
Total revenues	91,996	153,095	217,904
Operating costs:
Costs and administrative expenses	11,749	26,282	25,793
Depreciation and amortization	41,346	48,379	46,407
Total operating costs	53,095	74,661	72,200
Income from operations	38,901	78,434	145,704
Operating margin	42.3%	51.2%	66.9%

Summary Historical Consolidated Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years indicated:

	Year Ended December 31,
	2023	2024		2025
	Amount	Amount	% Change	Amount	% Change

	(in thousands of pesos, except percentages)
Revenues:
Aeronautical services	8,931,657	9,136,885	2.3%	10,190,720	11.5%
Non-aeronautical services	2,627,423	3,075,881	17.1%	3,460,258	12.5%
Construction services	2,898,000	2,860,190	(1.3)%	2,313,436	(19.1)%
Total revenues	14,457,080	15,072,956	4.3%	15,964,414	5.9%
Operating costs and expenses:
Cost of services	1,058,956	1,151,253	8.7%	1,236,048	7.4%
Major maintenance provision	348,397	228,673	(34.4)%	348,285	52.3%
Construction costs	2,898,000	2,860,190	(1.3)%	2,313,436	(19.1)%
Administrative expenses	661,447	776,412	17.4%	871,256	12.2%
Concession taxes	544,657	990,268	81.8%	1,117,731	12.9%
Technical assistance fees	237,896	235,499	(1.0)%	261,099	10.9%
Depreciation and amortization	641,343	756,983	18.0%	877,625	15.9%
Other income	(525)	(9,534)	1,716.0%	(2,065)	(78.3)%
Total operating costs and expenses	6,390,171	6,989,744	9.4%	7,023,415	0.5%
Income from operations	8,066,909	8,083,212	0.2%	8,940,999	10.6%
Interest expense, net	971,530	1,083,855	11.6%	1,261,360	16.4%
Exchange (profit) loss, net	35,511	(69,881)	(296.8)%	47,678	(168.2)%
Income before income taxes	7,059,868	7,069,238	0.1%	7,631,961	8.0%
Income taxes	2,039,442	2,133,014	4.6%	2,266,673	6.3%
Consolidated net income	5,020,426	4,936,224	(1.7)%	5,365,288	8.7%

Other operating data:
Operating margin(1)	55.8%	53.6%	N/A	56.0%	N/A
Net margin(2)	34.7%	32.7%	N/A	33.6%	N/A
(1)	Income from operations divided by total revenues, expressed as a percentage.
(2)	Consolidated net income divided by total revenues, expressed as a percentage.

Results of Operations for the Year Ended December 31, 2025, Compared to the Year Ended December 31, 2024.

Consolidated Revenues

Total revenues for 2025 were Ps. 15,964,414 thousand, 5.9% higher than the Ps. 15,072,956 thousand recorded in 2024, primarily as a result of an increase in aeronautical and non-aeronautical revenues. The sum of aeronautical and non aeronautical revenues in 2025 increased by 11.8% as compared to 2024.

Aeronautical revenues increased by 11.5% to Ps.10,190,720 thousand in 2025, as compared to Ps. 9,136,885 thousand in 2024 due primarily to an 18.0% increase in international passenger charges and an 8.7% increase in domestic passenger charges as compared to 2024. Aeronautical revenues per workload unit in 2025 were Ps.338.7 compared to Ps. 327.8 in 2024, representing a 3.3% increase.

Non aeronautical revenues increased by 12.5% from Ps. 3,075,881 thousand in 2024 to Ps. 3,460,258 in 2025, due primarily to an increase in revenue generation of both our commercial activities and diversification activities. Non aeronautical revenues per terminal passenger increased by 3.8%, from Ps. 116.0 in 2024 to Ps. 120.4 in 2025, due primarily to a larger increase in non-aeronautical revenues, compared to the increase in terminal passengers.

Revenues from construction services in 2025 were Ps. 2,313,436 thousand, a decrease of 19.1% from Ps. 2,860,190 thousand recognized in 2024, primarily as a result of a lower recognition of improvements in assets under concession, principally in the Culiacán, Chihuahua, and Ciudad Juárez airports.

Revenues by Segment

On an airport-by-airport basis, the principal contributors to total revenues in 2025 were the Monterrey airport (Ps.7,855,901 thousand), the Culiacán airport (Ps. 972,657 thousand), the Chihuahua airport (Ps. 960,024 thousand), the Ciudad Juárez airport (Ps. 959,827 thousand), and the Mazatlán airport (Ps. 844,845) thousand). Based on contribution to aeronautical and non-aeronautical revenues in 2025, the main contributors were the Monterrey airport (Ps. 6,274,911 thousand), the Culiacán airport (Ps. 874,819 thousand), the Chihuahua airport (Ps. 827,734 thousand), the Ciudad Juárez airport (Ps. 823,385 thousand) and the Mazatlán airport (Ps. 781,850 thousand). Historically, Monterrey, Culiacán and Chihuahua have been our three principal contributors to aeronautical and non-aeronautical revenues. In 2025, Monterrey, Culiacán, Chihuahua, Ciudad Juárez and Mazatlán were our five principal contributors to revenues and we expect this recent trend to continue.

Metropolitan Destination

At the Monterrey airport, aeronautical revenues increased by 16.5% from Ps. 4,501,253 thousand in 2024 to Ps.5,242,914 thousand in 2025, due primarily to a 19.0% increase in international passenger charges, as a result of a 13.8% increase in international passenger traffic. Non-aeronautical revenues increased by 10.2% from Ps. 936,723 thousand in 2024 to Ps.1,031,997 thousand in 2025, due primarily to a 22.3% increase in food and beverage operations and a 15.6% increase in revenue from retail operations. The sum of aeronautical and non aeronautical revenues increased by 15.4% from Ps.5,437,976 thousand in 2024 to Ps. 6,274,911 thousand in 2025. The sum of aeronautical and non aeronautical revenues per workload unit increased by 1.2% from Ps. 378.2 in 2024 to Ps. 382.9 in 2025, principally due to a higher increase in non-aeronautical revenues and aeronautical revenues, compared to the increase in passenger traffic.

Tourist Destinations

At the Acapulco airport, aeronautical revenues increased by 20.0% from Ps. 217,608 thousand in 2024 to Ps. 261,093 thousand in 2025, due primarily to a 16.8% increase in domestic passenger charges, as a result of an 11.4% increase in domestic passenger traffic. Non aeronautical revenues increased by 39.5% from Ps. 22,793 thousand in 2024 to Ps. 31,793 thousand in 2025, due primarily to a 44.7% increase in revenues generated by commercial activities. The sum of aeronautical and non aeronautical revenues increased by 21.8% from Ps. 240,401 thousand in 2024 to Ps. 292.886 thousand in 2025. The sum of aeronautical and non aeronautical revenues per workload unit increased by 7.1% from Ps. 399.6 in 2024 to Ps. 427.9 in 2025, principally due to a higher increase in aeronautical revenues, compared to the increase in passenger traffic.

At the Mazatlán airport, aeronautical revenues decreased by 2.9% from Ps. 720,754 thousand in 2024 to Ps. 700,023 thousand in 2025, due primarily to a 6.5% decrease in domestic passenger charges, as a result of a 7.2% decrease in domestic passenger traffic and partially offset by a 5.0% increase in the tariff for domestic passenger charges. Non aeronautical revenues increased by 9.5% from Ps. 74,700 thousand in 2024 to Ps. 81,827 thousand in 2025, due primarily to a 31.0 % increase in revenues from retail operations and a 6.7% increase in revenues from food and beverage operations. The sum of aeronautical and non aeronautical revenues decreased by 1.7% from Ps. 795,454 thousand in 2024 to Ps. 781,850 thousand in 2025. The sum of aeronautical and non aeronautical revenues per workload unit increased by 5.8% from Ps. 419.5 in 2024 to Ps. 444.0 in 2025, due to a lower decrease in aeronautical revenues, compared to the decrease in passenger traffic.

At the Zihuatanejo airport, aeronautical revenues increased by 14.1% from Ps. 278,413 thousand in 2024 to Ps. 317,744 thousand in 2025, due primarily to a 29.5% increase in domestic passenger charges, as a result of a 13.8% increase in domestic passenger traffic and a 5.0% increase in the tariff for domestic passenger charges. Non aeronautical revenues increased by 17.9% from Ps. 33,677 thousand in 2024 to Ps. 39,717 thousand in 2025, due primarily to a 14.4% increase in revenues retail services, and a 1,191.2% increase in revenues from VIP lounge operations. The sum of aeronautical and non aeronautical revenues increased by 14.5% from Ps. 312,090 thousand in 2024 to Ps. 357,461 thousand in 2025. The sum of aeronautical and non aeronautical revenues per workload unit increased by 5.3% from Ps. 460.6 in 2024 to Ps. 484.9 in 2025, principally due to a higher increase in aeronautical revenues, compared to the increase in passenger traffic.

Regional Destinations

At the Chihuahua airport, aeronautical revenues increased by 10.5% from Ps. 657,424 thousand in 2024 to Ps. 726,552 thousand in 2025, due primarily to a 9.1% increase in domestic passenger charges, as a result of a 5.6% increase in domestic passenger traffic and a 5.0% increase in the tariff for domestic passenger charges. Non aeronautical revenues increased by 31.8% from Ps. 76,798 thousand in 2024 to Ps. 101,182 thousand in 2025, due primarily to a 11.3% increase in revenues from food and beverage, and a 4.0% increase in revenues from retail services. The sum of aeronautical and non aeronautical revenues increased by 12.7% from Ps. 734,222 thousand in 2024 to Ps. 827,734 thousand in 2025. The sum of aeronautical and non aeronautical revenues per workload unit increased by 6.6% from Ps. 376.7 thousand in 2024 to Ps. 401.6 thousand in 2025, due to a higher increase in non-aeronautical revenues and aeronautical revenues, compared to the increase in passenger traffic.

At the Culiacán airport, aeronautical revenues increased by 1.1% from Ps. 788,821 thousand in 2024 to Ps. 797,748 thousand in 2025, as a result of a 3.4% decrease in domestic passenger traffic. Non-aeronautical revenues increased by 1.5% from Ps. 75,962 thousand in 2024 to Ps. 77,071 thousand in 2025, due primarily to a 5.0% increase in revenues from food and beverage operations, an 18.0% increase in revenue from retail, and a 1.8% decrease in revenues from advertising operations. The sum of aeronautical and non aeronautical revenues increased by 1.2% from Ps. 864,783 thousand in 2024 to Ps. 874,819 thousand in 2025. The sum of aeronautical and non aeronautical revenues per workload unit increased by 4.5% from Ps. 374.6 in 2024 to Ps. 391.4 in 2025, due to an increase in aeronautical and non-aeronautical revenues, despite the decrease in passenger traffic.

At the Durango airport, aeronautical revenues increased by 11.3% from Ps. 210,082 thousand in 2024 to Ps. 233,720 thousand in 2025, due primarily to an 8.0% increase in domestic passenger charges, as a result of a 5.7% increase in domestic passenger traffic and a 5.0% increase in the tariff for domestic passenger charges. Non-aeronautical revenues increased by 9.9% from Ps. 16,277 thousand in 2024 to Ps. 17,894 thousand in 2025, due primarily to a 1.4% increase in revenues from car rental operations. The sum of aeronautical and non aeronautical revenues increased by 11.2% from Ps. 226,359 thousand in 2024 to Ps. 251,614 thousand in 2025. The sum of aeronautical and non aeronautical revenues per workload unit increased by 4.4% from Ps. 421.3 thousand in 2024 to Ps. 439.9 thousand in 2025, due to a higher increase in non-aeronautical revenues and aeronautical revenues, compared to the increase in passenger traffic.

At the San Luis Potosí airport, aeronautical revenues increased by 13.8% from Ps. 309,346 thousand in 2024 to Ps. 351,900 thousand in 2025, due primarily to a 32.8% increase in international passenger charges, as a result of a 25.1% increase in international passenger traffic and a 2.5% increase in the tariff for international passenger charges. Non aeronautical revenues increased by 31.2% from Ps. 62,725 thousand in 2024 to Ps. 82,268 thousand in 2025, due primarily to a 52.7% increase in revenues from complementary services. The sum of aeronautical and non aeronautical revenues increased by 16.7% from Ps. 372,071 thousand in 2024 to Ps. 434,168 thousand in 2025. The sum of aeronautical and non aeronautical revenues per workload unit increased by 7.2% from Ps. 367.9 in 2024 to Ps. 394.3 in 2025, due to a higher increase in aeronautical revenues and non-aeronautical revenues, compared to the increase in passenger traffic.

At the Tampico airport, aeronautical revenues increased by 13.5% from Ps. 211,673 thousand in 2024 to Ps. 240,280 thousand in 2025, due primarily to a 43.0% increase in international passenger charges, as a result of a 50.3% increase in international passenger traffic and 2.5% increase in the tariff for international passenger charges,. Non aeronautical revenues increased by 5.5% from Ps. 27,321 thousand in 2024 to Ps. 28,814 thousand in 2025, due primarily to a 13.1% increase in revenues from car rental services, and a 17.5% increase in revenues from food and beverage operations. The sum of aeronautical and non aeronautical revenues increased by 12.6% from Ps.238,994 thousand in 2024 to Ps.269,094 thousand in 2025. The sum of aeronautical and non aeronautical revenues per workload unit increased by 3.7% from Ps. 423.3 in 2024 to Ps. 438.8 in 2025, due to a higher increase in non-aeronautical revenues and aeronautical revenues, compared to the increase in passenger traffic.

At the Torreón airport, aeronautical revenues increased by 8.4% from Ps. 313,768 thousand in 2024 to Ps. 340,115 thousand in 2025, due primarily to a 21.0% increase in international passenger charges, as a result of a 12.9% increase in international passenger traffic and 2.5% increase in the tariff for international passenger charges. Non aeronautical revenues increased by 5.6% from Ps. 31,390 thousand in 2024 to Ps. 33,141 thousand in 2025, due primarily to a 31.3% increase in revenues from retail services, a 3.0% increase in revenues from car rental operators and the our VIP lounge which generated Ps. 1,620 thousand of revenues. The sum of aeronautical and non aeronautical revenues increased by 8.1% from Ps. 345,158 thousand in 2024 to Ps. 373,256 thousand in 2025. The sum of aeronautical and non aeronautical revenues per workload unit increased by 4.2% from Ps. 418.1 in 2024 to Ps. 435.8 in 2025, due to a higher increase in non-aeronautical revenues and aeronautical revenues, compared to the increase in passenger traffic.

At the Zacatecas airport, aeronautical revenues increased by 19.5% from Ps. 150,950 thousand in 2024 to Ps. 180,403 thousand in 2025, due primarily to a 29.7% increase in international passenger charges, as a result of a 21.1% increase in international passenger traffic. Non aeronautical revenues increased by 14.3% from Ps. 13,670 thousand in 2024 to Ps. 15,620 thousand in 2025, due primarily to a 14% increase in revenues from commercial activities. The sum of aeronautical and non aeronautical revenues increased by 19.1% from Ps. 164,620 thousand in 2024 to Ps. 196,023 thousand in 2025. The sum of aeronautical and non aeronautical revenues per workload unit at the Zacatecas airport increased by 4.3% from Ps. 443.4 in 2024 to Ps. 462.5 in 2025, due to a higher increase in aeronautical revenues and non-aeronautical revenues, compared to the increase in passenger traffic.

Border Destinations

At the Ciudad Juárez airport, aeronautical revenues increased by 6.0% from Ps. 696,838 thousand in 2024 to Ps. 738,964 thousand in 2025, due primarily to a 3.4% increase in domestic passenger charges, as a result of a 5.0% increase in the tariff for domestic passenger charges. Non aeronautical revenues increased by 37.0% from Ps. 61,636 thousand in 2024 to Ps. 84,421 thousand in 2025, due primarily to a 79.2% increase in revenues from retail services and a 69.8% increase in revenues from food and beverage operations. The sum of aeronautical and non aeronautical revenues increased by 8.6% from Ps. 758,474 thousand in 2024 to Ps. 823,385 thousand in 2025. The sum of aeronautical and non aeronautical revenues per workload unit increased by 9.0% from Ps. 343.1 in 2024 to Ps. 373.9 in 2025, due to the increase in non-aeronautical revenues and aeronautical revenues, compared to the decrease in passenger traffic.

At the Reynosa airport, aeronautical revenues decreased by 6.4% from Ps. 170,282 thousand in 2024 to Ps. 159,341 thousand in 2025, due primarily to a 6.4% decrease in domestic passenger charges, as a result of a 16.9% decrease in domestic passenger traffic. Non aeronautical revenues increased by 6.0% from Ps. 16,159 thousand in 2024 to Ps. 17,126 thousand in 2025, due primarily to a 5.0% increase in revenue from car rental operators and a 6.3% increase in revenue from food and beverage. The sum of aeronautical and non aeronautical revenues decreased by 5.3% from Ps. 186,441 thousand in 2024 to Ps. 176,467 thousand in 2025. The sum of aeronautical and non aeronautical revenues per workload unit increased by 46.2% from Ps. 345.8 in 2024 to Ps. 393.0 in 2025, due to the performance of aeronautical and non-aeronautical revenues, compared to the decrease in passenger traffic.

Hotels

At our Terminal 2 NH Collection Hotel, total revenues increased by 3.1% from Ps. 329,410 thousand in 2024 to Ps. 339,484 thousand in 2025, due primarily to a 6.4% increase in the average rates per room in 2025, partially offset by a decrease in the annual average occupancy rate from 86.7% in 2024 to 85.6% in 2025. Revenues of the Terminal 2 NH Collection Hotel are mainly dependent on passenger traffic traveling to and from the Mexico City International Airport.

At our Hilton Garden Inn Hotel at the Monterrey airport, total revenues increased by 4.7% from Ps. 135,650 thousand in 2024 to Ps. 141,959 thousand in 2025, due primarily to an increase in the annual average occupancy rate from 76.1% in 2024 to 76.7% in 2025 and a 5.1% increase in the average rates per room in 2025. The revenues of the Hilton Garden Inn Hotel are dependent on passenger traffic traveling to and from the Monterrey international airport.

Industrial Park

At our OMA-VYNMSA Aero Industrial Park, total revenues increased by 42.3% from Ps. 153,095 thousand in 2024 to Ps. 217,904 thousand in 2025, due primarily to an increase in the number of leased commercial warehouses.

Operating Results

Cost of Services

Our cost of services increased by 7.4% from Ps.1,151,253 thousand in 2024 to Ps.1,236,048 thousand in 2025, mainly as a result of a 10.8% increase in wages and salaries, a 12.5% increase in utilities (electricity, cleaning and water), and a 10.4% increase in security and insurance. As a percentage of the sum of aeronautical and non-aeronautical revenues, cost of services represented 9.4% in 2024 and 9.1% in 2025.

Major maintenance provision

Our major maintenance provision increased from Ps. 228,673 thousand in 2024 to Ps. 348,285 thousand in 2025, due primarily to inflationary updates applied to expected major maintenance works based on the Mexican producer price index (excluding oil).

Administrative Expenses

Our administrative expenses increased by 12.2% from Ps. 776,412 thousand in 2024 to Ps. 871,256 thousand in 2025, due primarily to an increase in payroll expenses as a result of higher activity in our different businesses.

Technical Assistance Fee

Our technical assistance fee, which is paid in U.S. dollars, increased by 10.9% from Ps. 235,499 thousand in 2024 to Ps. 261,099 thousand in 2025, as a result of an increase in EBITDA, which is the base for its calculation.

Concession Tax

Our concession tax increased by 12.9% from Ps. 990,268 thousand in 2024 to Ps. 1,117,731 thousand in 2025, as a result of the increase in aeronautical and non-aeronautical revenues.

Depreciation and Amortization

Our depreciation and amortization increased 15.9% from Ps. 756,983 thousand in 2024 to Ps. 877,625 thousand in 2025, due primarily to an increase in the investment to increase our concessioned assets during 2025.

Income from Operations

On a consolidated basis, our operating income increased by 10.6% from Ps. 8,083,212 thousand in 2024 to Ps. 8,940,999 thousand in 2025, due primarily to a 5.9% increase in total revenue. Our operating margin increased from 53.6% in 2024 to 56.0% in 2025, and considering only the sum of our aeronautical and non aeronautical revenues, our operating margin decreased from 66.2% in 2024 to 65.5% in 2025.

Operating Income by Segment

The figures presented in this section take into account the intercompany transactions described above under “Item 5. Operating and Financial Review and Prospects—Operating Results—Solidarity Fees.” In addition, the operating cost amounts exclude construction costs, which have been eliminated together with construction revenues.

On an airport-by-airport basis, the principal contributors to our operating income in 2025 were the Monterrey airport (Ps. 1,690,922 thousand), the Chihuahua airport (Ps. 244,824 thousand), the Ciudad Juárez airport (Ps. 225,818 thousand), the Culiacán airport (Ps. 207,143 thousand), the Mazatlán airport (Ps. 180,428 thousand), and the San Luis Potosí airport (Ps. 98,559 thousand).

Metropolitan Destination

Operating income for the Monterrey airport increased by 12.5% from Ps. 1,502,974 thousand in 2024 to Ps. 1,690,922 thousand in 2025, due primarily to an increase of 15.4% in aeronautical and non-aeronautical revenues, which was partially offset by a 15.3% increase in operating costs. This increase was mainly driven by the increase in solidarity fees from Ps. 2,772,241 thousand in 2024 to Ps. 3,210,514 thousand in 2025.

Tourist Destinations

Operating income for the Acapulco airport increased by 8.5% from Ps. 62,311 thousand in 2024 to Ps. 67,590 thousand in 2025, due primarily to an increase of 21.8% in aeronautical and non-aeronautical revenues which was offset by a increase of 43.5% in operating costs. This increase was mainly driven by the increase in solidarity fees from Ps. 26,137 thousand in 2024 to Ps. 58,452 thousand.

Operating income for the Mazatlán airport decreased by 17.4% from Ps. 218,487 thousand in 2024 to Ps. 180,428 thousand in 2025, due primarily to a decrease of 1.2% in aeronautical and non-aeronautical revenues.

Operating income for the Zihuatanejo airport decreased by 4.4% from Ps. 86,280 thousand in 2024 to Ps. 82,493 thousand in 2025, due primarily to an increase of 5.4% in operating costs. This increase was mainly driven by the increase in the cost of services as a result of the increase in solidarity fees from Ps. 99,634 thousand in 2024 to Ps. 108,902 thousand in 2025

Regional Destinations

Operating income for the Chihuahua airport increased by 21.1% from Ps. 202,178 thousand in 2024 to Ps. 244,824 thousand in 2025, due primarily to an increase of 12.7% in aeronautical and non-aeronautical revenues, and a decrease of 10.0% in operating costs. This decrease was mainly driven by the decrease in the cost of construction from Ps. 262,848 thousand in 2024 to Ps. 132,290 thousand in 2025

Operating income for the Culiacán airport decreased by 13.4% from Ps. 239,274 thousand in 2024 to Ps. 207,143 thousand in 2025, due primarily to a decrease of 19.9% in total revenues.

Operating income for the Durango airport decreased by 6.8% from Ps. 62,330 thousand in 2024 to Ps. 58,064 thousand in 2025, due primarily to a decrease of 2.1% in total revenues.

Operating income for the San Luis Potosí airport decreased by 3.8% from Ps. 102,455 thousand in 2024 to Ps. 98,559 thousand in 2025, due primarily to an increase of 379.9% in heavy maintenance provision.

Operating income for the Tampico airport decreased by 5.1% from Ps. 65,635 thousand in 2024 to Ps. 62,297 thousand in 2025, due primarily to an increase of 1.2% in operating costs. This increase was mainly driven by the increase of 18.2% in cost of services which saw an increase of 41.0% in administrative services.

Operating income for the Torreón airport decreased by 9.4% from Ps. 95,044 thousand in 2024 to Ps. 86,136 thousand in 2025, due primarily to a decrease of 6.9% in total revenues.

Operating income for the Zacatecas airport increased by 34.3% from Ps. 43,188 thousand in 2024 to Ps. 57,980 thousand in 2025, due primarily to a increase of 19.1% in aeronautical and non-aeronautical revenues.

Border Destinations

Operating income for the Ciudad Juárez airport increased by 8.1% from Ps. 208,856 thousand in 2024 to Ps. 225,818 thousand in 2025, due primarily to an increase of 8.6% in aeronautical and non-aeronautical revenues.

Operating income for the Reynosa airport increased by 1.7% from Ps. 51,338 thousand in 2024 to Ps. 52,195 thousand in 2025, due primarily to an increase of 5.1% in total revenues.

Hotels

Terminal 2 NH Collection Hotel had an operating income of Ps. 94,758 thousand in 2024, compared to an operating income of Ps. 100,177 thousand in 2025 due primarily to an increase in revenues.

Hilton Garden Inn Hotel had an operating income of Ps. 45,296 thousand in 2024, compared to an operating income of Ps. 48,549 thousand in 2025 due primarily to an increase in revenues.

Industrial Park

Operating income for our OMA-VYNMSA Industrial Park increased from Ps. 78,434 thousand in 2024 to Ps. 145,704 thousand in 2025 due primarily to an increase in revenues.

Exchange Gain (Loss)

We had a net exchange loss in 2025 of Ps. 47,678 thousand, as compared to a gain of Ps. 69,881 thousand in 2024 due primarily to the appreciation of the Mexican peso in relation to the U.S. dollar on our U.S. dollar cash balances in 2025 compared to the depreciation of the Mexican peso in 2024, as well as our outstanding accounts receivable for operations denominated in U.S. dollars. Our cash balance denominated in U.S. dollar was U.S. 20,036 thousand on December 31, 2024 and U.S. 14,748 thousand on December 31, 2025. The exchange rate used to convert our dollar denominated liabilities from pesos to U.S. dollars was Ps. 18.00 to U.S.$1.00 as of December 31, 2025 and Ps. 20.79 to U.S.$1.00 as of December 31, 2024.

Net Interest Expense

Our net interest expense increased by 16.4% from Ps. 1,083,855 thousand in 2024 to Ps. 1,261,360 thousand in 2025, as a result of a higher interest expense due to additional debt issued during 2025 and higher reference rates for variable debt.

Income Taxes

We recorded an income tax expense of Ps. 2,266,673 thousand in 2025, as compared to Ps. 2,133,014 thousand in 2024, due primarily to an increase in revenues that resulted in a higher taxable income.

Our current income tax was Ps. 2,485,134 thousand in 2025, as compared to Ps. 2,205,939 thousand in 2024, as a result of increased revenues.

Our effective tax rate was 30.2% in 2024 and 29.7% in 2025. The effective tax rates in 2024 and 2025 differed from the statutory rate of 30%, as a result of the permanent differences related primarily to inflationary effects for tax purposes.

Net Income and Comprehensive Income

Our net income increased by 9.0% from Ps. 4,936,224 thousand in 2024 to Ps. 5,365,288 thousand in 2025. Comprehensive income attributable to the controlling interest increased by 8.3% from Ps. 4,921,368 thousand in 2024 to Ps. 5,329,938 thousand in 2025. Earnings per share were Ps. 13.8325 and earnings per ADS were Ps. 110.6603 in 2025.

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

Revenues by Segment

On an airport-by-airport basis, the principal contributors to total revenues in 2024 were the Monterrey airport (Ps.6,850,633 thousand), the Culiacán airport (Ps.1,214,729 thousand), the Ciudad Juárez airport (Ps.1,078,725 thousand), the Chihuahua airport (Ps.997,070 thousand) and the Mazatlán airport (Ps.889,434 thousand). Based on contribution to aeronautical and non-aeronautical revenues in 2024, the main contributors were the Monterrey airport (Ps.5,437,976 thousand), the Culiacán airport (Ps.864,783 thousand), the Mazatlán airport (Ps.795,454 thousand), the Ciudad Juárez airport (Ps.758,474 thousand) and the Chihuahua airport (Ps.734,222 thousand). Historically, Monterrey, Culiacán and Chihuahua have been our three principal contributors to aeronautical and non-aeronautical revenues. In 2024, Monterrey, Culiacán, Mazatlán and Ciudad Juárez were our four principal contributors to revenues and we expect this recent trend to continue.

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

Operating Results

Cost of Services

Our cost of services increased by 8.7% from Ps.1,058,956 thousand in 2023 to Ps.1,151,253 thousand in 2024, mainly as a result of a 10.3% increase in wages and salaries, an 18.3% increase in security and insurance, and a 9.8% increase in utilities, partially offset by a 16.2% decrease in equipment lease, fees and others. As a percentage of the sum of aeronautical and non-aeronautical revenues, cost of services represented 9.2% in 2023 and 9.4% in 2024.

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

In December 2025, we received approval from the Ministry of Infrastructure, Communications and Transportation, through the Mexican Federal Civil Aviation Agency, of the Master Development Program for each of our thirteen airports, corresponding to the 2026–2030 period. Total committed investments amount to Ps.16,633,614 thousand, expressed in pesos with purchasing power as of December 31, 2025 (equivalent to Ps.16,005,044 thousand in pesos with purchasing power as of December 31, 2024). See Note 10 to our consolidated financial statements.

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

Pursuant to our Master Development Programs, in 2026 through 2030, we anticipate investing Ps.20,417,327 thousand as follows:

Expected Investments Under Master Development Programs by Category for 2026 to 2030

	For the Year Ended December 31,
						Total
	2026	2027	2028	2029	2030	2026 - 2028

Terminal capacity expansions and quality projects	2,090,767	2,042,001	1,558,187	2,203,461	2,203,461	10,097,877
Security, Safety and Information Technology Equipment	489,231	352,284	812,869	997,744	1,006,908	3,659,036
Runways and aprons	553,899	1,109,503	835,142	281,116	185,103	2,964,762
Environmental Projects	61,860	191,666	533,813	613,284	597,648	1,998,271
Projects to meet ICAO directives	4,936	24,730	148,382	148,382	173,112	499,542
Other projects	549,703	73,178	169,291	203,850	201,817	1,197,839
Total	3,750,395	3,793,362	4,057,683	4,447,839	4,368,049	20,417,327

Our committed investments pursuant to our Master Development Programs for 2026 and 2027 amount to Ps. 1,197,155 thousand, and Ps.2,562,889 thousand, respectively. In addition to our commitments, expected investments for 2026 and 2027 include other investments corresponding to our 2021-2025 Master Development Program. See “Item 4. Information on the Company—Master Development Programs and Capital Expenditures.”

Cash Flows

Our treasury monitors cash flows on a daily, monthly and annual basis to plan and determine the management, sources and uses of resources, as well as to meet our capital and debt service obligations at all times, and to improve our working capital and capital structure.

As of December 31, 2023, 2024 and 2025, we had Ps. 2,576,256 thousand, Ps. 1,656,365 thousand and Ps.3,098,092 thousand, respectively, of cash and cash equivalents, of which 0.01%, 24.8% and 8.6% respectively, was denominated in U.S. dollars. We invested these resources in financial instruments in accordance with our investment policy.

In 2025, we generated Ps. 7,445,948 thousand in cash flows from operating activities, mainly due to an income before income taxes of Ps. 7,631,961 thousand, reduced mainly by Ps. 2,396,252 thousand of income taxes paid and Ps. 169,132 thousand of accounts receivables, and Ps. 203,860 of major maintenance expenditures. Our cash flow used in investing activities was Ps. 2,416,758 thousand, mainly with respect to investments in our concessions, and our cash flow used in financing activities was Ps. 3,558,130 thousand, of which Ps. 4,468,667 thousand were used for dividend payments, and Ps. 1,208,107 thousand for interest payments. We believe our working capital is sufficient for our present requirements, and we anticipate generating sufficient cash to satisfy our long-term liquidity needs.

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

In November 2024, we obtained short-term loans from (i) HSBC México, S.A., (ii) Banco Santander México, S.A., and (iii) Scotiabank Inverlat, S.A., in an aggregate principal amount of Ps.600,000 thousand, bearing interest at a variable rate equal to 28-day TIIE plus an average of 60 basis points, all of which matured in May 2025. The proceeds were used for working capital purposes and to increase the Company's liquidity. On February 12, 2025, we repaid Ps.150,000 thousand of such short-term loans. On May 23, 2025, we obtained a short-term loan from BBVA México, S.A. in a principal amount of Ps.150,000 thousand, bearing interest at a variable rate equal to TIIE de Fondeo plus 60 basis points, with a maturity of 90 days. On June 27, 2025, all of the outstanding short-term loans in the aggregate principal amount of Ps.600,000 thousand were repaid with proceeds from our notes issued in 2025. As a result, as of December 31, 2025, we had no short-term indebtedness outstanding.

As of April 24, 2026, we had unused non-committed, lines of credit available for short-term issuances totaling over Ps. 2,000 million.

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

On April 16, 2021, the Company issued Ps.1,000,000 thousand in five-year green notes (certificados bursátiles verdes) (the “Green Notes”) that were registered with the Mexican National Registry of Securities and trade on the Mexican market pursuant to an indenture into which we entered on that date (the “2021 Green Variable Rate Notes Indenture”). Interest payments are made every 28 days at a variable annual interest rate of TIIE 28 + 0.75%. The principal amount was repaid at maturity on April 10, 2026. The Monterrey, Culiacán and Chihuahua airports act as guarantors under these notes. The purpose of the issuance is to finance green investments pursuant to our Master Development Programs for 2021-2025. The current ratings of the notes are Aaa.mx by Moody’s and AAA(mex) by Fitch Ratings.

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

●	As part of the issuance process of the sustainability-linked notes, in March 2022, the Company created a sustainability-linked framework (the “Sustainability-Linked Framework”), which complements the existing Green Financing Framework and is intended to demonstrate our commitment to sustainability by linking our sustainability performance to our corporate and financial strategy. The Framework is aligned with the ICMA Sustainability-Linked Bond Principles (SLBP) 2020 and also describes the manner in which a sustainability-linked bond issued by the Company supports and contributes towards meeting United Nations Sustainable Development Goals. S&P Global issued a Second Party opinion on the Company’s Sustainability Linked Framework on March 7, 2022. For more information about the framework and S&P Global’s independent party opinion, visit the Company’s Investor Relations website at http://ir.oma.aero.
●	We established as Key Performance Indicator (“KPI”) the Scope 1 and 2 in CO2 equivalent per passenger, which measures the percentage decrease of Kilograms of CO2 equivalent on a per passenger basis (“KgCO2e/PAX”), and established as Sustainability Performance Target (“SPT”) the reduction of total scope 1 and 2 emissions measured as KgCO2e/PAX by 58% by December 31, 2025, as compared to 2018. Compliance of the SPT will be verified by an external verifier, and in the case of non-compliance at the established date, a 25-basis point step-up to the interest rate after the review date will be applied until maturity. As of December 31, 2025, the SPT recorded a 90% reduction as compared to 2018.
●	In addition, through the Sustainability-Linked Framework, we are committed to obtaining the Airport Carbon Accreditation (“ACA”) Level 2 for the Monterrey, Culiacán, Ciudad Juárez, Chihuahua, and Mazatlán airports by 2025. As of April 24, 2026, our 13 airports have obtained the ACA Level 3 accreditation, surpassing our commitment established.

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

On June 27, 2025 we issued long-term notes in the Mexican market for an aggregate amount of Ps.2.75 billion (the “Issuances”). The Issuances consisted of (1) Ps. 820 million 3-year Notes due June 23, 2028, with interest payments are made every 28 days at a variable annual interest rate of TIIE de Fondeo plus 45 basis points, and (2) Ps.1,930 million 7-year Notes due June 18, 2032, with interest payments every 182 days at a fixed rate of 9.34%. The Issuances received the highest rating in Mexico of AAA(mex) by Fitch and AAA.mx by Moody’s Local, both on a national scale, with stable outlook. Proceeds from the Issuances were used to prepay Ps.600 million short-term loans and the remaining to fund committed investments under the 2021-2025 Master Development Program and for general corporate purposes, including working capital.

 As of the date of this annual report, we are in compliance with these covenants, and no event of default has occurred or is continuing.

Total Indebtedness

The following table sets forth our total indebtedness at the closing of each of the periods indicated:

As of December 31,	Indebtedness
		(in thousands of pesos)
2023	Ps.	10,676,708
2024	Ps.	11,281,880
2025	Ps.	13,428,359

Derivative Financial Instruments

As of December 31, 2025, we were not party to and did not hold any financial derivative instrument.

Other Restrictions

As of December 31, 2025, restrictions imposed by debt instruments did not have any impact on our ability to fulfill our capital and cash obligations.

Principal Treasury Policies and Procedures

The operation of the treasury department is based on various policies, with which we were in compliance as of December 31, 2025. The most significant policies currently in effect are as follows:

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

The following table details our actual expenditures made during 2023, 2024 and 2025 and their classification in our consolidated financial statements for such periods:

	For the Year Ended December 31,
	2023	2024	2025

	(in thousands of pesos)
Capital expenditures pursuant to master development programs	2,898,000	2,860,190	2,313,436
Other capital expenditures	318,794	382,699	197,049
Total capital expenditures	3,216,794	3,242,889	2,510,485
Expenditures made for major maintenance(1)	421,522	224,230	203,860
Other expenditures pursuant to master development programs	5,560	13,480	—
Expenditures pursuant to master development programs and other capital expenditures(2)	3,643,876	3,480,600	2,714,345
(1)	Amounts represent cash outlays for major maintenance, which are provisioned in our major maintenance provision.
(2)

The amounts disclosed in this table refer to increases in our investments in capital assets and represent both actual cash expenditures and capital additions, which are included in our accounts payable as of the end of each period, as the cash required for the capital additions has not yet been expended.

In 2023, 2024 and 2025, we spent Ps. 3,216,794 thousand, Ps. 3,242,889 thousand and Ps.2,510,485 thousand, respectively, on capital expenditures, principally in connection with works to improve our terminal and operating infrastructure. We believe our working capital is sufficient for our present requirements, and we anticipate generating sufficient cash to satisfy our short and long-term liquidity needs.

We currently intend to fund our commitments pursuant to our 2026-2030 Master Development Programs, other capital expenditures and working capital required by our business operations through cash flows generated from our operations and through the issuance of additional debt as deemed necessary by our management to comply with our obligations under the Master Development Programs. For a discussion on our Master Development Program obligations, see “Item 4. Information on the Company—Master Development Programs and Capital Expenditures—Revenue Regulation.”

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

Our share repurchase program started in October 2007. The operation of our share repurchase program generates cash inflow and cash outflow depending on the nature of the transaction (buying or selling). For the years ended December 31, 2023, December 31, 2024, and December 31, 2025, the share repurchase program did not generate any cashflow. On December 31, 2023, 2024 and 2025 the number of repurchased shares in treasury amounted to 3,942,131, 3,942,131, and 3,942,131, respectively.

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

At the shareholders’ meeting held on April 24, 2026 our shareholders approved and/or were notified of (i) the reelection of the members of the Board of Directors; (ii) the payment of a cash dividend of Ps. 4,900 million, (iii) the Annual Report for 2025 prepared by the Chief Executive Officer, (iv) the Reports of the Presidents of the Audit Committee and the Corporate Practices, Finance, Planning and Sustainability Committee; and (v) the application of results of the Company, as well as Ps. 1,500 million for the share repurchase reserve and the use of up to such amount to repurchase Series B shares until the next annual shareholders’ meeting approves the 2026 results.

The following table lists the members of the Board of Directors effective on April 24, 2026, along with their titles, dates of appointment and ages:

Name	Nationality	Title	Director Since	Age
Nicolas Notebaert*	French	Chairman and Director	November 30, 2022	56
Rémi Maumon de Longevialle*	French	Director	November 30, 2022	41
Olivier Mathieu*	French	Director	November 30, 2022	52
Alvaro Leite	Portuguese	Director	October 23, 2025	46
Jérôme Havard	French	Director	October 23, 2025	42
Emmanuelle Huon	French	Director	November 30, 2022	45
Katia Eschenbach	Mexican and German	Independent Director	October 26, 2023	54
Martin Werner Wainfeld	Mexican	Independent Director	April 23, 2018	62
Luis Solórzano Aizpuru	Mexican	Independent Director	April 23, 2018	53
Federico Patiño Márquez	Mexican	Independent Director	July 7, 2020	71
Regina García-Cuellar	Mexican	Independent Director	July 19, 2024	56

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

Mr. Jérôme Havard. Mr. Jérôme Harvard is the current Chief Financial Officer of VINCI Airports. He is also a board member of more than 15 companies, mostly airport operators and concessionaires at VINCI Airports, and serves as member and/or chairman of several committees, such as audit, capital and investment, strategy, operational, environmental, and remuneration committees.

He began his career as a Senior Consultant at Deloitte, mainly working on public sector advisory, project finance, and infrastructure and energy projects. After nearly 10 years with the audit and consulting firms Deloitte and Mazars, he joined VINCI Concessions in 2016 as Project Director in the Structured Finance department. In 2021, he became Managing Director of SMTPC and SPS (Prado tunnels in Marseille), two VINCI Concessions subsidiaries, before being appointed Chief Financial Officer of VINCI Airports in June 2025.

Mr. Havard holds a Master’s degree in Finance from Grenoble School of Management (France) and completed an MBA program at Stellenbosch University (South Africa).

Mr. Havard enriches the board with 19 years of expertise in asset management, corporate finance, structured finance, and airport and infrastructure management. Renowned for his strategic acumen, leadership, and experience in managing complex transactions and subsidiaries, he provides valuable insights into finance, corporate strategy, and infrastructure development. His track record in overseeing airport companies and concessionaires further strengthens the board’s capacity to address financial and strategic challenges in the industry.

Mr. Alvaro Leite. Mr. Alvaro Leite is the current Chief Commercial Officer of VINCI Airports, a position he has held since September 2025. From early 2023 to September 2025, he served as Chief Commercial Officer of OMA, overseeing commercial strategy, revenue generation, and the implementation of the company’s strategic plan across its 13 airports in Mexico. Mr. Leite enriches the board with his 20 years of experience in the airport and commercial development sectors.

Prior to joining OMA, Mr. Leite served as the Global Aviation Development Director at VINCI Airports from 2021 to 2023. From 2017 to 2021, he was Chief Commercial Officer and Executive Committee Member of Aerodom. He also served as Project Director for VINCI Airports from 2014 to 2017. Mr. Leite has participated in over 80 airport tender processes for airport concessions, such as the successfully awarded concessions of Osaka Airports, Aerodom, Santiago Airport, Salvador Airport, Lyon Airport, OMA, and Cape Verde Airports. He formerly worked for nine years at Porto Airport, where he was responsible for aviation development.

Mr. Leite holds an International MBA from Universidade Católica Porto/ESADE Barcelona, as well as an engineering degree from the Faculty of Engineering of Porto University. Additionally, he is a Board Member for several business units of VINCI Airports

Mr. Leite enriches the board with his 20 years of experience in the airport and commercial development sectors. Renowned for his strategic vision, leadership in international roles, revenue improvement and creation and airport transformation, he provides valuable insights into corporate strategy, airport traffic/routes development, international concessions and tender processes. His track record in leading commercial strategies, airport development projects, and concession processes further strengthens the board’s ability to address strategic challenges in the industry.

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

Martin Werner Wainfeld. Dr. Martin Werner Wainfeld is the founding partner of DD3 Capital Partners, an investment and advisory firm based in Mexico City. Dr. Werner was co-head of the Investment Bank for Latin America and General Director of Goldman Sachs in Mexico from 2000 to 2016. Previously, he was Undersecretary of Finance in Mexico for the period 1997-1999. He was in charge of the restructuring of Mexico’s external public debt after the 1994- 1995 financial crisis. Dr. Werner has 26 years’ experience in investment banking and participated in more than ninety merger and acquisition and financing transactions. He is a member of the Advisory Board of the Yale University Business School and a member of the board of directors of Betterware. Dr. Werner holds an economics degree from the Instituto Tecnológico Autónomo de México (ITAM) and a Ph.D. in economics from Yale University.

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

Federico Patiño Márquez. Mr. Patiño is a senior executive with over 40 years of experience in the financial services and infrastructure development, including over 20 years leading large-scale airport and infrastructure projects. Proven track record in structuring and financing complex megaprojects, managing multi-stakeholder environments, and bridging public and private sector interests in Mexico.

Since 2019, Mr. Patiño has been a partner at Latam Capital Advisors, a financial advisory firm specialized in infrastructure projects in the LatAm region. From 2012 to 2018, he served as Chief Executive Officer of Grupo Aeroportuario de la Ciudad de México (GACM) and was responsible for the construction of the New Mexico City International Airport. During his time at GACM, he led the development and coordinated financing of the project.

Mr. Patiño was in charge of the creation of the National Infrastructure Fund (FONADIN), the first Mexican Sovereign Fund specialized in promoting Public Private Partnerships (PPPs) in Mexico, for long term infrastructure projects. Mr. Patino was the CEO of the Fund until 2012.

Previously, from 1980 to 2008, he served at Nacional Financiera (NAFIN), a Mexican Development Bank, where he held various senior positions, including NAFIN representative in Washington D.C., New York, and London, and General Director of Investment Banking. During his tenure at NAFIN he was involved in several strategic transactions, among others, the renegotiation of the Mexican external debt (1988/1989), the re-opening of the international capital markets for Mexico (1990), and the financing of the Terminal 2 of the Mexican International Airport with an innovative financial structure (2005).

Mr. Patiño has also held various board member positions in several private and public entities like TAMSA, AICM (Aeropuerto Internacional de la Ciudad de Mexico), ASA (Aeropuertos y Servicios Auxiliares), ASUR, Grupo Collado and CMIC, among others.

Regina García-Cuellar. Ms. Regina García- Cuéllar is the CEO for the Mexican Bank Association. She also serves as Board Member of Grupo Rotoplás, Grupo Gigante and The Mexico Fund. Previously, Ms. García-Cuéllar served as Chief Commercial Strategy Officer at IZZI Telecom from 2022 to 2023. In 2019 she joined CITIBANAMEX, where she served as Head of Strategy (2019-2020) and as Managing Director of Customer Experience of Mexico from 2020 to 2022. Ms. García-Cuéllar’s experience in the public sector includes having been Chief of Staff at the Ministry of Finance (2017-2018) and Petróleos Mexicanos (PEMEX) from 2016 to 2017; she also was Strategic Planning Director at the Mexican Social Security Administration (IMSS) from 2013 to 2016. Prior to that she worked as senior researcher for the Latin America Research Center for Harvard Business School and at Cornerstone Research. Ms. Regina García-Cuéllar holds a Ph.D. in Economics and a M.A. in Economics from Harvard University, and a B.A. in Economics at Instituto Tecnológico Autónomo de México (ITAM).

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

Name \ Category	Executive Management	Financial Management	Health & Safety	Legal/ Regulatory Compliance	Environmental and/or Social	Commercial, Marketing, and/or Customer Service	Airports or/and Concession Operations & Management	Infrastructure Development	Current Listed Company Board of Directors Participation
Nicolas Notebaert	☑	☑	☑		☑	☑	☑	☑
Rémi Maumon de Longevialle	☑	☑					☑	☑
Olivier Mathieu	☑	☑					☑	☑
Alvaro Leite	☑					☑	☑
Jérôme Havard	☑	☑		☑	☑		☑	☑
Emmanuelle Huon	☑			☑			☑
Katia Eschenbach	☑	☑	☑	☑		☑		☑	☑
Luis Ignacio Solórzano Aizpuru	☑	☑					☑
Federico Patiño Márquez	☑	☑		☑	☑	☑	☑	☑
Martin Werner Wainfeld	☑	☑				☑		☑	☑
Regina García-Cuellar	☑	☑				☑			☑

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

The following table lists our executive officers, their current position and their date of appointment as an executive officer.

Name	Current Position	Executive Officer Since(1)	Age
Ricardo Dueñas Espriu	Chief Executive Officer	November 12, 2018	46
Ruffo Pérez Pliego del Castillo	Chief Financial Officer	April 3, 2018	50
Adriana Díaz Galindo	General Counsel	June 1, 2018	57
Raful Zacarías Ezzat	Chief Operating Officer	August 1, 2025	45
Pierre Grosmaire	Chief Commercial Officer	September 1, 2025	49
Yann Le Bihan	Chief Technical Officer	July 1, 2024	49
(1)	Date appointed.

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

Raful Zacarias. Raful Zacarias became OMA’s Chief Operating Officer in August 2025. He has more than 20 years of experience in airport management, having held roles including Airport Administrator at Monterrey and Ciudad Juárez, Operations Manager for the corporate offices, and leadership in airport operations and security. He holds a degree in Aeronautical Engineering (Airport Systems) from Instituto Politécnico Nacional and an MBA with a finance focus from Universidad Tecmilenio.

Pierre Grosmaire . Pierre Grosmaire became OMA’s Chief Commercial Officer in September 2025. Before joining OMA, he was CCO at Lyon Airports under VINCI Airports, leading commercial strategy for an 11-million passenger airport. He also previously served as Global Aviation Development Director at VINCI Airports. He holds an engineering degree from the École Nationale de l’Aviation Civile (ENAC) and studied international commerce in the United States.

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

Compensation of Directors and Executive Officers

For 2025, the aggregate compensation earned by our 24 officers (including executive officers and airport administrators) was Ps. 33,946 thousand.

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

Employees

As of December 31, 2025, we had approximately 1,355 employees. The total number of employees increased by 2.2% in 2025, due primarily to an increase in operations at our airports, and our hotels. As of December 31, 2025, approximately 43.5% of our employees were unionized.

The following table sets forth the number of employees and a breakdown of employees by main category of activity and geographic location as of the end of each period indicated:

	As of December 31,
	2023	2024	2025
Categories of activity:
Airport operations	697	729	727
Airport maintenance	145	143	147
Administration	274	283	302
Hotel services(1)	151	171	179
Geographic location:
Acapulco	67	69	68
Ciudad Juárez	58	59	60
Culiacán	63	64	62
Chihuahua	74	75	74
Durango	46	46	46
Mazatlán	65	69	66
Monterrey	290	296	299
Reynosa	47	48	49
San Luis Potosí	52	56	54
Tampico	60	62	60
Torreón	46	47	48
Zacatecas	47	46	48
Zihuatanejo	43	48	45
Corporate offices	158	170	197
Hotel services(1)	151	171	179
Total(2)	1,267	1,326	1,355
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

(2)

As of December 31, 2025 includes 159 persons, employed by Servicios Aeroportuarios del Centro Norte, S.A. de C.V., 38 persons employed by Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., 217 persons employed by OMA Logística, S.A. de C.V.; 41 persons employed by Servicios Complementarios del Centro Norte, S.A. de C.V. and 721 persons employed by the different airport companies.

All of our unionized employees, who are employed by our airport subsidiaries, are members of local chapters of the Mexican National Union of Airport and Auxiliary Services Workers (Sindicato Nacional de Trabajadores de la Industria Aeroportuaria y Servicios Similares y Conexos de la República Mexicana), an organization formed in 1998 whose members include employees of the Mexican Airport and Auxiliary Services Agency, Felipe Ángeles Airport (AIFA) as well as of the three other airport groups (the Southeast Group (Grupo Aeroportuario del Sureste, S.A.B. de C.V.), the Mexico City Group (Grupo Aeroportuario de la Ciudad de México, S.A. de C.V.) and the Pacific Group (Grupo Aeroportuario del Pacífico, S.A.B. de C.V.)) operating in Mexico. Since July 2008, the labor relations with our employees are governed by a collective bargaining agreement and negotiated by the local chapter of the union. As is typical in Mexico, wages are renegotiated every year, while other terms and conditions of employment are renegotiated every two years. In October 2024, we negotiated the terms and conditions of the current collective bargaining agreement. The next negotiation of these conditions is scheduled for October 2026. As of December 31, 2025, our airport subsidiaries had a total of 490 unionized employees, and our hotel subsidiaries had a total of 100 unionized employees, affiliated with the National Union of Workers and Employees of the Hotel Industry (Sindicato Nacional de Trabajadores y Empleados de la Industria Hotelera) and the National Union of Workers of the Food, Soft Drinks, Tourist, Hotel, Gastronomic and related Industries (Unión Nacional de Trabajadores de la Industria Alimenticia, Refresquera, Turistica, Hotelera, Gastronómica Similares y Conexos).

We maintain a savings plan available to all of our employees pursuant to which the employees may make bi-weekly contributions of up to 13% of their pre-tax salaries. We make bi-weekly contributions matching each employee’s contribution. Employees are entitled to withdraw the funds in their accounts on an annual basis. In 2023, 2024 and 2025, we made a total of Ps. 53,161 thousand, Ps. 57,372 thousand and Ps.53,346 thousand, respectively, in payments to employees’ accounts pursuant to the savings plan.

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

As of the date of this report, the VINCI Entities, through CONCESSOC and SETA, are the beneficial owners of 29.99% of our total capital stock. SETA directly owns Series B shares and Series BB shares that represent 14.8% of our outstanding capital stock. CONCESSOC owns Series B shares and Series BB shares that represent 15.2% of our capital stock. SETA directly owns Series B shares representing 1.9% of our outstanding capital stock and owns Series BB shares that represent 12.9% of our outstanding capital stock. As long as SETA retains at least 7.65% of our capital stock in the form of Series BB shares, all of its special rights, including its right to nominate, appoint and remove certain directors and officers as holders of Series BB shares, will remain in place.

Other than SETA and CONCESSOC, and based on publicly available information, BlackRock, Inc. is the only shareholder that has reported beneficial ownership of more than 5% of any series of our shares. On January 8, 2026, BlackRock, Inc. filed a Schedule 13G with the Securities and Exchange Commission reporting beneficial ownership of 34,749,387 of our Series B shares through certain of its asset management and investment advisory subsidiaries. According to such Schedule 13G, the shares were acquired in the ordinary course of business and are not held for the purpose of changing or influencing control of the Company. To our knowledge, BlackRock, Inc. does not have, and has not sought, representation on our Board of Directors, and its holdings do not confer any of the special rights attached to our Series BB shares.

The following table sets forth information with respect to beneficial ownership of our capital stock as of April 24, 2026, identifying each owner of more than 5% of any series of our shares:

				Percentage of
	Number of Shares			Outstanding Capital
Identity of Shareholder	B Shares	BB Shares	Total	B Shares	BB Shares	Total
SETA(1)	7,516,377	49,766,000	57,282,377	1.9%	12.9%	14.8%
CONCESSOC(1)	58,529,833	—	58,529,833	15.2%	—	15.2%
BlackRock, Inc.(2)	34,749,387	—	34,749,387	9.0%	—	9.0%
Other Public	235,607,828	—	235,607,828	61.0%	—	61.0%
Officers and Directors	—	—	—	—%	—	—
Total Shares Outstanding	336,403,425	49,766,000	386,169,425	87.1%	12.9%	100.0%
Shares Repurchased held in Treasury	3,942,131	—	3,942,131
Total Authorized Shares	340,345,556	49,766,000	390,111,556
(1)	Each of SETA and CONCESSOC is a wholly owned subsidiary of the VINCI Entities.
(2)

Based on the Schedule 13G filed with the Securities and Exchange Commission by BlackRock, Inc. on January 8, 2026. The Schedule 13G reports beneficial ownership of 34,749,387 Series B shares, representing approximately 10.2% of our outstanding Series B shares as of the date of such filing, of which BlackRock, Inc. reported sole power to vote 33,446,150 shares and sole power to dispose of 34,749,387 shares. According to the Schedule 13G, these shares were acquired by certain BlackRock, Inc. subsidiaries in the ordinary course of business and not with the purpose of, nor with the effect of, changing or influencing control of the Company. BlackRock, Inc.'s Series B shares do not carry special voting rights or rights to nominate directors or officers.

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

Under the Technical Assistance Agreement, SETA provides management and consulting services and transfers industry expertise and technology to us in exchange for a fee which in 2024 and 2025 amounted to Ps. 235,499 thousand, and Ps. 261,099 thousand. The agreement provides us an exclusive license in Mexico to use all technical assistance and expertise transferred to us by SETA or its shareholders during the term of the agreement. The agreement had an initial term of 15 years beginning June 14, 2000, and expiring on the date of the expiration of the Participation Agreement, or June 14, 2015. On May 13, 2015, the Technical Assistance Agreement was extended for a term that ended on December 31, 2020. On December 14, 2020, pursuant to the third amendment, the Technical Assistance Agreement was modified; the term was extended until December 31, 2021, with automatic renewals for one year periods starting on January 1, 2022, unless a termination notice is provided by any of the parties involved. Additionally, the automatic renewals shall be in force as long as SETA holds an individual interest of at least 7.65% of the shares of the Company. The economic terms of the agreement were not modified. A decision by us not to renew the Technical Assistance Agreement is subject to the approval of the holders of a majority of our Series B Shares that are not owned by SETA or any of its affiliates.

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

In 2025, we entered into contracts with our other affiliates in connection with, among others, construction and infrastructure services provided by Cobra Soluciones y Movilidad, S.A. de C.V., a VINCI affiliate, and expatriate mobility reimbursements, environmental studies and software license costs provided by or reimbursed to VINCI and its affiliates, including VINCI Airports SAS and VINCI Mobility. In 2025, contracts with our other affiliates for expatriate mobility reimbursements, environmental studies and software license costs provided by or reimbursed to VINCI and its affiliates amounted to Ps.9,975 thousand in the aggregate, in addition to the advance payments for construction to Cobra Soluciones y Movilidad, S.A. de C.V. previously described. Each of these contracts was reviewed and approved in accordance with our Related Party Guidelines

Transactions with Related Parties

As of December 31, 2025, we had Ps.465,571 thousand in short-term accounts payable to related parties and Ps.173,950 thousand in long-term accounts payable to related parties, and we engaged in the following transactions with related parties during 2025:

●	Transaction amounting to Ps. 261,099 thousand in technical assistance fees with SETA;
●	In connection with the operations of the Terminal 2 NH Collection Hotel, the Hilton Garden Inn Hotel and OMA-VYNMSA Aero Industrial Park, transactions amounted to Ps.68,235 thousand in administrative services fees with our partners, NH Hotels, Grupo Hotelero Santa Fe and VYNMSA;
●	Transactions amounting to Ps.74,026 thousand with our partner VYNMSA and its affiliates in connection with the development of the OMA-VYNMSA Industrial Park located in the Monterrey airport; and
●	Advance payments for construction amounting to Ps.28,090 thousand to Cobra Soluciones y Movilidad, S.A. de C.V., a VINCI affiliate, in connection with construction services relating to Monterrey airport’s expansion plan.

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

On November 24, 2021, the Mexican Supreme Court ruled that the First Collegiate Court in Chihuahua to once again analyze the claimant’s case. On March 6, 2023, a ruling was issued in favor of the claimant, ordering the First Collegiate Court in Chihuahua to issue a new ruling. On May 3, 2023, the First Civil Chamber of the State Superior Court of Justice, based in Chihuahua, issued an appeal judgment in favor of our airport and the other defendants. The plaintiff challenged the judgment, and in October 2025 the Supreme Court issued a final resolution in favor of the Ciudad Juárez Airport.

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

The Garza Lagüera Estate Dispute

On May 18, 2023, the estate of Mr. Manuel Garza Lagüera, represented by its executor María Selina Rivero Santos (“Garza Lagüera Estate”) filed an ordinary civil lawsuit alleging the nullity of the transactions pursuant to which Monterrey Airport acquired the property of certain plots of land in Monterrey, adjacent to the airport. Monterrey Airport responded to the lawsuit on August 10, 2023. On February 19, 2024, the Collegiate Circuit Court issued a resolution declaring its incompetence to resolve the dispute (the “Judgment of Incompetence”). The court considered the lack of jurisdiction to be founded by reason of jurisdiction, concluding that res judicata applied as a result of a previously resolved trial (Civil Trial 38/2010). Although the parties to that proceeding are not identical to those in Civil Trial 101/2023 initiated by the Garza Lagüera Estate, the court deemed the identity of the subject matter sufficient to declare its lack of jurisdiction. On February 27, 2024, Monterrey Airport challenged the Judgment of Incompetence through an appeal, and on March 6, 2024, the Garza Lagüera Estate also filed an appeal. The appeal was resolved by judgment issued on July 19, 2024 (the “Appeal Judgment”), which determined that (i) the Garza Lagüera Estate’s appeal was untimely, as it should have been filed within three days rather than five, given that the contested resolution constituted an order under the Federal Code of Civil Procedure, and (ii) the Airport’s appeal was dismissed for lack of substance, as it would not result in a greater benefit. Both Monterrey Airport and the Garza Lagüera Estate subsequently filed amparo lawsuits challenging the Appeal Judgment, which were admitted for processing before the Third Collegiate Circuit Court in Civil Matters in Monterrey.

On November 13, 2025 the Court of Appeals denied the amparo and the Garza Lagüera Estate filed a petition of review of such resolution before the Supreme Court of Justice, which was finally resolved in favor of Monterrey Airport on February 12, 2026.

Disputed Land Ownership at the Durango Airport

On March 5, 2020, the Company was notified of a lawsuit filed against the Durango airport, the Ministry of Infrastructure, Communications and Transportation, the Government of the State of Durango and the Ministry of Agrarian, Territorial and Urban Development. The plaintiff sought the nullity of the expropriation decree dated September 8, 1975, which affected an area of 40 hectares of the Durango airport and claimed the payment of compensation for the affected area, as well as the payment of damages for the undue use of the property.

On January 9, 2026, the Agrarian Court issued a judgment in favor of the Durango airport, declaring that any rights of Ejido Cinco de Mayo had prescribed. On February 18, 2026, the Ejido Cinco de Mayo appealed the resolution, which as of the date of this report is still pending to be resolved. The contingency remains in effect as the judgment has not yet become final. In the event that the ultimate resolution of the lawsuit is not favorable to us, it is expected that the economic impact would be borne by the Federal Government, as established in the concession title. Accordingly, Durango airport has not recorded any provision in connection with this lawsuit.

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

Disputed Land Ownership at the Torreón Airport

On May 7, 2025, we were notified of an amparo filed by members of the Ejido Ignacio Allende before the Unitary Agrarian Court, naming the Torreón airport and the Ejidal Commissariat as interested third parties (the “Amparo Trial”). The Ejido Ignacio Allende alleged that it had no knowledge of previous proceedings, and to be granted a guarantee of hearing in the Amparo Trial. The Torreón airport has appeared in the Amparo Trial, which remains pending as of the date of this report. We have not recorded any provision in connection with this claim because we believe there are elements to obtain a favorable resolution.

Disputed Land Ownership at the Mazatlán Airport

On October 7, 2025, we were notified of a lawsuit filed by the Ejido El Habalito against the Mazatlán airport. The Ejido El Habalito seeks recognition as owner of an area of 23 hectares currently occupied by the Mazatlán airport, together with restitution and vacation of the relevant plot. As of the date of this report, the procedural phases of the trial are pending. In the event that the resolution of the lawsuit is not favorable to us, it is expected that the economic impact would be borne by the Federal Government, as established in the concession title. Accordingly, Mazatlán airport has not recorded any provision in connection with this lawsuit.

Mercantile Lawsuit against Chihuahua Airport

On February 6, 2025, the Chihuahua Airport was notified of an ordinary commercial lawsuit brought jointly by Bufete de Ingenieros Constructores AG, S.A. de C.V. (“BICAGSA”) and certain co-claimants before the Federal Commercial District Court of the State of Nuevo León, in connection with certain construction works performed at the Chihuahua Airport. The amount claimed is Ps.76,224 thousand. On March 5, 2025, the Chihuahua Airport appeared in the proceeding to contest the lawsuit and filed a counterclaim against BICAGSA and the co-plaintiffs for non-redeemed advance payments and breach of contract resulting in incomplete work, for an amount of Ps.31,111 thousand.

On October 29, 2025, the federal judge handed down a judgment dismissing BICAGSA’s lawsuit on the grounds that it was inadmissible. BICAGSA and the co-plaintiffs challenged the judgment, which is pending consideration and resolution as of the date of this report. We have not recorded any provision in connection with this claim because we believe there are elements to obtain a favorable resolution.

Mercantile Lawsuit against Durango Airport

On March 11, 2026, Aeropuerto de Durango, S.A. de C.V. and Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. were served with a commercial lawsuit arising from an aviation accident that occurred on July 18, 2021. The claimant, who was the co-pilot of a private aircraft involved in the accident, seeks Ps.36.3 million for loss of earnings, plus additional damages relating to severe injuries suffered by the claimant, moral damages, punitive damages and interest. The total amount of the claim is not quantified and would be determined by the court in the event of an adverse resolution. The proceeding is in its initial stages as of the date of this report. We have not recorded any provision in connection with this claim because we believe there are elements to obtain a favorable resolution

Property Tax Claims

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

Acapulco Airport

In May 2019, the Municipality of Acapulco filed property tax claims against us for Ps.27,012 thousand for property tax considering Acapulco airport as a solidary debtor to the Mexican Airport and Auxiliary Services Agency. An administrative annulment proceeding was filed against these claims before the Guerrero Administrative Court (Tribunal Estatal de Justicia Administrativa de Guerrero), which is still pending to be resolved.

Chihuahua Airport

On December 11, 2024 we were notified of a property tax claim against us by the Municipality of Chihuahua for Ps 14,007 thousand for property taxes. On January 14, 2025 we filed an administrative annulment proceeding before the Chihuahua Administrative Court (Tribunal Estatal de Justicia Administrativa de Chihuahua) which issued a resolution in favor of Chihuahua Airport that ended this matter on November, 2025.

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

On September 16, 2020, the Monterrey airport challenged the tax authority’s denial for the 2018 fiscal year refund, which was ruled in favor of the Monterrey airport by the Federal Court for Administrative Justice (Tribunal Federal de Justicia Administrativa) declaring that the resolution contested by Monterrey Airport was null and instructing the tax authority to refund the requested amount. As of April 24, 2026, the tax authority has not yet reimbursed the Monterrey Airport.

The Monterrey airport maintains assets in the amount of Ps.10,220 thousand related to payments of Asset Taxes paid for fiscal year 2018. Given that the Monterrey airport does not expect an unfavorable resolution against it, it has not registered any provision related to the refund of Asset Taxes for that year.

Corporate Tax Credits.

Monterrey Airport

On December 8, 2025, the Foreign Trade Special Operations Administration ‘1’ from the Central Administration of Special Operations for Foreign Trade of the General Administration of Audit of Foreign Trade of the Tax Administration Service issued a resolution determining a tax credit against the Monterrey airport in the amount of Ps.113,310 thousand for Income Tax and Value Added Tax corresponding to the period from January to December 2020, including related adjustments, surcharges and fines. On December 16, 2025, the Monterrey airport filed an appeal for revocation against the resolution, which remains pending resolution as of the date of this report. We have not recorded any provision in connection with this claim because we believe there are elements to obtain a favorable resolution.

Chihuahua Airport

On July 15, 2025, the Foreign Trade Audit Administration ‘2’ of the Decentralized Foreign Trade Audit Administration of North Center, under the General Administration of Foreign Trade Audit of the Tax Administration Service, determined a tax credit against the Chihuahua airport in the amount of Ps.2,182 thousand for Income Tax and Value Added Tax for the period from January to December 2022, including related adjustments, surcharges and fines. The Chihuahua airport challenged the determination on September 10, 2025 by means of an appeal for revocation, which remains pending resolution as of the date of this report. We have not recorded any provision in connection with this claim because we believe there are elements to obtain a favorable resolution.

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

DIVIDENDS AND CAPITAL STOCK REIMBURSEMENTS

Mexican law requires that at least 5% of a company’s net income each year (after profit sharing and other deductions required by Mexican law) be allocated to a legal reserve fund until such fund reaches an amount equal to at least 20% of its capital stock (without adjustment for inflation). Our legal reserve fund was Ps. 59,556 thousand as of December 31, 2025 (excluding reserve amounts corresponding to 2025 net income), which represented 20.0% of our capital stock as of such date.

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

We paid aggregate dividends of Ps. 3,738,054 thousand in 2023, Ps. 4,220,653 thousand in 2024, and Ps.4,468,667 thousand in 2025. Pursuant to the resolution adopted by the Shareholders’ Meeting held on February 13, 2023, we paid a cash dividend of Ps.1,450 million on March 2, 2023. Pursuant to the resolutions adopted in our Annual Shareholders’ Meeting held on April 21, 2023, we paid a cash dividend of Ps.2,300 million in two installments: the first installment of Ps.1,800 million on June 22, 2023 and the second installment of Ps.500 million on September 20, 2023. Pursuant to the resolution adopted by the Annual Shareholders’ Meeting held on April 26, 2024, we paid a cash dividend of Ps.4,250 million in two installments: the first installment amounts to Ps.2,125 million on May 23, 2024 and the second installment amounts to Ps.2,125 million on November 30, 2024. Additionally, pursuant to the resolution adopted by the Annual Shareholders’ Meeting held on April 24, 2026, we will pay a cash dividend of Ps. 4,900 million in two installments: the first installment amounts to Ps. 2,450 million no later than May 31, 2026 and the second installment amounts to Ps. 2,450 million no later than November 30, 2026 . Certain distributions that we make to our shareholders other than capital reimbursements (in the manner described above), including amortization of shares or otherwise, would be subject to taxation in Mexico, including withholding taxes. The tax rates applicable and the method of assessing and paying taxes applicable to any such non-dividend distributions will vary depending on the nature of the distributions.

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

Material Changes to the Rights Conferred by Our Securities Registered with the Mexican National Registry of Securities and Traded in the Mexican Market

As of December 31, 2025, there have been no material changes to the rights conferred by our securities registered with the Mexican National Registry of Securities and traded in the Mexican market.

Item 10.        Additional Information Bylaws

This section summarizes certain provisions of Mexican law and our bylaws (estatutos sociales), a copy of which is attached to this Form 20-F as Exhibit 1.1.

At our Extraordinary Shareholders’ Meeting held on October 2, 2006, our shareholders adopted resolutions amending and restating of our bylaws to organize the company as a 167onstitu anónima bursátil and to conform our bylaws to the provisions of the Mexican Securities Law. Some of the relevant changes included the enhancement of certain provisions applicable to the corporate governance of public companies, clarification of certain provisions relating to directors’ and officers’ liability and the elimination of restrictions on ownership of our shares.

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

Our capital stock has not been modified during the last three years.

We are not beneficiaries of any derivative instruments payable in-kind, which have Series B or Series BB shares, or any other security representing those shares, as underlying assets.

The following table sets forth our authorized capital stock and our issued and outstanding capital stock as of April 24, 2026:

	Authorized	Outstanding
Capital Stock:
Series B shares	340,345,556	336,403,425
Series BB shares	49,766,000	49,766,000
Total	390,111,556	386,169,425
(101)	The difference between our authorized capital stock and our outstanding capital stock amounts to 3,942,131 shares repurchased and held by the Company.

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

The U.S.-dollar amount of dividends received by an individual U.S. holder with respect to the ADSs will be subject to taxation at preferential rates if the dividends are “qualified dividends.” Subject to certain exceptions for short term and hedged positions, dividends paid on the Series B shares or ADSs will be treated as qualified dividends if: (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that has been approved for the purposes of the qualified dividend rules, and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the years in which the dividend is paid, a passive foreign investment company (a “PFIC”). The income tax treaty between the United States and Mexico has been approved for the purposes of the qualified dividend rules. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2024 and 2025 taxable years. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not expect to be a PFIC for our 2026 taxable year.

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

Non-Mexican Holder Resident in Treaty Country

Gain on the sale of our Series B shares or ADSs by a non-Mexican holder who is resident of a Treaty Country will not be subject to any Mexican tax if the transaction is carried out through the Mexican Stock Exchange, or any other recognized market, provided that certain requirements set forth by the Mexican Income Tax Law are complied with. A letter stating that the non-Mexican holder is resident in a Treaty Country, together with the holders’ tax identification number, shall be provided to the financial intermediary obligated to apply the withholding.

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

Item 11.        Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Exchange Rate Risk

Our principal exchange rate risk involves changes in the value of the Mexican peso relative to the U.S. dollar. Historically, a significant portion of the revenues generated by our airports (principally derived from passenger charges for international passengers) has been denominated in or linked to the U.S. dollar, although such revenues are largely collected in Mexican pesos based on the average exchange rate for the prior month. In 2023, 2024 and 2025, 11.7%, 12.7% and 14.2%, respectively, of our consolidated revenues were derived from passenger charges for international passengers. A depreciation of the Mexican peso as compared to the U.S. dollar, particularly late in the year, could cause us to exceed the maximum tariffs at one or more of our airports, in which case, we may provide discounts to passenger charges or to the airlines. In addition, if the peso appreciates as compared to the U.S. dollar, we may underestimate the specific prices we can charge for regulated services and be unable to adjust our prices upwards to maximize our regulated revenues.

In addition, we did not have U.S. dollar-denominated debt as of December 31, 2025. Our cash balance denominated in U.S. dollars was U.S.$ 11,574 thousand on December 31, 2023, U.S.$ 20,036 thousand on December 31, 2024 and U.S.$14,748 thousand on December 31, 2025. See Note 21 to our audited consolidated financial statements for additional disclosures about market risk.

Interest Rate Risk

We have incurred in debt to partially finance our operations. As of December 31, 2025, 30.9% of our long-term debt has interest payments at a variable rate, all of which are indexed to the 28-day TIIE reference rate. Our long-term debt with variable interest payments exposes us to risk due to fluctuations in market interest rates. The primary risk exposure stems from potential variations in the reference interest rate. A hypothetical, instantaneous, and unfavorable 10% change in the 28-day TIIE rate applicable to the outstanding variable-rate debt would have resulted in additional financing expenses of approximately Ps. 30,571 thousand for 2025, Ps.38,660 thousand for 2024, and Ps. 37,180 thousand for 2023, respectively. For additional disclosures about market risk, see Note 21 to our audited consolidated financial statements.

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

The following table sets forth the amounts that we received in 2025, directly or indirectly, from JPMorgan Chase Bank N.A., as depositary of our ADSs:

Description	Amount

For expenses related to the establishment of the facility including, but not limited to, investor relations expenses, the initial NASDAQ application and listing fees or any other program-related expenses.	U.S.$	—

For expenses related to the administration and maintenance of the facility including, but not limited to, investor relations expenses, the annual NASDAQ listing fees or any other program-related expenses.	U.S.$	418,934

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

PART II

Item 13.        Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.        Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.        Controls and Procedures

(101)	Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the design and operation of our disclosure controls and procedures as of December 31, 2025.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that as of December 31, 2025, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

(b)          Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities and Exchange Act of 1934. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Our internal control over financial reporting includes those policies and procedures that:

101.	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate. Under the supervision of our chief executive officer and chief financial officer, our management assessed the design and effectiveness of our internal control over financial reporting as of December 31, 2025.

In making its assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control—Integrated Framework (2013), which has been early-adopted.

Based on our assessment and those criteria, our management has concluded that we maintained effective internal control over financial reporting as of December 31, 2025. Additionally, Galaz, Yamazaki, Ruiz Urquiza, S.C., an affiliate of a member entity of Deloitte Touche Tohmatsu Limited, the independent registered public accounting firm that has audited our consolidated financial statements, has issued an attestation report on the effectiveness of our internal control over financial reporting.

(c)          Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm to the Shareholders and the Board of Directors of Grupo Aeroportuario del Centro Norte, S. A. B. de C. V.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. and subsidiaries (the “Company”) as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025, of the Company and our report dated April 30, 2026, expressed an unqualified opinion on those financial statements, and included an explanatory paragraph related to the translation of Mexican peso amounts into U.S. dollar amounts in conformity with the basis stated in note 3d.

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

April 30, 2026

(d)          Changes in Internal Control over Financial Reporting

There has been no change in internal controls over financial reporting during 2025 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.        [Reserved]

Item 16A.     Audit Committee’s Financial Expert

Our Board of Directors has determined that Ms. Katia Eschenbach, a member of our Audit Committee, qualifies as an “audit committee financial expert” and as independent within the meaning of this Item 16A. The shareholders’ meeting of April 24, 2026, ratified Ms. Katia Eschenbach as the independent director required by the Mexican Securities Law and applicable NASDAQ listing standards and as an “audit committee financial expert” within the meaning of this Item 16A. See “Item 6. Directors, Senior Management and Employees—Directors.”

Item 16B.     Code of Ethics

We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Securities Exchange Act of 1934, as amended. Our code of ethics applies to our Board of Directors, chief executive officer, chief financial officer, chief accounting officer and persons performing similar functions as well as to our other officers and employees. Our code of ethics is filed as an exhibit to this Form 20-F and is available on our website at www.oma.aero. On October 23, 2025, our Board of Directors approved an amended and restated version of our code of ethics. Our code of ethics is filed as an exhibit to this Form 20-F and is available on our website at www.oma.aero. If we amend the provisions of our code of ethics that apply to our chief executive officer, chief financial officer, chief accounting officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address.

Item 16C.     Principal Accountant Fees and Services Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, Galaz, Yamazaki, Ruiz Urquiza, S.C., an affiliate of a member firm of Deloitte Touche Tohmatsu Limited (Deloitte), during the fiscal years ended December 31, 2024 and 2025:

	2024		2025

	(in thousands of pesos)
Audit fees	Ps.	15,973	Ps.	16,503
All other fees		—		250
Total fees	Ps.	15,973	Ps.	16,753

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

We did not, directly or indirectly, purchase any of our equity securities in 2025.

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

Executive Sessions. Our independent directors and those who are not members of the Company’s executive team are not required to meet in executive sessions and generally do not do so. Under our bylaws and applicable Mexican law, executive sessions are not required. NASDAQ Rule 5615(a)(3) permits foreign private issuers to follow home country governance practices in lieu of certain NASDAQ requirements, including relating to Executive Sessions of Independent Directors.

Audit Committee. Audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act and the more stringent requirements under the NASDAQ standards is required. Rule 5605(c)(1).

Audit Committee. We are in compliance with the independence requirements of Rule 10A-3. NASDAQ Rule 5615(a)(3) permits foreign private issuers to follow home country governance practices in lieu of certain NASDAQ requirements.

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

Compensation Committee. CEO compensation must be determined, or recommended to the board for determination, either by compensation committee comprised solely of independent directors or a majority of the independent directors on the board and the CEO may not be present during voting or deliberations. Compensation of all other executive officers must be determined in the same manner, except that the CEO, and any other executive officers, may be present. “Controlled companies” are exempt from this requirement. Rules 5605(d)(1), 5605 (d)(2) & 5615(c)(2).

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

(101)
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

NASDAQ Standards	Our Corporate Governance Practice
● determining the total compensation package of the chief executive officer.

Equity Compensation Plans. Equity compensation plans and material amendments to such plans require shareholder approval, subject to limited exemptions. Rule 5635(c).

Equity Compensation Plans. Shareholder approval is not expressly required under our bylaws for the adoption and amendment of an equity-compensation plan. Such plans must provide similar treatment to executives in comparable positions. No equity-compensation plans have been approved by our shareholders.

Shareholder Approval for Issuance of Securities. Issuances of securities (i) that would result in a change of control of the issuer, (ii) in connection with certain acquisitions of the stock or assets of another company, or (iii) in connection with certain transactions other than public offerings, including transactions involving 20% or more of the issuer’s outstanding common stock or voting power at a price below the minimum price, require shareholder approval. Rules 5635(a), (b) & (d).

Shareholder Approval for Issuance of Securities. Mexican law and our bylaws require us to obtain shareholder approval for the issuance of equity securities.

Code of Conduct. Adoption and public availability of a code of conduct applicable to directors, officers and employees is required, and waivers for directors or executive officers must be approved as permitted by the rules and disclosed promptly (including timing requirements)Rule 5610.

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

Independent Auditors. The issuer’s financial statements must be audited by an independent public accounting firm registered with the Public Company Accounting Oversight. Board. Rule 5250(c).

Independent Public Accountants Review. Under Mexican law, we must be audited by an independent public accountant that has complied with the requirements established in the “General Provisions applicable to entities and issuers supervised by the CNBV that require external audit services for basic financial statements.” Galaz, Yamazaki, Ruiz Urquiza, S.C., an affiliate of a

NASDAQ Standards	Our Corporate Governance Practice
member entity of Deloitte Touche Thomatsu Limited is our independent auditor.

Item 16H.     Mine Safety Disclosures

Not applicable.

Item 16I.     Disclosure regarding foreign jurisdictions that prevent inspections

Not applicable.

Item 16J.     Insider Trading Policies

We have adopted an insider trading policy and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management and employees. Our insider trading policy and procedures are included in our Code of Ethics. See Exhibit 11.1—Amended and Restated Code of Ethics of the Company, dated as of October 23, 2025 (filed herewith).

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

On October 18, 2024, we detected a cybersecurity breach in our systems. Our investigation determined that ransomware had encrypted some of our files and systems, and that certain information had been exfiltrated. In response, we promptly implemented additional security and contingency protocols, restored our systems using backups, adopted mitigation measures, and notified the relevant authorities. The information identified as compromised related to certain of our business customers, suppliers, and employees. Following a thorough investigation into the specifics of the breach we have taken measures to mitigate any potential impact and prevent future incidents.

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

Governance

Management

Cybersecurity risk management processes are managed and monitored by our Information Security Officer, who reports directly to our IT manager (the “IT Manager”). In turn, the IT Manager reports these matters to the Chief Financial Officer. Our Information Security Officer has a degree in information technology and over 10 years of experience within the cybersecurity field and holds several certifications, including Cisco Certified Specialist – Security Core, Cisco Certified Network Associate, and Fortinet Network Security Expert Levels 1 and 2.

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

2.b*	Agreement to Furnish Debt Instruments.

Exhibit No.	Description

2.d*	Description of the registrant’s securities registered pursuant to Section 12 of the Securities Exchange Act of 1934.

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

4.9

Amended Annex 7 of the concession titles issued by the SICT on October 19, 2023, applicable to GACN’s 13 airport concessions titles (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2024 filed on April 29, 2025).

8.1	List of subsidiaries of GACN (incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2018 filed on April 30, 2019).

11.1*	Amended and Restated Code of Ethics of the Company, dated as of October 23, 2025.

12.1*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 30, 2026.

12.2*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 30, 2026.

13.1*	Certification of Chief Financial Officer and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 30, 2026.

97	Policy Relating to Recovery of Erroneously Awarded Compensation of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. (incorporated by reference to our Form F-20-F filed on April 29, 2024).

101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101.SCH	XBRL Schema Document.

101.CAL	XBRL Calculation Linkbase Document.

101.DEF	XBRL Definition Linkbase Document.

101.LAB	XBRL Label Linkbase Document.

101.PRE	XBRL Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL with applicable taxonomy extension information contained in Exhibits 101).

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

Dated: April 30, 2026

*****

Grupo Aeroportuario del Centro Norte,

S. A. B. de C. V. and Subsidiaries

(Affiliate of Servicios de Tecnología

Aeroportuaria, S. A. de C. V.)

Consolidated Financial Statements for the

Years Ended December 31, 2025, 2024

and 2023, and Report of Independent

Registered Public Accounting Firm Dated

April 30, 2026

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and Subsidiaries

(Affiliate of Servicios de Tecnología Aeroportuaria, S.A. de C.V.)

Report of Independent Registered Public Accounting Firm and Consolidated Financial Statements for the Years Ended December 31, 2025, 2024 and 2023

Index for Notes to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm to the Shareholders and the Board of Directors of Grupo Aeroportuario del Centro Norte, S. A. B. de C. V.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and subsidiaries (the “Company”) as of December 31, 2025, 2024, and 2023, the related consolidated statements of income and other comprehensive income, changes in shareholders’ equity and cash flows, for the years then ended and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, 2024, and 2023, and the results of its operations and its cash flows for the years then ended, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).

Our audits also comprehended the translation of Mexican peso amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 3d. to the consolidated financial statements. Such U.S. dollar amounts are presented solely for the convenience of readers outside of Mexico.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 30, 2026, expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

April 30, 2026

We have served as the Company’s auditor since 2000.

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and Subsidiaries

(Affiliate of Servicios de Tecnología Aeroportuaria, S.A. de C.V.)

Consolidated Statements of Financial Position

(Thousands of Mexican pesos)

		Thousands of
		U.S. dollars
		(Convenience
		Translation
		Note 3 d)		December 31,
	Notes	2025		2025		2024		2023
Assets:
Cash and cash equivalents	6	U.S.$	172,105	Ps.	3,098,092	Ps.	1,656,365	Ps.	2,576,256
Accounts receivable, net	7		111,688		2,010,527		1,845,965		1,298,399
Recoverable taxes			19,745		355,440		415,487		385,351
Advance payment for constructions to related parties	24		2,491		44,842		20,276		43,673
Advance payments to contractors			36,950		665,141		262,347		556,186
Other accounts receivable and prepaid expenses	8		4,882		87,880		92,091		48,065
Total current assets			347,861		6,261,922		4,292,531		4,907,930

Non-current assets:

Property, leasehold improvements and equipment, net	9		168,973		3,041,725		3,112,540		2,852,674
Investment in airport concessions, net	10		1,130,606		20,352,266		18,715,808		16,421,304
Right-of-use-assets, net	18		6,280		113,056		126,299		149,442
Other assets, net			2,278		41,005		60,990		38,824
Deferred income taxes	19		62,635		1,127,497		924,892		867,421

Total non-current assets			1,370,772		24,675,549		22,940,529		20,329,665
Total assets		U.S.$	1,718,634	Ps.	30,937,471	Ps.	27,233,060	Ps.	25,237,595

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and Subsidiaries

(Affiliate of Servicios de Tecnología Aeroportuaria, S.A. de C.V.)

Consolidated Statements of Financial Position

(Thousands of Mexican pesos)

		Thousands of
		U.S. dollars
		(Convenience
		Translation
		Note 3 d)		December 31,
	Notes	2025		2025		2024		2023
Liabilities and shareholders’ equity:
Current liabilities:
Short-term debt	14	U.S.$	—	Ps.	—	Ps.	600,000	Ps.	—
Current portion of long-term debt	15		91,105		1,640,000		—		—
Current portion of major maintenance provision	16		32,957		593,267		555,498		629,683
Current portion of lease liabilities	18		2,728		49,113		19,022		44,928
Trade accounts payable	12		43,841		789,194		610,375		385,503
Payable taxes and other accrued expenses	13		66,218		1,191,996		1,132,329		960,843
Accounts payable to related parties	24		25,863		465,571		350,076		452,933
Total current liabilities			262,713		4,729,141		3,267,300		2,473,890

Non-current liabilities:
Long-term debt	15		654,865		11,788,359		10,681,880		10,676,708
Major maintenance provision	16		115,521		2,079,521		1,728,665		1,489,598
Guarantee deposits			22,550		405,925		416,665		404,202
Employee benefits	17		10,931		196,768		165,279		143,058
Lease liabilities	18		6,083		109,508		159,968		153,916
Deferred income taxes	19		1,537		27,667		48,566		57,721
Accounts payable to related parties	24		9,663		173,950		220,500		—
Total non-current liabilities			821,151		14,781,698		13,421,523		12,925,203
Total liabilities			1,083,863		19,510,839		16,688,823		15,399,093

Commitment and contingencies	20

Shareholders’ equity	22
Contributed capital:
Common stock			16,542		297,782		297,782		297,782
Additional paid-in capital			1,655		29,786		29,786		29,786
			18,197		327,568		327,568		327,568
Earned capital:
Reserve for repurchase of shares			83,328		1,500,000		1,500,000		1,500,000
Retained earnings			524,263		9,437,364		8,550,187		7,828,436
Accumulated other comprehensive result	23		(264)		(4,747)		7,019		14,455
			607,327		10,932,617		10,057,206		9,342,891
Controlling interest			625,524		11,260,185		10,384,774		9,670,459
Non-controlling interest			9,246		166,447		159,463		168,043

Total shareholders’ equity			634,771		11,426,632		10,544,237		9,838,502
Total liabilities and shareholders’ equity		U.S.$	1,718,634	Ps.	30,937,471	Ps.	27,233,060	Ps.	25,237,595

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and Subsidiaries

(Affiliate of Servicios de Tecnología Aeroportuaria, S.A. de C.V.)

Consolidated Statements of Income and Other Comprehensive Income

(Thousands of Mexican pesos, except per share data)

		Thousands of U.S.
		dollars
		(Convenience
		Translation
		Note 3 d)		For the years ended December 31,
	Notes	2025		2025		2024		2023
Revenues:
Aeronautical services	26	U.S.$	566,113	Ps.	10,190,720	Ps.	9,136,885	Ps.	8,931,657
Non-aeronautical services	26		192,224		3,460,258		3,075,881		2,627,423
Construction services	10		128,516		2,313,436		2,860,190		2,898,000
Total revenues			886,853		15,964,414		15,072,956		14,457,080

Operating costs and expenses:
Cost of services	27		68,665		1,236,048		1,151,253		1,058,956
Major maintenance provision	16		19,348		348,285		228,673		348,397
Cost of construction	10		128,516		2,313,436		2,860,190		2,898,000
Administrative expenses			48,400		871,256		776,412		661,447
Concession taxes			62,092		1,117,731		990,268		544,657
Technical assistance fees	24		14,505		261,099		235,499		237,896
Depreciation and amortization			48,754		877,625		756,983		641,343
Other income, net			(115)		(2,065)		(9,534)		(525)
Total operating costs and expenses			390,164		7,023,415		6,989,744		6,390,171

Operating income			496,689		8,940,999		8,083,212		8,066,909

Interest expense			81,959		1,475,369		1,328,920		1,269,440
Interest income			(11,889)		(214,009)		(245,065)		(297,910)
Exchange (income) loss, net			2,649		47,678		(69,881)		35,511
			72,719		1,309,038		1,013,974		1,007,041

Income before income taxes			423,970		7,631,961		7,069,238		7,059,868

Income tax expense	19		125,918		2,266,673		2,133,014		2,039,442

Consolidated net income for the year			298,052		5,365,288		4,936,224		5,020,426
Other comprehensive income (loss):
Items that will not be subsequently reclassified to profit or loss:
Actuarial (loss) gain on labor obligations	17 and 23		(934)		(16,809)		(10,623)		2,157
Income tax relating to actuarial (loss) gain on labor obligations	23		280		5,043		3,187		(647)
Total other comprehensive income (loss)			(654)		(11,766)		(7,436)		1,510

Total comprehensive income for the year		U.S.$	297,398	Ps.	5,353,522	Ps.	4,928,788	Ps.	5,021,936
Consolidated net income attributable to:
Controlling interest		U.S.$	296,742	Ps.	5,341,704	Ps.	4,928,804	Ps.	5,011,842
Non-controlling interest			1,310		23,584		7,420		8,584
		U.S.$	298,052	Ps.	5,365,288	Ps.	4,936,224	Ps.	5,020,426
Comprehensive income attributable to:
Controlling interest		U.S.$	296,088	Ps.	5,329,938	Ps.	4,921,368	Ps.	5,013,352
Non-controlling interest			1,310		23,584		7,420		8,584
		U.S.$	297,398	Ps.	5,353,522	Ps.	4,928,788	Ps.	5,021,936
Basic and diluted earnings per share of controlling interest		U.S.$	0.76842	Ps.	13.83254	Ps.	12.76332	Ps.	12.97835
Weighted average shares outstanding			386,169,425		386,169,425		386,169,425		386,169,425

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and Subsidiaries

(Affiliate of Servicios de Tecnología Aeroportuaria, S.A. de C.V.)

Consolidated Statements of Changes in Shareholders’ Equity

(Thousands of Mexican pesos, except share data (Note 22))

		Contributed capital						Retained earnings				Accumulated
						Total		Reserve for				other						Total non-		Total
	Number of			Additional		contributed		repurchase of		Retained		comprehensive		Total earned		Total controlling		controlling		shareholders’
	shares	Common stock		paid-in capital		capital		shares		earnings		income		capital		interest		interest		equity

Balance as of January 1, 2023	386,169,425	Ps.	297,782	Ps.	29,786	Ps.	327,568	Ps.	1,500,000	Ps.	6,528,698	Ps.	12,945	Ps.	8,041,643	Ps.	8,369,211	Ps.	185,409	Ps.	8,554,620

Increased reserve for repurchase of shares	—		—		—		—						—		—		—		—		—
Dividends paid	—		—		—		—		—		(3,712,104)		—		(3,712,104)		(3,712,104)		(25,950)		(3,738,054)
Consolidated comprehensive income	—		—		—		—		—		5,011,842		1,510		5,013,352		5,013,352		8,584		5,021,936

Balance as of December 31, 2023	386,169,425		297,782		29,786		327,568		1,500,000		7,828,436		14,455		9,342,891		9,670,459		168,043		9,838,502

Dividends paid	—		—		—		—		—		(4,207,053)		—		(4,207,053)		(4,207,053)		(13,600)		(4,220,653)
Capital Reimbursement																			(2,400)		(2,400)
Consolidated comprehensive income	—		—		—		—		—		4,928,804		(7,436)		4,921,368		4,921,368		7,420		4,928,788

Balance as of December 31, 2024	386,169,425		297,782		29,786		327,568		1,500,000		8,550,187		7,019		10,057,206		10,384,774		159,463		10,544,237
Dividends paid	—		—		—		—		—		(4,454,527)		—		(4,454,527)		(4,454,527)		(14,140)		(4,468,667)
Capital Reimbursement	—		—		—		—		—				—		—		—		(2,460)		(2,460)
Consolidated comprehensive income	—		—		—		—		—		5,341,704		(11,766)		5,329,938		5,329,938		23,584		5,353,522

Balance as of December 31, 2025	386,169,425	Ps.	297,782	Ps.	29,786	Ps.	327,568	Ps.	1,500,000	Ps.	9,437,364	Ps.	(4,747)	Ps.	10,932,617	Ps.	11,260,185	Ps.	166,447	Ps.	11,426,632

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and Subsidiaries

(Affiliate of Servicios de Tecnología Aeroportuaria, S.A. de C.V.)

Consolidated Statements of Cash Flows

(Thousands of Mexican pesos)

	Thousands of U.S.
	dollars
	(Convenience
	Translation
	Note 3 d)		Year ended December 31,
	2025		2025		2024		2023
Cash flows from operating activities:
Income before income taxes	U.S.$	423,970	Ps.	7,631,961	Ps.	7,069,238	Ps.	7,059,868
Adjustments for:
Depreciation and amortization		48,754		877,625		756,983		641,343
Major maintenance provision		19,348		348,285		228,673		348,397
Increase in allowance for doubtful accounts		254		4,570		17,621		5,767
Gain on sale of property and equipment		(14)		(253)		(273)		(525)
Present value of major maintenance provision		13,566		244,200		160,440		201,688
Interest income		(11,889)		(214,009)		(245,065)		(297,910)
Interest expense		68,394		1,231,169		1,168,480		1,067,752
Exchange differences		1,630		29,333		(57,324)		(1,069)
		564,011		10,152,881		9,098,773		9,025,311
(Increase) in trade accounts receivable, net		(9,396)		(169,132)		(565,187)		(38,056)
(Increase) decrease in recoverable taxes		3,336		60,047		(30,136)		(126,233)
Decrease (increase) in repayment for contractors, other accounts receivable and prepaid expenses		311		5,600		11,788		(63,573)
(Decrease) increase in trade accounts payable		(323)		(5,806)		(39,196)		(72,922)
Increase in payable taxes and other accrued expenses		(1,553)		(27,961)		20,971		297,808
Income taxes paid		(133,116)		(2,396,252)		(2,101,932)		(2,405,634)
(Decrease) increase in advances for works to related parties and accounts receivable and payable with related parties, net		1,472		26,491		(7,729)		71,375
Major maintenance payments		(11,325)		(203,860)		(224,230)		(421,522)
Increase in guaranteed deposits and labor obligations		219		3,940		33,547		68,193
Net cash flows from operating activities		413,636		7,445,948		6,196,669		6,334,747
Cash flows from investing activities:
Acquisition of property and equipment		(9,073)		(163,325)		(321,338)		(403,985)
Insurance recovery		4,556		82,011		—		—
Other non-current assets		(580)		(10,433)		(28,372)		(26,576)
Proceeds from sale of property and equipment		14		253		273		525
Acquisition of improvements in assets under concession		(141,061)		(2,539,273)		(2,405,482)		(2,659,596)
Interest collected		11,889		214,009		245,065		297,910
Net cash flows used in investing activities		(134,255)		(2,416,758)		(2,509,854)		(2,791,722)
Cash flow from financing activities:
Borrowings from financial institutions	U.S.$	16,666	Ps.	300,000	Ps.	600,000	Ps.	—
Payment of borrowings of financial institutions		(49,997)		(900,000)		—		(1,200,000)
Issuance of debt securities		152,768		2,750,000		—		3,200,000
Payment of debt securities		—		—		—		(1,500,000)
Debt issuance cost		(547)		(9,845)		—		(10,640)
Loans obtained from related parties, net from payments		2,858		51,450		122,500		98,000
Interest paid		(67,113)		(1,208,107)		(1,100,443)		(1,092,918)
Dividends paid		(248,243)		(4,468,667)		(4,220,653)		(3,738,054)
Capital reimbursements paid		(137)		(2,460)		(2,400)		—
Leases payments		(3,916)		(70,501)		(63,034)		(58,780)
Net cash used in financing activities		(197,661)		(3,558,130)		(4,664,030)		(4,302,392)
Net decrease in cash and cash equivalents		81,720		1,471,060		(977,215)		(759,367)
Effects of exchange rate changes on the foreign currency cash balance		(1,630)		(29,333)		57,324		(797)
Cash and cash equivalents at the beginning of the year cash balance		92,014		1,656,365		2,576,256		3,336,420
Cash and cash equivalents at the end of the year	U.S.$	172,105	Ps.	3,098,092	Ps.	1,656,365	Ps.	2,576,256

Non-cash financing and investing activities which are not reflected in the consolidated statements of cash flows:
Acquisition of property, leasehold improvements and equipment, including finance leases	U.S.$	—	Ps.	—	Ps.	—	Ps.	—
Acquisition of improvements in assets under concession		26,025		468,481		320,714		103,436

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Centro Norte, S. A. B. de C. V. and Subsidiaries

(Affiliate of Servicios de Tecnología Aeroportuaria, S.A. de C.V.)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, 2024 and 2023

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

The address of the Company’s corporate office is Patriotismo #201, 5th Floor, San Pedro de los Pinos, Mexico City, Zip Code 03800.

2.           Significant events

2025

a)	Master Development Program (2026-2030)

On December 18, 2025, GACN, announced that it has received approval of the Master Development Program (MDP) for each of its airports for the 2026–2030 period, granted by the Ministry of Infrastructure, Communications and Transportation (SICT) through the Federal Civil Aviation Agency (AFAC).

The 2026–2030 Master Development Programs contemplate committed investments of Ps.16,005,044, expressed in December 2024 pesos, aimed at comprehensively strengthening the infrastructure and operations of GACN’s airport network.

b)	Debt issuance

On June 27, 2025, GACN, completed the issuance of long-term notes in the Mexican market for an aggregate amount of Ps.2,750,000 (the “Issuances”).

The Issuances are the following:

1)	Ps. 820,000 in 3-year Notes (ticker: OMA 25) at a variable rate of TIIE de Fondeo plus 45 basis points. The Notes will pay interest every 28 days, and principal amount will be paid at maturity on June 23, 2028.
2)	Ps. 1,930,000 in 7-year Notes (ticker: OMA 25-2) at a fixed rate of 9.34%. The Notes will pay interest every 182 days, and principal amount will be paid at maturity on June 18, 2032.

The proceeds from the issuances were used to repay Ps.600,000 short-term loans and the remaining funds committed investments under the 2021-2025 Master Development Program and for general corporate purposes, including working capital.

2024

c)	Short-term loans

GACN obtained short-term loans for an aggregate amount of Ps. 600,000. Proceeds were used to support working capital needs and strengthen the Company’s liquidity position. The loans have maturities of three and six months and a weighted average annual interest rate of TIIE 28 plus 60 basis points. Through these financings, GACN continues to maintain a solid capital structure.

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

Solely for convenience of readers, peso amounts included in the consolidated financial statements as of December 31, 2025, and for the year then ended have been translated into U.S. dollar amounts at the exchange rate of Ps.18.0012 pesos per U.S. dollar, as published by Banco de México. Such translation should not be construed as a representation that the Mexican peso amounts have been, could have been or could, in the future, be converted into U.S. dollars at such rate or any other rate.

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

4.           Material accounting policies

The consolidated financial statements are prepared in accordance with IFRS Accounting Standards, as issued by the International Accounting Standards Board (IASB). Preparation of financial statements under IFRS requires the Company’s management to make certain estimates and use assumptions to value certain of the items in the consolidated financial statements as well as their related disclosures required therein. The areas with a high degree of judgment and complexity or areas where assumptions and estimates are significant in the consolidated financial statements are described in note 5. The estimates are based on information available at the time the estimates are made, as well as the best knowledge and judgment of management based on experience and current events. However, actual results could differ from those estimates. The Company has implemented control procedures to ensure that its accounting policies are appropriate and are properly applied. Although actual results may differ from those estimates, the Company’s management believes that the estimates and assumptions used were adequate under the circumstances.

The consolidation requirements, accounting policies and valuation methods used in preparing the consolidated financial statements as of and for the year ended December 31, 2025, were the same as those applied in the consolidated financial statements for 2024 and 2023, except for the standards and interpretations described in paragraph (a) (I) included below, which were applicable to the Company and were effective during 2025.

a.	Adoption of amendments to IFRS
I.	New and amended IFRS Accounting Standards that are effective for the current year

In the current year, the Company has applied the following amendment to IFRS Accounting Standards issued by the IASB, which is mandatorily effective for an accounting period that begins on or after 1 January 2025. Its adoption has not had any material impact on the disclosures or on the amounts reported in these consolidated financial statements.

.
Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates titled Lack of Exchangeability

The Company has adopted the amendments to IAS 21, for the first time in the current year.

The amendments specify how to assess whether a currency is exchangeable, and how to determine the exchange rate when it is not.

II.	New and revised IFRS Accounting Standards in issue but not yet effective

At the date of authorization of these financial statements, the Company has not applied the following new and revised IFRS Accounting Standards that have been issued but are not yet effective:

Amendments to IFRS 9 and IFRS 7	Amendments to the Classification and Measurement of Financial Instruments (1)
Annual improvements to IFRS accounting standards - Volume 11

Amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards, IFRS 7 Financial Instruments: Disclosures and its accompanying guidance on the implementation of IFRS 7, IFRS 9 Financial Instruments, IFRS 10 Consolidated Financial Statements and IAS 7 Statement of Cash Flows. (1)

Amendments to IFRS 9 and IFRS 7	Contracts Referencing Nature-dependent electricity. (1)
IFRS 18	Presentation and Disclosures in Financial Statements (2)
IFRS 19	Subsidiaries without Public Accountability: Disclosure (2)
IAS 21	Translation to a hyperinflationary presentation currency (2)

1)	Effective for annual periods beginning on January 1, 2026.
2)	Effective for annual periods beginning on January 1, 2027.

The management does not expect the adoption of the standards listed above will have a significant impact on the consolidated financial statements of the Company in future periods, except as indicated below:

IFRS 18 – Presentation and disclosures in financial statements

IFRS 18 replaces IAS 1, carrying forward many of the requirements in IAS 1 unchanged and complementing them with new requirements. In addition, some paragraphs from IAS 1 have been moved to IAS 8 and IFRS 7. Furthermore, the IASB has made minor amendments to IAS 7 and IAS 33 Earnings per Share.

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

The Company’s management does not anticipate that the adoption of these amendments will have a significant impact on the Company’s consolidated financial statements in future periods.

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

As of December 31, 2025, 2024 and 2023, all of the Company’s financial assets have been recognized at amortized cost.

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

Financial assets are classified at fair value through profit or loss when the financial asset is held for trading, or it is designated as fair value through profit or loss. As of December 31, 2025, 2024 and 2023, the Company does not have financial assets at fair value through profit.

Impairment of financial assets

The Company recognizes a loss allowance for expected credit losses on investments in debt instruments that are measured at amortized cost or at Fair Value Through Other Comprehensive Income (FVTOCI), trade receivables and contract assets. The amount of expected credit losses is updated at each reporting date to reflect changes in credit risk since initial recognition of the respective financial instruments.

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

iii)	Definition of default

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

iv)	Credit-impaired financial assets

A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of that financial asset have occurred.

v)	Write-off policy

The Company writes off a financial asset when there is information indicating that the debtor is in severe financial difficulty and there is no realistic prospect of recovery, e.g., when the debtor has been placed under liquidation or bankruptcy proceedings. Any recoveries made are recognized in profit or loss.

vi)	Measurement and recognition of expected credit losses

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

When a financial liability measured at amortized cost is modified without a derecognition, the Company recognizes a gain or loss in the modification, which is calculated as the difference between the amortized cost at the date of the refinancing and the cash flows with the new terms of financing discounted at the effective interest rate of the original debt. In addition, when the Company carries out a refinancing transaction and the previous liability qualifies to be derecognized, the costs incurred in the refinancing are recognized immediately in results at the date of the termination of the previous financial liability.

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

●Fixed payments, (including in-substance fixed payments, less any lease incentives receivable.

●	Variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date.

●The amount expected to be payable by the lessee under a residual value guarantee.

●The exercise price of purchase options if the lessee is reasonably certain to exercise the options, and

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

j.	Impairment of long-lived assets

The Company periodically evaluates the impairment of long-lived assets in order to determine whether there is evidence that those assets have suffered an impairment loss. If impairment indicators exist, the recoverable amount of assets is determined, to determine the extent of the impairment loss, if any.

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

Considering the above, the evaluation of a possible impairment loss is performed taking into account the assets of the thirteen airports taken as a whole, while the assets of the hotel operating segment.

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

The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. The Company determined recoverability of its deferred tax assets for each subsidiary based on its projections of future taxable income, which includes the Master Development Program and the maximum rates for the period 2026-2030 approved by the Ministry of Infrastructure Communications and Transportation.

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

As a result of the Income Tax Law of 2014, as of December 31, 2025, 2024, and 2023, the Employee Profit Sharing (“PTU”, by its acronym in Spanish) is determined based on taxable income according to section I of article 9 of the same Law.

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

The effects related to the employee benefit obligation resulting from employee transfers between entities of the Company are recognized in other comprehensive income. The Company presents the first two components of defined benefit costs in the consolidated statements of income and other comprehensive income in the line items cost of services and administrative expenses. Curtailment gains and losses are accounted for as past service costs.

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

The revenues are recognized at the fair value of the consideration received or receivable, net of any discount or rebate. The Company applies a 5-step approach to revenue recognition:

●Step 1: Identify the contract(s) with a customer.
●Step 2: Identify the performance obligations in the contract.
●Step 3: Determine the transaction price.
●Step 4: Allocate the transaction price to the performance obligations in the contract.
●Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

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

Revenue from hotel services is recognized when the services are provided.

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

Basic assumptions concerning the future and other key sources of uncertainty in the estimates made at the end of the reporting period, that have a significant risk of causing significant adjustments to the carrying amounts of assets and liabilities within the following financial year are as follows:

●	The Company’s long-lived assets correspond to concessions granted by the Mexican Government, properties, leasehold improvements and equipment. The Company reviews the carrying amounts of its long-lived assets to determine whether there are indications of impairment.
●	The Company did not identify impairment with respect to the investment of the NH T2 Hotel recorded in improvements in leased assets, whose lease contract with Mexico City International Airport expires in 2034. (See note 28).

●	The Company’s management reviews the estimated useful lives of property, leasehold improvements and equipment at the end of each annual period. Based on detailed analyses, the Company’s management could modify the useful life of certain assets of property, leasehold improvements and equipment. The degree of uncertainty associated with estimates of useful lives is related to market changes, use of assets and technological development.

●	The Company’s management determines and recognizes, based on estimates, the major maintenance provision as per concession contracts with the Mexican Government to maintain and restore the airports’ infrastructure, which affects the results of periods ranging from the moment concession infrastructure becomes available for use through the date on which the maintenance and/or repair works are performed. The Company also calculates the appropriate discount rate for determining the present value of expected expenses that are required to meet its obligations.

●	The short- and long-term classification of the provision is based on the best estimate of the Company of the period in which the work is expected to be carried out. There is also a judgment in determining the accounting policy of recognition of this provision.

Although these estimates were made based on the best information available as of December 31, 2025, 2024 and 2023 it is possible that future events may require the Company to modify (increase or decrease) the amounts in the coming years, which in such case would be applicable on a prospective basis by recognizing the effects of changes in estimates in the corresponding consolidated financial statements.

6.           Cash and cash equivalents

Cash and cash equivalents are composed as follows:

	December 31,
	2025		2024		2023

Cash	Ps.	2,044,020	Ps.	1,655,065	Ps.	2,574,957
Cash equivalents:
Escrow account		947,895		—		—
Investments in securities		104,634		—		—
Fixed funds		1,543		1,300		1,299
	Ps.	3,098,092	Ps.	1,656,365	Ps.	2,576,256

7.           Accounts receivable, net

a.           The balance of accounts receivable is as follows:

	December 31,
	2025		2024		2023
Receivables	Ps.	2,048,571	Ps.	1,879,439	Ps.	1,315,385
Allowance for doubtful accounts (note 7 b.)		(38,044)		(33,474)		(16,986)
	Ps.	2,010,527	Ps.	1,845,965	Ps.	1,298,399

Accounts receivable represents principally the passenger charges (TUA) paid by each passenger (other than diplomats, infants, and transit passengers) using the airports operated by the Company. These TUA are collected by airlines and subsequently paid to the Company. As of December 31, 2025, 2024 and 2023, amounts receivable for passenger charges amounted to Ps. 1,584,565, Ps. 1,515,502 and Ps. 1,052,172, respectively.

The Company’s management considers that the carrying amount of accounts receivable approximates its fair value given their short-term nature. No interest income is generated by any short-term account receivable. As of

December 31, 2025, 2024 and 2023, the balance of the allowance for doubtful accounts was Ps. 38,044, Ps. 33,474 and Ps. 16,986, respectively.

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

	December 31,
	2025	2024	2023
	%	%	%
Accounts receivable:
Aeroenlaces Nacionales, S. A. de C. V.	37.9	39.5	36.3
Concesionaria Vuela Compañía de Aviación, S.A.P.I. de C.V.	17.7	17.9	21.0
Aerolitoral, S. A. de C. V.	4.2	5.1	5.3
Aerovías de México, S. A. de C.V.	12.0	11.4	13.0

	Year ended December 31,
	2025	2024	2023
	%	%	%
Revenues by client (by percentage):
Aerolitoral, S. A. de C. V.	3.9	4.5	6.1
Aeroenlaces Nacionales, S. A. de C. V.	32.0	33.2	30.9
Concesionaria Vuela Compañía de Aviación, S. A. P. I. de C. V.	16.6	14.5	18.8
Aerovías de México, S. A. de C. V.	10.5	10.9	9.8

b.           The changes in the allowance for doubtful accounts are as follows:

	December 31,
	2025		2024		2023

Beginning balance	Ps.	33,474	Ps.	16,986	Ps.	12,400
Increase		4,570		17,621		5,767
Cancellation		—		—		—
Write-off		—		(1,133)		(1,181)
Ending balance	Ps.	38,044	Ps.	33,474	Ps.	16,986

The write-off of doubtful accounts is recognized once the Company has exhausted all means for collection of the account.

The movements in the estimate for customer impairment in 2025, with the expected loss model used by the Company, are presented below:

	Airports		Others		Total

Gross book value	Ps.	1,897,095	Ps.	151,476	Ps.	2,048,571
Collateral		2,745,989		49,029		2,795,018

Probability of default in range		6,58% -17,86%		0% - 100%
Loss due to default range		0% - 4.98%		0% - 100%
Beginning balance of impairment of account receivable	Ps.	19,061	Ps.	14,413	Ps.	33,474
Increase (decrease) in the allowance		5,597		(1,027)		4,570
Write-off		—		-		—
Ending balance of impairment of account receivable	Ps.	24,658	Ps.	13,386	Ps.	38,044

8.           Other accounts receivable and prepaid expenses

Other accounts receivable and prepaid expenses are comprised as follows:

	December 31,
	2025		2024		2023

Prepaid expenses	Ps.	70,786	Ps.	73,529	Ps.	37,608
Guarantee deposits		8,065		7,816		6,806
Others		9,029		10,746		3,651
	Ps.	87,880	Ps.	92,091	Ps.	48,065

9.           Property, leasehold improvements and equipment

Property, leasehold improvements and equipment are as follows:

	December 31,
	2025		2024		2023
Net carrying value:
Land	Ps.	1,426,363	Ps.	1,426,363	Ps.	1,426,363
Leasehold improvements		1,269,682		1,368,967		997,063
Machinery and equipment		31,521		29,687		31,231
Furniture and office equipment		40,799		44,174		50,384
Transportation equipment		609		513		660
Computer equipment		8,167		6,468		4,590
Construction in progress for leasehold improvements		264,584		236,368		342,383
	Ps.	3,041,725	Ps.	3,112,540	Ps.	2,852,674

													Construction
					Machinery		Furniture						in progress of
			Leasehold		and		and office		Transportation		Computer		leasehold
Cost	Land		improvements		equipment		equipment		equipment		equipment		improvements		Total

Balance as of January 1, 2023	Ps.	1,426,363	Ps.	1,382,246	Ps.	210,537	Ps.	201,353	Ps.	18,259	Ps.	76,269	Ps.	131,843	Ps.	3,446,870
Acquisitions		—		1,716		2,283		12,081		668		1,233		300,813		318,794
Disposals		—		—		—		(57)		—		—		—		(57)
Reclassification to improvements (note 10)		—		—		—		—		—		—		—		—
Transfer		—		182,626		—		—		—		—		(182,626)		—
Other		—		(7,747)				(56)		—		—		92,353		84,550

Balance as of December 31, 2023		1,426,363		1,558,841		212,820		213,321		18,927		77,502		342,383		3,850,157
Acquisitions		—		3,562		4,033		4,532		—		3,722		366,850		382,699
Disposals		—		—		—		—		—		—		(32,474)		(32,474)
Transfers		—		481,004		178		424		—		940		(485,938)		(3,392)
Other		—		(7,350)		—		—		—		—		45,547		38,197

Balance as of December 31, 2024		1,426,363		2,036,057		217,031		218,277		18,927		82,164		236,368		4,235,187
Acquisitions		—		9,443		4,746		6,732		280		4,670		171,178		197,049
Reclassification to other assets		—		—		—		—		—		—		—		—
Transfers		—		(31)		—		(23)		—		(74)		(5,032)		(5,160)
Other		—				—		—		—		—		(137,930)		(137,930)
Balance as of December 31, 2025	Ps.	1,426,363	Ps.	2,045,469	Ps.	221,777	Ps.	224,986	Ps.	19,207	Ps.	86,760	Ps.	264,584	Ps.	4,289,146

											Construction in
					Furniture and						progress of
Accumulated	Leasehold		Machinery and		office		Transportation		Computer		leasehold
Depreciation	improvements		equipment		equipment		equipment		equipment		improvements		Total

Balance as of January 1, 2023	Ps.	(471,934)	Ps.	(169,240)	Ps.	(151,247)	Ps.	(18,221)	Ps.	(70,133)	Ps.	—	Ps.	(880,775)
Depreciation		(89,844)		(12,349)		(11,794)		(46)		(2,824)		—		(116,857)
Other						60				45		—		105
Disposals		—		—		44		—		—		—		44

Balance as of December 31, 2024		(561,778)		(181,589)		(162,937)		(18,267)		(72,912)		—		(997,483)
Depreciation		(105,312)		(5,755)		(11,166)		(147)		(2,784)		—		(125,164)
Other		—		—		—		—		—		—		—
Disposals		—		—		—		—		—		—		—

Balance as of December 31, 2024		(667,090)		(187,344)		(174,103)		(18,414)		(75,696)		—		(1,122,647)
Depreciation		(108,697)		(2,914)		(10,085)		(183)		(2,965)		—		(124,844)
Other				2		1		(1)		68		—		70
Balance as of December 31, 2025	Ps.	(775,787)	Ps.	(190,256)	Ps.	(184,187)	Ps.	(18,598)	Ps.	(78,593)	Ps.	—	Ps.	(1,247,421)

1)	On October 24 and 25, 2023, Hurricane OTIS, a category 5 storm, made landfall in Acapulco City, resulting in the temporary closure of Acapulco Airport. At the end of 2024, the amount of Ps.137,930 was recognized in the Company’s consolidated financial statements under “Property, improvements to leased assets, and equipment, net,” corresponding to the investments made in the airport’s recovery following Hurricane OTIS. During 2025, compensation was received from the insurance contracted by the Company of Ps.82,011 and an amount of Ps.55,919 was recognized as investment in the concession.

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

Since the concessionaire is part of an integrated economic group, the concessionaire and Grupo Aeroportuario del Centro Norte, S.A.B. de C.V, they will respond jointly and severally to the Ministry of Infrastructure Communications and Transportation, regarding the obligations contained in each of the concessions granted and as indicated in the concession title. The terms and conditions of each concession contract have been fulfilled in all important aspects during the years ended December 31, 2025, 2024 and 2023.

Investments in airport concessions include improvements to assets under concession, rights to use airport facilities, and airport concessions. The total cost of the concession was assigned proportionally to the rights to use airport facilities on the basis of the fair value of the assets determined by an independent appraiser. At any airport concession where the cost exceeded the fair value, the excess was recognized within the airport concessions line item.

As of December 31, 2025, 2024 and 2023, the carrying value of the right to use airport facilities, airport concessions and improvement to assets under concession classified as intangible assets are as follows:

	December 31,
	2025		2024		2023
Projects completed and in operation:
Airport concessions	Ps.	605,643	Ps.	605,643	Ps.	605,643
Rights to use airport facilities		3,356,762		3,356,762		3,356,762
Improvements to concessioned assets		18,982,867		16,885,106		14,406,119
Improvements to concessioned assets in progress		2,792,720		2,577,045		2,195,842
Accumulated amortization		(5,385,726)		(4,708,748)		(4,143,062)
	Ps.	20,352,266	Ps.	18,715,808	Ps.	16,421,304

The changes in investment in concessions are as follows:

	December 31,
	2025		2024		2023
Investment in airport concessions
Beginning balance	Ps.	23,424,556	Ps.	20,564,366	Ps.	17,610,112
Land transfer		—		—		—
Increase		2,313,436		2,860,190		2,954,254
Ending balance		25,737,992		23,424,556		20,564,366
Amortization of airport concessions:
Beginning balance		(4,708,748)		(4,143,062)		(3,669,746)
Increase		(676,978)		(565,686)		(473,316)
Ending balance		(5,385,726)		(4,708,748)		(4,143,062)
Net investment in airport concessions	Ps.	20,352,266	Ps.	18,715,808	Ps.	16,421,304

Master Development Plan – The Company is obligated to carry out maintenance, improvements to assets under concession and acquire fixed assets according to the Master Development Program. The Master Development Program for 2026-2030 is Ps. 16,005,044 in pesos with purchasing power of December 31, 2024, and Ps. 16,633,614 in pesos with purchasing power of December 31, 2025, as updated with the National Producer Price Index of the construction industry (“INPPIC”, for its acronym in Spanish), in accordance with the concession contract.

On October 19, 2023, in accordance with the modification of the tariff regulation bases established in Annex 7 of the Company's concession titles, the Federal Civil Aviation Agency authorized the Company to defer certain investments committed under the Master Development Programs in force for approximately 24 months. As a result, Ps.640,274 and Ps.583,222 (expressed in pesos with purchasing power as of December 2025), originally scheduled and committed to be executed between 2024 and 2025, respectively, will be executed as follows: Ps. 866,304 will be executed in 2026 and Ps. 405,243 will be executed in 2027.

The amount to be incurred as of December 31, 2025, is Ps. 20,417,327 which is anticipated to be carried out as follows (includes aforementioned deferrals):

Year	Amount
2026	Ps.	3,750,395
2027		3,793,362
2028		4,057,683
2029		4,447,839
2030		4,368,049
	Ps.	20,417,327

Between 2007 and 2011, the Company carried out a series of sales and exchanges of land located next to the Monterrey

Airport to allow for future growth of the Airport, including the construction of a second runway that the Airport intends to build in the future. As of December 31, 2025, 2024 and 2023, such land had a carrying value of Ps.1,426,363.

On December 4, 2012, the Monterrey Airport received authorization from the Federal Civil Aviation Agency (“AFAC”, for its acronym in Spanish) to include Ps.386,538 (amount expressed in nominal pesos of 2009) in investments as part of Master Development Program for 2011-2015.

Additionally, during the 2011 Master Development Program revision, Ps.77,306 was included due to an extraordinary adjustment in its maximum tariff under the Master Development Program. The Master Development Program 2026-2030 included Ps.365,278 (amount expressed in 2009 nominal pesos). The remaining investment to be recognized for a cost of Ps.330,490 (amount expressed in 2009 nominal pesos). This amount may not be recognized by the Ministry of Infrastructure Communications and Transportation in the future. The final recovery amounts are adjusted annually based on INPPIC excluding oil.

The land acquired is property of the Company’s Airports and is classified in the consolidated statements of financial position under the headings of property, leasehold improvements and equipment. These are recorded at their acquisition value.

The land will continue to be classified under this caption until the proceedings with the AFAC have been completed. If the AFAC recognizes the land as part of the investment under concession, it is expected that ownership of the property will be transferred to the Federal Government. Accordingly, at the time such recognition occurs, the Entity will derecognize the asset and recognize an addition for the same amount to the investment in airport concessions (improvements to concessioned assets), which will be subject to amortization over the remaining term of the concession.

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

11.         Composition of GACN

a.	The following tables set forth information about the composition of GACN as of December 31, 2025, 2024 and 2023:

		Number of
	Place of	subsidiaries
	incorporation and	December 31,
Principal activity	operation	2025, 2024, 2023
Airports	Mexico	13
Hotels	Mexico	2
Services	Mexico	9
		24

b.	The consolidated subsidiaries are as follows:

Name of subsidiary	Ownership Percentage 2025, 2024 and 2023
Airport services;
Aeropuerto de Monterrey, S. A. de C. V.	100%
Aeropuerto de Acapulco, S. A. de C. V.	100%
Aeropuerto de Mazatlán, S. A. de C. V.	100%
Aeropuerto de Zihuatanejo, S. A. de C. V.	100%
Aeropuerto de Culiacán, S. A. de C. V.	100%
Aeropuerto de Ciudad Juárez, S. A. de C. V.	100%
Aeropuerto de Chihuahua, S. A. de C. V.	100%
Aeropuerto de Torreón, S. A. de C. V.	100%
Aeropuerto de Durango, S. A. de C. V.	100%
Aeropuerto de Tampico, S. A. de C. V.	100%
Aeropuerto de Reynosa, S. A. de C. V.	100%
Aeropuerto de Zacatecas, S. A. de C. V.	100%
Aeropuerto de San Luis Potosí, S. A. de C. V.	100%
Hotels and Services:
Operadora de Aeropuertos del Centro Norte, S. A. de C. V.	100%
Servicios Aeroportuarios del Centro Norte, S. A. de C. V.	100%
Servicios Aero Especializados del Centro Norte, S. A. de C. V.	100%
OMA Logística, S. A. de C. V. (1)	100%
Holding Consorcio Grupo Hotelero T2, S. A. de C. V. (2)	100%
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

As of December 31, 2025, 2024 and 2023, the Company has not made investments in shares of any structured or investment-related entity.

12.         Trade accounts payable

Trade accounts payable consist of the following:

	December 31,
	2025		2024		2023
Suppliers and contractors	Ps.	675,294	Ps.	469,224	Ps.	286,264
Customer advances		28,512		61,577		32,892
Statutory employee profit sharing		85,388		79,574		66,347
	Ps.	789,194	Ps.	610,375	Ps.	385,503

13.         Payable taxes and other accrued expenses

Payable taxes and other accrued expenses are comprised of the following:

	December 31,
	2025		2024		2023
Accrued expenses	Ps.	528,376	Ps.	503,113	Ps.	345,225
Payable taxes other than income tax		449,453		389,463		410,775
Accrued interest		214,167		239,753		204,843
	Ps.	1,191,996	Ps.	1,132,329	Ps.	960,843

14.         Short-term debt

Short-term debt is comprised of credit lines denominated in pesos, with unsecured guarantees as follows:

	2025	2024		2023
Bank loan with HSBC Mexico for Ps.300,000 for six months with unsecured collateral at a variable rate of TIIE 28 plus 0.60 percentage point.	—		300,000		—
Bank loan with Banco Santander México for Ps.150,000, for three months with unsecured collateral at a variable rate of TIIE 28 plus 0.65 percentage point.	—		150,000	Ps.	—
Bank loan with Banco Scotiabank Mexico for Ps.150,000, for six months with unsecured collateral at a variable rate TIIE 28 plus 0.55 percentage points on average.	—		150,000		—
Total short-term debt	—	Ps.	600,000	Ps.	—

At the date the accompanying consolidated financial statements were authorized for issuance, the Company has uncommitted, available short-term lines of credit with financial institutions in the amount greater than Ps. 2,000,000.

15.         Long-term debt

The long-term debt with credit institutions, debt issuances and other marketable securities is comprised as follows:

	December 31,
	2025		2024		2023
Debt securities (ticker: OMA21V) issued in the Mexican market on April 16, 2021, for Ps. 1,000,000, the loan accrues interest at a TIIE 28 rate (1) plus 75 basis points for a 5-year term maturing on April 10, 2026. Financing of green projects specified in the Bank's framework (note 20 a).		1,000,000		1,000,000		1,000,000

Debt securities (ticker: OMA21-2) issued in the Mexican market on April 16, 2021, for Ps. 2,500,000 at an annual fixed rate of 7.83%, for a 7-year term maturing on April 7, 2028 (note 20 a).		2,500,000		2,500,000		2,500,000

Sustainability-linked notes (ticker: OMA22L) issued in the Mexican market on March 31, 2022, for Ps. 1,700,000 at a variable rate TIIE 28 days (1) plus 14 basis points for a term of 5 years maturing on March 25, 2027 (note 20 b).		1,700,000		1,700,000		1,700,000

Sustainability-linked notes (ticker OMA22-2L) issued in the Mexican market on March 31, 2022, for Ps.2,300,000 at an annual fixed rate of 9.35%, with a 7-year term maturing on March 22, 2029 (note 20 b).		2,300,000		2,300,000		2,300,000

Sustainability-linked notes (ticker: OMA23L) issued in the Mexican market on March 10, 2023, for Ps. 640,000 at a variable rate TIIE 28 days (1) plus 22 basis points for a term of 3.4 years maturing on July 24, 2026 (note 20 c).		640,000		640,000		640,000

Sustainability-linked notes (ticker OMA23-2L) issued in the Mexican market on March 10, 2023, for Ps.2,560,000 at an annual fixed rate of 10.26%, with a 7-year term maturing on March 1, 2030 (note 20 c).		2,560,000		2,560,000		2,560,000

Debt securities (ticker: OMA25) issued in the Mexican market on June 25, 2025, for Ps. 820,000 at a variable rate TIIE de Fondeo plus 45 basis points for a term of 3 years maturing on June 23, 2028. (note 20 d)		820,000		—		—

Debt securities (ticker: OMA25-2) issued in the Mexican market on June 25, 2025, for Ps. 1,930,000 at an annual fixed rate of 9.34%, for a 7-year term maturing on June 18, 2032. (note 20 d)		1,930,000		—		—

Total long-term debt		13,450,000		10,700,000		10,700,000
Less:
Commissions and debt issuance costs		(21,641)		(18,120)		(23,292)
		13,428,359		10,681,880		10,676,708
Current portion long-term debt		(1,640,000)		—		—
Long-term debt	Ps.	11,788,359	Ps.	10,681,880	Ps.	10,676,708
(1)

The Interbank Offering Rate in Mexico “TIIE” to the 28 days as of December 31, 2025, 2024 and 2023, was 7.3489%, 10.2440%, and 11.5035%, respectively. The funding TIIE as of December 31, 2025 was 7.09%

Changes in consolidated long-term debt for the years ended December 31, 2025, 2024 and 2023 were as follows:

	December 31,
	2025		2024		2023
Initial debt balance	Ps.	10,681,880	Ps.	10,676,708	Ps.	8,984,336
Increase in debt		2,750,000		—		3,200,000
Amortization of debt securities		—		—		(1,500,000)
Payment of commissions and other expenses		(9,845)				(10,640)
Amortization of expenses		6,324		5,172		3,012
Ending balance of debt	Ps.	13,428,359	Ps.	10,681,880	Ps.	10,676,708

Maturity of long-term debt as of December 31, 2025, 2024 and 2023 is described in note 21.

The long-term debt securities include certain restrictive clauses, such as limitations on disposal of assets or limitations on incurring liens, as well as early maturity clauses including the maturity of other obligations more than certain thresholds. For the years ended December 31, 2025, 2024 and 2023, these restrictions were met.

The sustainability-linked notes issued on March 31, 2022, and March 10, 2023, are subject to a sustainability development goal (“SDG”) consisting of a reduction of at least 58% in the indicator of kilograms of CO2 equivalent scope 1 and 2 emissions per passenger in the year 2025 compared to the reference year (2018).

In the event that the Company fails to achieve the SDG, (i) the interest rate of the debt securities will be increased by 25 basis points starting August 13, 2026, in the case of the debt securities OMA22L, and starting September 24, 2026, in the case of the debt securities OMA22-2L, until their respective maturities, and (ii) the principal amount of the OMA - 23L debt securities will be increased by 0.2% at maturity, and the interest rate of the OMA23-2L debt securities will increase by 25 basis points starting September 4, 2026, until maturity. As of December 31, 2025, the latest most recent data verified by an independent third party showed that the Company’s SDG had a reduction of 90% with respect to the reference year (2018).

16.          Major maintenance provision

The Company has an obligation to perform major maintenance activities in its airports. The provision is recognized as accrued at an estimate of the present value of future disbursements required to settle the obligation. For the years 2023 and 2024 a discount rate of 10.99% was used and, from 2025, a discount rate vector is used with a range between 7.64% and 9.53% and covers the years from 2025 to 2035.

As of December 31, 2025, 2024 and 2023, the composition and changes of the Company’s major maintenance provision was as follows:

	December 31,							December 31, 2025
	2024		Additions			Disbursements		Short-term		Long-term
Major maintenance of concessioned assets	Ps.	2,284,163	Ps.	592,485	(1)	Ps.	(203,860)	Ps.	593,267	Ps.	2,079,521

	December 31,							December 31, 2024
	2023		Additions			Disbursements		Short-term		Long-term
Major maintenance of concessioned assets	Ps.	2,119,281	Ps.	389,112	(1)	Ps.	(224,230)	Ps.	555,498	Ps.	1,728,665

	December 31,							December 31, 2023
	2022		Additions			Disbursements		Short-term		Long-term
Major maintenance of concessioned assets	Ps.	1,990,718	Ps.	550,085	(1)	Ps.	(421,522)	Ps.	629,683	Ps.	1,489,598
(1)

Includes Ps. 244,200, Ps. 160,440 and Ps. 201,688, recognized as interest cost in the consolidated statement of income and other comprehensive income, for the unwinding effect of the present value calculation as of December 31, 2025, 2024 and 2023, respectively.

The provision for major maintenance as of December 31, 2025, reflects the approval in December 2025 of the Master Development Program for the period 2026-2030.

17.          Labor Obligations

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

The actuarial calculation of the defined benefit obligation was calculated as of December 31, 2025, 2024 and 2023 by actuaries certified by the National School of Actuaries (Colegio Nacional de Actuarios de México). The present value of the defined benefit obligation, and the related current service cost and past service cost, were measured using the projected unit credit method.

The principal assumptions used for the purposes of the actuarial valuations are as follows:

	Year ended December 31,
	2025	2024	2023
Discount rate (see note 5 a.)	9.40%	10.15%	9.85%
Expected rate of salary increase	5.8%	5.8%	5.8%
Average longevity at retirement age for current employees (years)	13	14	14
Inflation	4.0%	4.0%	4.0%

The amounts recognized in the consolidated statement of income and other comprehensive income in respect of these defined benefit plans are as follows:

	Year ended December 31,
	2025		2024		2023
Service cost:
Current service cost	Ps.	10,640	Ps.	9,190	Ps.	9,013
Net interest expense		17,041		14,443		12,153
Reductions and terminations		—		—		—
Components of defined benefit costs recognized in profit or loss		27,681		23,633		21,166
Remeasurement on the net defined benefit liability:
Actuarial gains and losses arising from changes in financial and demographic assumptions		13,893		5,499		6,105
Actuarial gains and losses arising from experience adjustments		2,916		5,124		(3,916)
Components of defined benefit costs recognized in other comprehensive income		16,809		10,623		2,189
Total	Ps.	44,490	Ps.	34,256	Ps.	23,355

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

The amount included in the consolidated statement of financial position arising from the Company’s obligation in respect of its defined benefit plans is as follows:

	December 31,
	2025		2024		2023
Present value of defined benefit obligations	Ps.	196,768	Ps.	165,279	Ps.	143,058

Movements in the present value of the defined benefit obligation in the current year are as follows:

	December 31,
	2025		2024		2023
Present value of defined benefit obligation as of January 1,	Ps.	165,279	Ps.	143,058	Ps.	121,477
Current service cost		10,640		9,190		9,013
Interest cost		17,041		14,443		12,153
Reductions and terminations		—		—		—
Remeasurement (gains)/losses:
Actuarial gains and losses arising from changes in financial and demographic assumptions		13,893		5,499		6,105
Actuarial gains and losses arising from experience adjustments		2,916		5,124		(3,916)
Benefits paid		(13,001)		(12,035)		(1,774)
Present value of defined benefit obligation	Ps.	196,768	Ps.	165,279	Ps.	143,058

Significant actuarial assumptions for the determination of the defined obligation are discount rate, expected salary increase and mortality. The sensitivity analyses below have been determined based on reasonably possible changes of the respective assumptions occurring at the end of the reporting period, while holding all other assumptions constant.

◾	If the discount rate increases (decreases) by 100 basis points, the defined benefit obligation would decrease by Ps. 19,689 (increase by Ps. 21,010).

◾	If the expected salary growth increases (decreases) by 100 basis points, the defined benefit obligation would increase by Ps. 21,457 (decrease by Ps.19,333).

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

There was no change in the process followed by the Company to manage its risks from prior periods.

The average duration period of the benefit obligation as of December 31, 2025, is 13.37 years (2024: 14.05 years and 2023: 14.26 years).

Expected cash flows from termination benefits and seniority premium benefits for the next 10 years are as follows:

	Pensions		Seniority premium
Year	plan		benefits		Total
2026	Ps.	13,566	Ps.	3,835	Ps.	17,401
2027		3,191		3,693		6,884
2028		10,670		4,018		14,688
2029		4,479		4,414		8,893
From 2030 and subsequently		161,741		81,215		242,956
Total	Ps.	193,647	Ps.	97,175	Ps.	290,822

18.         Right-of-use assets, net and lease liability

As lessee

Lease contracts entered into by the Company are as follows:

In October 2008, the Company acquired the shares of Consorcio Grupo Hotelero T2, S.A. de C.V. As a result of this acquisition, the Company assumed the commitments established in the lease agreement signed with the Mexico City International Airport for a period of 20 years, to construct, prepare and operate a hotel, and manage commercial areas at Terminal 2 of the Mexico City International Airport, establishing a minimum guaranteed income (“MGI”), which updated amounted to 2025 was Ps. 40,544 annually, or a royalty of the 18% of the hotel’s revenue, whichever is greater. The MGI will be adjusted on an annual basis using Mexico’s Consumer Price Index (“NCPI” or “INPC,” for its acronym in Spanish). See note 28.

a.	The following is a summary of the right-of-use assets:

Cost	Buildings		Other		Total
Balance as of January 1, 2023	Ps.	253,595	Ps.	41,044	Ps.	294,639
Remediations		17,994		8,316		26,310
Decreases		(3,251)		(1,330)		(4,581)
Balance as of December 31, 2023		268,338		48,030		316,368
Remediations		9,781		10,264		20,045
Decreases		—		(2,358)		(2,358)
Balance as of December 31, 2024		278,119		55,936		334,055
Remediations		5,541		26,598		32,139
Decreases		—		(315)		(315)
Balance as of December 31, 2025	Ps.	283,660	Ps.	82,219	Ps.	365,879

Accumulated depreciation
Balance as of January 1, 2022	Ps.	(101,110)	Ps.	(28,525)	Ps.	(129,635)
Depreciation of the year		(33,447)		(7,654)		(41,101)
Decreases		2,471		1,339		3,810
Balance as of December 31, 2022		(132,086)		(34,840)		(166,926)
Depreciation of the year		(33,053)		(8,537)		(41,590)
Decreases		—		760		760
Balance as of December 31, 2023		(165,139)		(42,617)		(207,756)
Depreciation of the year		(45,241)		(165)		(45,406)
Decreases		—		339		339
Balance as of December 31, 2024	Ps.	(210,380)	Ps.	(42,443)	Ps.	(252,823)

b.	Amounts recognized in consolidated statement of profit or loss statement:

	2025		2024		2023
Depreciation expense of right of use assets	Ps.	47,263	Ps.	41,590	Ps.	41,597
Interest expense on lease liabilities		22,897		23,261		28,847

c.	The following is a summary of the lease liability:

	2025		2024		2023
Maturity analysis:
Less than one year	Ps.	49,113	Ps.	19,022	Ps.	43,535
Greater than 1 year and less than 3 years		109,508		127,927		43,751
Greater than 3 years until maturity		—		32,041		105,893
Total	Ps.	158,621		178,990		193,179

The Company does not face a significant liquidity risk with respect to its lease liabilities. Lease liabilities are monitored through the Company’s treasury department.

d.

As of December 31, 2025, 2024 and 2023, the total cash outflow for leases amounted to Ps. 70,501, Ps. 63,034 and Ps. 58,780 (excluding items disbursed in excess of the IMG as variable participation), respectively.

As lessor

Revenues from operating leases

Mainly related to leases entered into by the Company, which are based on monthly rental payments that generally increase each year based on the NCPI, and/or the greater of a guaranteed minimum monthly rent plus a percentage of the tenant’s monthly income.

As of December 31, 2025, 2024 and 2023, the committed future rents to be received are as follows:

	Year ended December 31,
	2025		2024		2023
Maturity:
Less than 1 year	Ps.	424,072	Ps.	765,919	Ps.	668,636
Greater than 1 year and less than 5 years		889,748		1,685,744		738,435
Greater than 5 years		360,837		663,232		369,289
Total	Ps.	1,674,657	Ps.	3,114,895	Ps.	1,776,360

Minimum lease payments in the table above do not include contingent rentals, such as increases by NCPI or increases by a percentage of the monthly income of the lessee.

Contingent rental income recorded for the years ended December 31, 2025, 2024, and 2023 were Ps. 495,886, Ps. 448,863 and Ps. 414,934, respectively.

Accrued operating lease income is detailed in note 26.

19.         Income taxes

The Company is subject to Income Tax (“ISR”, for its acronym in Spanish), whose tax rate was 30% for 2025, 2024 and 2023, and will continue to be 30% for later years.

a.	Income tax is as follows:

	Year ended December 31,
	2025		2024		2023
Current ISR	Ps.	2,485,134	Ps.	2,205,939	Ps.	2,167,380
Deferred ISR		(218,461)		(72,925)		(127,938)
Income tax expense	Ps.	2,266,673	Ps.	2,133,014	Ps.	2,039,442

b.	As of December 31, 2025, 2024 and 2023, the principal items comprising the balance of the deferred ISR assets (liability) were:

			December 31,
	2025		2024		2023
Liabilities:
Provisions, allowances and labor obligations	Ps.	43,112	Ps.	27,674	Ps.	107,768
Investment in airport concessions, property, leasehold improvements and equipment, net		(69,172)		(74,618)		(163,345)
Tax loss carryforwards (1)		75		75		75
Others		(1,682)		(1,697)		(2,219)
Total liabilities	Ps.	(27,667)	Ps.	(48,566)	Ps.	(57,721)
Assets:
Provisions, allowances and labor obligations	Ps.	1,052,385	Ps.	905,974	Ps.	743,038
Investments in airport concessions, property, leasehold improvements and equipment, net		(62,292)		(134,289)		(53,622)
Tax loss carryforwards(1)		141,595		157,395		172,185
Recoverable tax on assets(2)		—		—		9,486
Others		(4,191)		(4,188)		(3,666)
Total assets	Ps.	1,127,497	Ps.	924,892	Ps.	867,421
Net deferred ISR asset	Ps.	1,099,830	Ps.	876,326	Ps.	809,700
(1)

As of December 31, 2025, 2024 and 2023, the Company recognized a deferred tax asset of Ps. 141,670, Ps. 157,470 and Ps. 172,260, respectively, corresponding to the tax losses generated by its subsidiaries. All subsidiaries of the Company expect to benefit from losses in future years based on projections of taxable income and various strategies with favorable tax consequences.

(2)

The Company recognized the “Asset Tax (IMPAC, by its acronym in Spanish)” paid during 2002 through 2007. In 2013, the Company recognized the deferred tax asset, which it expects to recover subject to certain conditions established in the Income Tax Law. During the year 2024 the remaining balance was recovered in the amount of Ps.9,486.

c.	The changes in deferred tax during the year are follows:

			December 31,
	2025		2024		2023
Beginning balance of deferred tax assets, net	Ps.	876,326	Ps.	809,700	Ps.	700,238
Deferred ISR in profit or loss		218,461		72,925		127,938
IMPAC recovery		—		(9,486)		(17,829)
Income tax effects recognized in other comprehensive income		5,043		3,187		(647)
Ending balance of deferred tax asset, net	Ps.	1,099,830	Ps.	876,326	Ps.	809,700

d.	The reconciliation of the statutory income tax rate and the effective income tax rate as a percentage of net income before income tax is as follows:

		Year ended December 31,
	2025			2024			2023
	Amount		Rate %	Amount		Rate %	Amount		Rate %
Income before income taxes	Ps.	7,631,961		Ps.	7,069,238		Ps.	7,059,868
Current ISR		2,485,134			2,205,939			2,167,380
Deferred ISR		(218,461)			(72,925)			(127,938)
Income tax expense and effective rate	Ps.	2,266,673	29.70%	Ps.	2,133,014	28.89%	Ps.	2,039,442	28.89%
Add effects of permanent differences, primarily, non-deductible expenses and inflationary effects for financial and tax purposes.		22,915	0.30%		(12,243)	1.11%		78,518	1.11%
Statutory rate	Ps.	2,289,588	30.00%	Ps.	2,120,771	30.00%	Ps.	2,117,960	30.00%

e.

Each airport concession has received approval from the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público) to carry forward their tax losses up to the earlier of the date of which such tax loss carryforwards are utilized by the airport or the date of expiration or liquidation of the concession. The base years and amounts as of December 31, 2025, are as follows:

	Tax loss
Year of origin	carryforwards
2003	Ps.	126,307
2004		170,307
2005		1,837
2007		3,348
2008		5,883
2018		7,258
2019		7,601
2020		29,551
2021		26,572
	Ps.	378,664

f.

In addition to the tax loss carryforwards of the airport concessionaires aforementioned, the Company has tax losses of other subsidiaries other than its concessionaires in the amount of Ps. 93, 711 the duration of which is 10 years under the Income Tax Law, and the expiration date of which is between 2026 and 2035.

g.	In 2025, 2024 and 2023, the Company utilized tax loss carryforwards in the amount of Ps. 79,482, Ps. 86,885 and Ps. 199,537, respectively.

h.	The balances of shareholders’ equity tax accounts as of December 31 are:

	December 31,
	2025		2024		2023
Contributed capital account	Ps.	6,050,158	Ps.	5,834,852	Ps.	5,599,129
Net consolidated tax profit account		4,884,024		3,778,145		2,974,281
Total	Ps.	10,934,182	Ps.	9,612,997	Ps.	8,573,410

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

d. In June 2025, GACN issued long-term notes securities for Ps.820,000 and Ps.1,930,000 for 3 and 7 years, respectively. The issues are guaranteed by Monterrey Airport, Chihuahua Airport and Culiacán Airport, which, together with the issuer, must meet a minimum guarantee of 80% of consolidated EBITDA.

e. At the end of 2024, short-term debt amounts to Ps.300,000, Ps.150,000 and Ps.150,000 with HSBC, Santander and Scotiabank, respectively, which is guaranteed by the airports of Chihuahua, Culiacán and Monterrey.

Contingencies

I.	Property Tax

Acapulco Airport:

In February 2019, the Municipal Inspection Directorate notified the Acapulco Airport, S.A. de C.V. (“Acapulco Airport”) in a letter addressed to the Mexican Airport and Auxiliary Services Agency (“ASA”) requiring proof of payment of Ps.27,012 (period from the first quarter of 1996 to the first quarter of 2019) for property tax. The airport filed a motion to dismiss, and the Ministry of Communications and Transportation (“SCT”), now the Ministry of Infrastructure, Communications, and Transportation (“SICT”), was also summoned to appear in court as an interested third party.

In May 2019, the Municipal Inspection Directorate presented a notification at the Acapulco Airport’s legal domicile, that directly attributed the tax credit indicated in subsection A) above to the Acapulco Airport and required payment of Ps.27,012 (period from the 1st two-month period of 1996 to the 1st two-month period of 2019) for property tax. A claim for annulment was filed against this resolution and the SCT was also called to trial as an interested third party. On November 4, 2022, the Regional Chamber resolved the accumulation of the files to resolve them in the same sentence. To date, no judgement has been rendered.

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

The trial was conducted before the Third Civil Court located in Chihuahua (the "Civil Court"). Also, the Ministry of Infrastructure Communications and Transportation was called to trial in defense of the interests of the Mexican government.

On July 8, 2016, the Civil Court ruled that the claims against the Ciudad Juárez Airport are inadmissible (the “First-Instance Judgment”); however, the plaintiffs filed an appeal before the First-Instance Judgment by filing an appeal (the “First Civil Chamber”), and on July 31, 2017, the appeal was resolved by overturning the First Instance Judgment and requiring the Mexican government to pay restitution to the plaintiffs for their loss of property and in accordance with the lawsuit (the “Appellate Judgment”).

The Mexican government filed a direct claim challenging the appellate ruling, and on May 3, 2018, the court issued a favorable decision in favor of the Mexican government in the amparo proceeding, overturning the appellate ruling (the “Amparo Ruling”). The Amparo Ruling also ruled in favor of the Ciudad Juárez Airport as a co-defendant in the proceedings.

On May 25, 2018, the First Civil Chamber in Chihuahua issued, in compliance with the execution of the amparo decision, a new decision absolving the defendants of the payments claimed (the “New First-Instance Judgment”).

The New First-Instance Judgment was appealed by the claimant in a direct amparo trial, requesting the Supreme Court of Justice of the Nation (“SCJN”) to resolve the matter definitively by exercising its authority to assert jurisdiction. However, the SCJN resolved not to exercise the power of attraction to hear the matter and ordered the return to the Collegiate Court for the resolution of the amparo trial (The “New Amparo Trial”).

On January 2, 2020, the First Collegiate Circuit Court in Chihuahua issued the judgment in the New Amparo Trial promoted by the plaintiff and denied the amparo requested by the plaintiff.

In compliance with the New Amparo Trial, on May 3, 2023, the First Civil Chamber of the Superior Court of Justice of the State of Chihuahua issued a new judgment in the appeal filed by the plaintiff, with a favorable result for the Ciudad Juarez Airport and other defendants (The “New Appellate Judgment”).

The New Appellate Judgment upheld the contested 1995 trial court decision, determining that the property claimed by the plaintiff is destined to a public service and as long as it is not disaffected from such purpose, the reivindicatory action does not proceed.

The plaintiff challenged the new appellate judgment through a direct amparo proceeding, which was denied.

The plaintiff filed a motion for review with the SCJN against the ruling on the amparo action, which the SCJN dismissed. The First Civil Chamber has yet to rule that the New Appeal Judgment is final and that the original case file be returned to the Civil Court.

As of the date of the financial statements, the contingencies are maintained since the lawsuit is still pending, as the final judgment in the case has not yet become final. The Ciudad Juárez Airport has not recorded any provision in connection to these claims given that it does not expect an economic impact, even in case of an unfavorable resolution.

Durango Airport

On March 5, 2020, the Company was notified of the lawsuit filed against Aeropuerto de Durango, S.A. de C.V. (“Aeropuerto de Durango”), the Ministry of Infrastructure, Communications and Transportation, the Government of the State of Durango and the Ministry of Agrarian, Territorial and Urban Development. The plaintiff sought the nullity of the expropriation decree dated September 8, 1975, which affected an area of 40 hectares of the Durango Airport and claimed the payment of compensation for the affected area, as well as the payment of damages for the undue use of the property.

On January 9, 2026, the judgment was delivered in court with a favorable outcome for the Airport, declaring the inadmissibility of the action brought by the Ejido Cinco de Mayo.

On February 18, 2026, Ejido Cinco de Mayo filed an application for amparo before the Agrarian Court against the pending judgment that is referred to the Collegiate Court to confirm the admission and proceedings of the trial.

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

Reynosa Airport

On October 16, 2020, the Company was notified of the lawsuit filed against the AFAC, in which Aeropuerto de Reynosa, S.A. de C.V. ("Aeropuerto de Reynosa") was called as interested third party. The nullity of the administrative resolution dated February 7, 2020, issued by the AFAC in the Appeal for Review filed by the plaintiff ´s demanded in order for the AFAC to study the plaintiff’s petition and recognize that the legal requirements for the reversion of the expropriation of 2.6 hectares included in the expropriation decrees of 1970 and 1971 have been met.

Reynosa Airport appeared in the lawsuit and is awaiting a ruling. The lawsuit does not include a financial claim; however, the contingency is maintained until the final judgment in the annulment lawsuit is issued and the challenged resolution is confirmed or, if applicable, a judgment is issued, the effects of which must be complied with by the AFAC.

Torreón Airport

On May 7, 2025, the application for amparo filed by members of the Ejido Ignacio Allende was notified, indicating as the responsible authority the Unitary Agrarian Court, and as Interested Third Parties the Torreón Airport and the Ejidal Commissariat (the "Amparo Trial").

In the Amparo Trial, the Ejido Ignacio Allende requests that, by means of the amparo judgment, the agrarian trial promoted by the Ejidal Commissariat on behalf of the Ejido Ignacio Allende be ordered to resume, processed under file 852/2016 since the complainants claim to have had no knowledge of it (the "Agrarian Trial of Origin"), so they request the District Judge that, By the amparo judgment, a guarantee of hearing is granted to complaining ejidatarios in order for them to appear in the original agrarian trial.

In the Agrarian Trial of Origin, a final judgment was issued on June 28, 2022, declaring inadmissible the claim initiated by the Ejidal Commissariat, and currently the judgment has become enforceable.

Torreón Airport appeared at the Amparo Trial, and the judgment is pending.

No provision has been recorded in relation to the Amparo Claim of Ejido Ignacio Allende, since it is considered that there are elements to obtain a favorable resolution for the company.

Mazatlán Airport

On October 7, 2025, the lawsuit filed by Ejido El Habalito against Mazatlán International Airport ("Mazatlán Airport") was notified.

El Ejido El Habalito demands that it be recognized as the owner of an area of 23 hectares that are occupied by Mazatlán Airport and that also, the restitution of the plot of land corresponding to this area and the unoccupation thereof.

To date, the procedural phases of the trial are pending.

In the event that the resolution of the trial is not favorable to Mazatlán Airport, it is considered that the economic impact of the trial will be borne by the Federal Government, as stated in the concession title.

Mazatlán Airport has not registered any provision in relation to this claim.

III.	Construction Contract Claim

Chihuahua Airport

Ordinary commercial lawsuit promoted jointly by Bufete de Ingenieros Constructores AG, S.A. de C.V. ("BICAGSA") and the joint and several parties to the construction contract as co-claimants (the "Co-claimants"). The lawsuit was turned over to the Federal Commercial District Court of the State of Nuevo León (the "Federal Court").

On February 6, 2025, Chihuahua Airport was notified of the lawsuit filed by BICAGSA. The amount of benefits claimed is Ps.76,224.

Chihuahua Airport appeared at the trial on March 5, 2025, to contest the lawsuit and also filed a counterclaim against BICAGSA and the co-plaintiffs for an amount of Ps.31,111.

On October 29, 2025, the Federal Judge handed down a judgment ruling to dismiss the lawsuit on the grounds that it was inadmissible; BICAGSA and the co-plaintiffs challenged the judgment, which is pending consideration and resolution.

No provision has been recorded in relation to this claim, as it is considered that there are elements to obtain a favorable resolution for Chihuahua Airport.

IV. Tax Credits

Monterrey Airport

On December 16, 2025, the Airport filed an appeal for revocation against the resolution dated December 8, 2025 issued by the Foreign Trade Special Operations Administration "1" from the Central Administration of Special Operations for Foreign Trade of the General Administration of Audit of Foreign Trade of the Tax Administration Service; resolution by which a tax credit was determined to Monterrey Airport in the amount of Ps.113,310 for Income Tax and Value Added Tax, corresponding to the period from January to December 2020, the corresponding update, surcharges and fines.

Monterrey Airport released the revocation appeal and is currently pending resolution.

No provision has been recorded in relation to this claim, as it is considered that there are elements to obtain a favorable resolution for the Company.

Chihuahua Airport

On July 15, 2025, the Foreign Trade Audit Administration "2" of the Decentralized Foreign Trade Audit Administration of North Center, based in Coahuila de Zaragoza, under the General Administration of Foreign Trade Audit of the Tax Administration Service, determined to Chihuahua Airport a tax credit for the amount of Ps.2,182 for Income Tax and Value Added Tax, for the period from January to December 2022, the corresponding update, surcharges and fines.

The decision determining the tax credit was challenged on September 10, 2025, by means of an appeal for revocation. Currently pending resolution.

No provision has been recorded in relation to this claim, as it is considered that there are elements to obtain a favorable resolution for the company.

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

The details of the significant accounting policies and adopted methods (including recognition, valuation and basis of recognition of related income and expenses) for each class of financial assets, financial liability and equity instrument are disclosed in note 4.

b.	Categories of financial instruments and risk management policies

The principal categories of financial instruments, which are valued at amortized costs are:

		December 31,
Financial assets	Risk classification	2025		2024		2023
Cash and cash equivalents and other investments held to maturity	Credit and interest rate	Ps.	3,098,092	Ps.	1,656,365	Ps.	2,576,256
Receivables, net	Credit and exchange rate		2,010,527		1,845,965		1,298,399

		December 31,
Financial liabilities	Risk classification	2025		2024		2023
Short-term and long-term debt	Interest rate, exchange rate and liquidity	Ps.	13,428,359	Ps.	11,281,880	Ps.	10,676,708
Trade accounts payable(1)	Liquidity	Ps.	789,194	Ps.	610,375	Ps.	385,503
Accrued interest	Liquidity	Ps.	214,167	Ps.	239,753	Ps.	204,843
Short-term and long-term lease liabilities	Liquidity	Ps.	158,621	Ps.	178,990	Ps.	198,844
Short-term and long-term accounts payable to related parties	Liquidity	Ps.	639,521	Ps.	570,576	Ps.	452,933
(1)	Include the payments of employee statutory profit-sharing amounts, which were Ps. 85,388, Ps. 79,574 and Ps. 66,347 as of December 31, 2025, 2024 and 2023, respectively.

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

As of December 31, 2025, 2024 and 2023, the percentage in outstanding long-term debt at fixed and variable interest rates, is as follows:

	December 31,
	2025		2024		2023
Long-term debt	Ps.	13,450,000	Ps.	10,700,000	Ps.	10,700,000
% Fixed rate debt		69.1%		68.8%		68.8%
% Variable rate debt (1)		30.9%		31.2%		31.2%
(1)	Long-term debt contracted during 2025, 2024 and 2023 has a 28-day TIIE reference rate.

The proportion of long-term debt has interest payments at a variable rate, which exposes the Company to interest rate risk as a result of fluctuations in market interest rates. The risk exposure is mainly caused by the variations that could occur in the reference interest rate used.

The Company manages this risk by constantly monitoring the changes of such interest rates. In recent years, the 28-day TIIE has increased. The 28-day TIIE was at its highest level on January 23, 2025 (10.4791%) and its lowest level on December 22, 2025 (7.2584%). Therefore, if interest rates increase significantly, the Company could evaluate to enter into hedging instruments to mitigate the interest rate risk.

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

As of December 31, 2025, the Company maintained long-term debt, which accrue interest at a variable rate of Ps. 4,160,000 and as of December 31, 2024 and 2023, Ps. 3,340,000, (note 15, which discloses the outstanding balances and interest rates of the Company’s financial instruments).

A hypothetical, instantaneous and unfavorable 10% change in the 28-day TIIE interest rate applicable to the outstanding debt with variable rates would have resulted in an additional financing expense of approximately Ps. 30,571, Ps. 38,660, and Ps. 37,180 for 2025, 2024 and 2023, respectively.

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

Of the Company’s consolidated revenues (excluding construction services revenues), 16.58%, 15.71% and 14.59% were from TUA of international passengers in 2025, 2024 and 2023, respectively. Substantially all other revenues of the Company are denominated in pesos. Based on an appreciation of 10% of the peso against the U.S. dollar, the Company believes that its revenues would have decreased by Ps. 226,277, Ps. 191, 837 and Ps. 168,680 in 2025, 2024 and 2023, respectively.

An appreciation of the Mexican peso against the U.S. dollar would reduce the U.S. dollar-denominated revenues and the Company’s obligations under U.S. dollar-denominated debt when expressed in pesos, whereas a depreciation of the peso against the U.S. dollar would increase the Company’s U.S. dollar-denominated revenues and obligations under debt agreements when expressed in pesos.

For the year ended December 31, 2025, the peso appreciated against the U.S. dollar by 13.40%, relative to the exchange rates prevailing at the end of 2024.

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

As of December 31, 2025, 2024 and 2023, a hypothetical, instantaneous and unfavorable change of 10% in the exchange rate of the peso against the U.S. dollar, applicable in the Company’s asset (liability) positions net of U.S.$12,966, U.S.$18,193, and U.S. $16,033 (amounts in thousands) would have resulted in an exchange gain (loss) of approximately Ps.(23,340), Ps.(37,817) and Ps.(27,076) as of December 31, 2025, 2024 and 2023, respectively.

The carrying values of monetary assets and liabilities denominated in foreign currencies at the end of the reporting period are as follows (amounts in thousands):

	Liabilities						Assets
	December 31,						December 31,
Currency	2025		2024		2023		2025		2024		2023
U.S. dollars	U.S.$	(8,141)	U.S.$	(5,186)	U.S.$	(3,832)	U.S.$	21,107	U.S.$	23,379	U.S.$	19,835

The transactions in thousands of U.S. dollars for the years ended December 31, 2025, 2024 and 2023, are as follows:

	December 31,
	2025		2024		2023
Revenues	U.S.$	19,681	U.S.$	14,733	U.S.$	9,745
Expenses
Technical assistance	U.S.$	5,300	U.S.$	4,807	U.S.$	4,010
Insurance		1,789		6,873		118
Purchase of machinery and maintenance		24,198		25,707		22,717
Software		2,823		3,545		2,181
Professional services, fees and subscriptions		1,081		2,137		4,353
Other		2,361		11,747		61,636

Pertinent exchange rate information at the date of the consolidated statements of financial position is as follows:

	December 31,
	2025		2024		2023
U.S. dollar exchange rate
As reported by the Mexican Central Bank	Ps.	18.0012	Ps.	20.7862	Ps.	16.9190

As of April 24, 2026, the exchange rate as reported by the Mexican Central Bank was Ps. 17.39.

d.	Credit risk

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

As of December 31, 2025, 2024 and 2023, the allowance for doubtful accounts, principally related with accounts receivable, are the amounts described in note 7.

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

As of December 31, 2025	2026		2027-2028		2029-2032		Total
Long-term debt	Ps.	1,640,000	Ps.	5,020,000	Ps.	6,790,000	Ps.	13,450,000
Interest(1)		1,119,459		1,763,492		1,145,009		4,027,960
Trade accounts payable		789,194		—		—		789,194
Interest Payable		214,167		—		—		214,167
Lease Liabilities(2)		49,113		109,508		—		158,621
Accounts payable with related parties		465,571		173,950		—		639,521
Total	Ps.	4,277,504	Ps.	7,066,950	Ps.	7,935,009	Ps.	19,279,463

As of December 31, 2024	2025		2026-2028		2029-2031		Total
Long-term debt	Ps.	—	Ps.	3,340,000	Ps.	7,360,000	Ps.	10,700,000
Interest(1)		1,040,226		1,641,749		1,089,058		3,771,033
Short-term debt		600,000		—		—		600,000
Trade accounts payable		610,375		—		—		610,375
Interest Payable		239,753		—		—		239,753
Lease Liabilities(2)		19,022		159,968		—		178,990
Accounts payable with related parties		350,076		220,500		—		570,576
Total	Ps.	2,859,452	Ps.	5,362,217	Ps.	8,449,058	Ps.	16,670,727

As of December 31, 2023	2024		2025-2027		2028-2030		Total
Long-term debt	Ps.	—	Ps.	3,340,000	Ps.	7,360,000	Ps.	10,700,000
Interest(1)		1,050,856		2,577,708		1,089,058		4,717,622
Trade accounts payable		385,503		—		—		385,503
Interest Payable		204,843		—		—		204,843
Lease Liabilities(2)		44,928		153,916		—		198,844
Accounts payable with related parties		452,933		—		—		452,933
Total	Ps.	2,139,063	Ps.	6,071,624	Ps.	8,449,058	Ps.	16,659,745
(1)	The projected interest is determined, in the case of obligations with a variable rate, based on TIIE.
(2)	The time value of money effect of other financial liabilities is immaterial, so they are presented at present value.

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

Financial liabilities

Long-term debt (note 15)

December 31, 2025				December 31, 2024				December 31, 2023
Book value		Fair value		Book value		Fair value		Book value		Fair value
Ps.	13,450,000	Ps.	13,507,634	Ps.	10,700,000	Ps.	10,294,490	Ps.	10,700,000	Ps.	10,405,840

	Hierarchy of fair value as of December 31, 2025
	Level 1		Level 2		Level 3		Total
Financial liabilities:
Long-term debt(1)	Ps.	13,507,634	Ps.	—	Ps.	—	Ps.	13,507,634

	Hierarchy of fair value as of December 31, 2024
	Level 1		Level 2		Level 3		Total
Financial liabilities:
Long-term debt(1)	Ps.	10,294,490	Ps.	—	Ps.	—	Ps.	10,294,490

	Hierarchy of fair value as of December 31, 2023
	Level 1		Level 2		Level 3		Total
Financial liabilities:
Long-term debt(1)	Ps.	10,405,840	Ps.	—	Ps.	—	Ps.	10,405,840
(1)	The fair value of the financial liabilities included in Level 1, corresponds to stock certificates listed on the Mexican Stock Exchange

22.          Shareholders’ equity

a.	Subscribed and paid-in capital stock as of December 31, 2025, 2024 and 2023, is comprised of ordinary, nominal shares, composed as follows:

	December 31, 2025, 2024 and 2023
	Number of Shares	Contributed Capital
Fixed capital:
Series B Class I	340,345,556	Ps.	262,447
Series BB Class I	49,766,000		38,375
Share Repurchases	(3,942,131)		(3,040)
	386,169,425	Ps.	297,782

b.	At the Ordinary Shareholders’ Meetings held on April 25, 2025, April 26, 2024, and April 24, 2023, and the results for the years ended December 31, 2024, 2023 and 2022, respectively, were approved.
c.

At the Annual Ordinary General Shareholders' Meeting held on April 25, 2025, it was approved, the payment of a cash dividend to stockholders of Ps. 4,500,000 at the rate of Ps.5.767581004 pesos per share in two installments: the first for Ps. 2,250,000, which was paid on May 26, 2025, and the second for the same amount, which was paid on November 27, 2025.

d.

At the Annual Ordinary General Shareholders’ Meeting held on April 26, 2024, it was approved, the payment of a cash dividend to stockholders of Ps. 4,250,000 at the rate of 5.447158938 pesos per share in two installments: the first for Ps. 2,125,000, which was paid on May 31, 2024, and the second for the same amount, which was paid on November 30, 2024.

e.

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

h.

Retained earnings include the statutory legal reserve. Under the Mexican General Corporations Law, at least 5% of the year’s net profits must be placed in a legal reserve until the reserve equals an amount representing 20% of capital stock at par value. The legal reserve may be capitalized but may not be distributed unless the Company is dissolved and must be replenished if it is reduced for any reason. As of December 31, 2025, 2024 and 2023 it amounts to Ps.59,556 .

23.         Accumulated other comprehensive result.

Accumulated other comprehensive result is as follows:

	Labor obligations
	Amount		Deferred taxes		Total
Balance as of January 1, 2023	Ps.	8,160	Ps.	4,785	Ps.	12,945
Movements of the year		2,157		(647)		1,510
Balance as of December 31, 2023		10,317		4,138		14,455
Movements of the year		(10,623)		3,187		(7,436)
Balance as of December 31, 2024		(306)		7,325		7,019
Movements of the year		(16,809)		5,043		(11,766)
Balance as of December 31, 2025	Ps.	(17,115)	Ps.	12,368	Ps.	(4,747)

Labor obligations generate the effect of actuarial gains or losses.

24.         Related party balances and transactions

a.	Advance payments for construction to related parties are as follows:

	December 31,
	2025		2024		2023
VCD Construcción y Desarrollo, S.A.P.I. de C. V.	Ps.	3,331	Ps.	2,952	Ps.	2,899
MVD 1994 Real State Construction S.R.L. de C.V.		12,500		16,136		11,466
VCD Inmobiliaria y Construcción, S. A. P. I. de C.V.		921		1,188		29,308
Cobra Soluciones y Movilidad, S.A. de C.V.		28,090		—		—
	Ps.	44,842	Ps.	20,276	Ps.	43,673

b.	The short-term and long-term accounts payable with related parties are as follows:

	December 31,
Short-term accounts payable	2025		2024		2023
Servicios de Tecnología Aeroportuaria, S.A. de C.V.	Ps.	179,461	Ps.	183,539	Ps.	186,971
Operadora Nacional Hispana, S.A. de C.V.		4,207		2,942		5,906
VCD Construcción y Desarrollo, S.A.P.I. de C.V.		7,781		2,895		2,767
GGA Capital, S.A.P.I. de C.V. (1)		247,893		149,695		247,695
VCD Inmobiliaria y Construcción, S.A.P.I. de C.V.		1,071		5,740		819
Grupo Hotelero Santa Fe, S. A. de C. V.		842		1,019		635
VINCI Airports		322		—		—
VINCI Mobility		270		—		—
MVD 1994 Real Estate Construction, S.R.L. de C.V.		23,724		4,246		8,140
	Ps.	465,571	Ps.	350,076	Ps.	452,933

	December 31,
Long term accounts payable:	2024		2023	2022
GGA Capital, S.A.P.I. de C.V. (2)	Ps.	220,500	$-	$-

(1)	The short-term balance payable to GGA Capital, S.A.P.I. of C.V. for Ps. 247,893, Ps. 149,695 and Ps. 247,695 corresponds to short term loans of OMA VYNMSA Aeroindustrial Park S.A. de C.V. as of December 31, 2025, 2024 and 2023, respectively. Loans generated interest at a 91-day TIIE rate plus 3.20 percentage points, the interest rate was 10.44%, 10.6327% and 15.725% , respectively.

(2)	The long-term balance payable with GGA Capital, S.A.P.I. de C.V. for Ps. 173,950 and Ps. 220,500, corresponds to a loan payable from OMA VYNMSA Aeroindustrial Park S.A. de C.V. as of December 31, 2025 and 2024, respectively. The loan generated interest at a 91-day TIIE rate plus 3.20 percentage points, the interest rate was 10.44%.

c.	The principal transactions with related parties performed in the normal course of business, are as follows:

	Year ended December 31,
	2025		2024		2023
Capital Expenditures:
Industrial warehouse	Ps.	74,026	Ps.	311,317	Ps.	130,079
Expenses:
Payments from technical assistance received		261,099		235,499		237,896
Administrative services		68,235		66,108		50,300
Improvements to concessioned assets:
Terminal building		—		304		—

Compensation to directors and officers comprising the Board of Directors, Audit Committee, Corporate Practices Committee, Finance, Planning and Sustainability were Ps. 5,379, Ps. 4,376, and Ps. 6,974 for 2025, 2024, and 2023, respectively.

Employee Benefits – Employee benefits granted to key management personnel of the Company were comprised solely of short-term benefits of Ps.107,506, Ps. 103,531 and Ps. 101,166 in 2025, 2024 and 2023, respectively.

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

In 2025, 2024 and 2023 the variable part of the consideration for this concept was greater than the fixed part of US$4,264 (thousand), US$4,144 (thousand) and US$4,009 (thousand), respectively.

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

As of December 31, 2025, SETA holds 12.9% of GACN’s outstanding capital stock in the form of series “BB” shares and, additionally holds 1.9% in the form of Series “B” shares.

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

					Construction		Depreciation								MDP Expenditures		Investments
	Aeronautical		Non-aeronautical		services		and		Operating		Assets per		Liabilities per		and other Capital		in airport
December 31, 2025	revenues		revenues		revenues		amortization		Income		segment		segment		Expenditures		concessions

Metropolitan
Monterrey	Ps.	5,242,914	Ps.	1,031,997	Ps.	1,580,990	Ps.	310,978	Ps.	1,690,922	Ps.	14,591,853	Ps.	5,967,823	Ps.	1,617,371	Ps.	9,302,564
Tourist
Acapulco		261,093		31,793		64,433		50,366		67,590		1,568,898		222,776		67,670		1,311,813
Mazatlán		700,023		81,827		62,995		27,578		180,428		1,741,901		426,125		64,849		894,885
Zihuatanejo		317,744		39,717		43,570		33,325		82,493		996,716		271,867		48,992		865,190
Regional
Chihuahua		726,552		101,182		132,290		42,625		244,824		1,759,004		868,476		148,099		1,276,037
Culiacan		797,748		77,071		97,838		49,245		207,143		2,168,105		1,046,880		138,628		1,583,755
Durango		233,720		17,894		29,736		20,297		58,064		655,923		266,121		34,464		537,363
San Luis Potosi		351,900		82,268		45,955		34,614		98,559		1,185,556		704,761		50,524		893,077
Tampico		240,280		28,814		43,662		26,718		62,297		793,311		349,085		52,156		693,609
Torreon		340,115		33,141		23,549		15,207		86,136		624,411		275,760		37,032		487,485
Zacatecas		180,403		15,620		20,073		12,471		57,980		406,366		187,823		26,823		322,761
Border
Ciudad Juarez		738,964		84,421		136,442		51,391		225,818		2,361,278		1,255,542		225,034		1,580,321
Reynosa		159,341		17,126		31,903		28,589		52,195		873,688		185,547		33,102		693,166
Hotel
NH T2 Hotel		—		339,748		—		57,575		100,177		355,807		177,152		11,064		—
Hilton Garden Inn		—		141,945		—		11,824		48,549		183,586		58,348		—		—
Industrial Park:
VYNMSA		—		217,904		—		46,407		145,704		1,223,794		958,834		114,751		—
Other		—		6,712,842		—		69,392		8,701,956		31,159,493		18,343,516		43,786		—
Total		10,290,797		9,055,310		2,313,436		888,602		12,110,835		62,649,690		31,566,436		2,714,345		20,442,026

Eliminations		(100,077)		(5,595,052)		—		(10,977)		(3,169,836)		(31,712,219)		(12,055,597)		—		(89,760)

Consolidated	Ps.	10,190,720	Ps.	3,460,258	Ps.	2,313,436	Ps.	877,625	Ps.	8,940,999	Ps.	30,937,471	Ps.	19,510,839	Ps.	2,714,345	Ps.	20,352,266

					Construction		Depreciation								MDP Expenditures		Investments
	Aeronautical		Non-aeronautical		services		and		Operating		Assets per		Liabilities per		and other Capital		in airport
December 31, 2024	revenues		revenues		revenues		amortization		Income		segment		segment		Expenditures		concessions

Metropolitan
Monterrey	Ps.	4,501,253	Ps.	936,723	Ps.	1,412,657	Ps.	272,079	Ps.	1,502,974	Ps.	11,699,025	Ps.	4,272,343	Ps.	1,424,588	Ps.	8,008,814
Tourist
Acapulco		217,608		22,793		33,770		48,330		62,311		1,604,089		310,600		41,038		1,297,540
Mazatlán		720,754		74,700		93,980		24,449		218,487		1,619,292		263,697		101,673		859,335
Zihuatanejo		278,413		33,677		76,457		24,367		86,280		935,729		219,863		108,371		854,736
Regional
Chihuahua		657,424		76,798		262,848		34,364		202,178		1,532,746		645,406		276,307		1,185,637
Culiacan		788,821		75,962		349,946		26,947		239,274		1,928,000		958,819		379,153		1,534,881
Durango		210,082		16,277		60,909		17,087		62,330		606,772		235,561		62,185		527,770
San Luis Potosi		309,346		62,725		71,414		32,395		102,455		1,083,618		736,735		123,868		881,595
Tampico		211,673		27,321		74,019		23,957		65,635		749,145		279,564		82,937		676,574
Torreon		313,768		31,390		80,868		13,407		95,044		601,685		239,434		93,835		479,033
Zacatecas		150,950		13,670		11,330		11,763		43,188		350,164		145,098		18,925		315,061
Border
Ciudad Juarez		696,838		61,636		320,251		40,335		208,856		1,982,146		1,176,899		325,507		1,493,955
Reynosa		170,282		16,159		11,742		27,550		51,338		835,746		358,361		62,455		689,238
Hotel
NH T2 Hotel		—		329,348		—		57,371		94,758		411,128		185,716		5,111		—
Hilton Garden Inn		—		135,650		—		12,300		45,296		186,096		47,925		1,413		—
Industrial Park:
VYNMSA		—		153,095		—		48,379		78,434		1,118,509		881,216		331,963		—
Other		—		5,939,371		—		52,989		7,984,308		27,372,305		15,378,507		41,271		—
Total		9,227,212		8,007,295		2,860,191		768,069		11,143,146		54,616,195		26,335,744		3,480,600		18,804,169

Eliminations		(90,327)		(4,931,414)		(1)		(11,086)		(3,059,934)		(27,383,135)		(9,646,921)		—		(88,361)

Consolidated	Ps.	9,136,885	Ps.	3,075,881	Ps.	2,860,190	Ps.	756,983	Ps.	8,083,212	Ps.	27,233,060	Ps.	16,688,823	Ps.	3,480,600	Ps.	18,715,808

					Construction		Depreciation								MDP Expenditures		Investments
	Aeronautical		Non-aeronautical		services		and		Operating		Assets per		Liabilities per		and other Capital		in airport
December 31, 2023	revenues		revenues		revenues		amortization		Income		segment		segment		Expenditures		concessions

Metropolitan
Monterrey	Ps.	4,254,275	Ps.	833,676	Ps.	1,125,682	Ps.	225,581	Ps.	1,503,933	Ps.	10,323,349	Ps.	2,927,224	Ps.	1,237,299	Ps.	6,842,886
Tourist
Acapulco		326,157		38,184		64,558		48,495		107,762		1,565,723		320,234		71,705		1,311,101
Mazatlán		596,145		66,801		114,235		22,941		196,083		1,532,767		208,420		139,367		789,260
Zihuatanejo		253,766		27,868		78,863		22,150		83,393		913,976		251,686		146,683		801,841
Regional
Chihuahua		651,442		66,514		153,019		30,434		212,353		1,366,801		539,326		252,864		956,330
Culiacan		877,897		74,315		431,568		26,344		281,698		1,689,917		685,822		442,301		1,211,187
Durango		194,373		13,853		132,316		12,048		61,587		595,674		265,070		136,369		483,360
San Luis Potosi		296,570		39,762		116,144		28,799		99,479		1,040,924		709,305		118,038		842,221
Tampico		206,586		25,573		81,292		20,084		68,667		724,399		244,303		139,318		626,373
Torreon		288,548		27,073		71,347		12,125		93,315		602,710		236,674		103,514		411,432
Zacatecas		175,109		13,353		44,982		11,668		55,681		377,824		160,612		53,008		315,380
Border
Ciudad Juarez		719,269		53,050		459,571		19,808		228,434		1,732,844		921,913		460,640		1,212,467
Reynosa		175,723		13,111		24,423		26,486		55,852		881,059		408,348		34,726		704,425
Hotel
NH T2 Hotel		—		277,536		—		51,532		77,121		462,707		216,047		31,412		—
Hilton Garden Inn		—		115,248		—		11,799		34,809		208,732		50,902		3,339		—
Industrial Park:
VYNMSA		—		91,996		—		41,346		38,901		797,012		552,521		205,741		—
Other		—		5,793,471		—		40,927		7,902,852		25,352,946		14,213,251		67,552		—
Total		9,015,860		7,571,384		2,898,000		652,567		11,101,920		50,169,364		22,911,658		3,643,876		16,508,263

Eliminations		(84,203)		(4,943,961)		—		(11,224)		(3,035,011)		(24,931,769)		(7,512,565)		—		(86,959)

Consolidated	Ps.	8,931,657	Ps.	2,627,423	Ps.	2,898,000	Ps.	641,343	Ps.	8,066,909	Ps.	25,237,595	Ps.	15,399,093	Ps.	3,643,876	Ps.	16,421,304

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

Following is a detail of the composition of revenues of the Company, using the classification established by the General Airports Law and its related regulations, with the exception of non-aeronautical revenues as mentioned in the preceding paragraph:

	Year ended December 31,
	2025		2024		2023
Aeronautical services:
Domestic TUA	Ps.	6,560,417	Ps.	6,035,480	Ps.	6,150,256
International TUA		2,262,770		1,918,372		1,686,799
Landing charges		403,494		352,028		329,770
Platform for embarking and disembarking		309,782		263,346		238,054
Aircraft parking charges on extended stay or overnight		78,959		67,340		59,556
Domestic and international passenger and carry-on baggage check		101,541		91,432		81,490
Aerocars and jetways		54,399		32,817		32,664
Other airport services, leases and regulated access rights		419,358		376,070		353,068
Total revenues from aeronautical services	Ps.	10,190,720	Ps.	9,136,885	Ps.	8,931,657

	Year ended December 31,
	2025		2024		2023
Non-aeronautical services:
Commercial activities
Car parking charges	Ps.	512,733	Ps.	452,160	Ps.	418,525
Advertising(1)		92,858		98,060		82,512
Retail operations(1)		202,645		168,171		151,477
Food and beverage(1)		365,735		299,941		245,311
Car rental operators(1)		268,540		270,774		245,225
Time share developers(1)		19,341		18,112		17,899
Financial services(1)		15,781		13,439		13,705
Communication and services(1)		16,141		16,123		17,788
Services to passenger		5,499		4,826		4,893
VIP lounges		202,581		155,712		103,355
Other services		96,291		81,624		70,799
Total revenue from commercial activities		1,798,145		1,578,942		1,371,489

Diversification activities:
Hotel services		471,400		454,052		379,303
OMA Carga		457,584		421,705		346,441
Real estate services		44,104		43,172		35,457
Industrial services		187,896		130,303		80,967
Other services		33,645		26,957		15,374
Total diversification activities		1,194,629		1,076,189		857,542

Complementary activities:
Leasing of space(1)		148,181		128,140		110,314
Access rights		36,119		31,489		29,936
Checked baggage inspection		271,838		249,870		246,930
Other services		11,346		11,251		11,212
Total of complimentary activities		467,484		420,750		398,392
Total revenue from non-aeronautical services	Ps.	3,460,258	Ps.	3,075,881	Ps.	2,627,423
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

Approximately 75% of consolidated revenues for the years ended December 31, 2025, 2024 and 2023, generated by the Monterrey, Acapulco, Mazatlán, Culiacán, Chihuahua, Ciudad Juárez, and San Luis de Potosí Airports.

27.         Cost of services

The cost of services is as follows:

	Year ended December 31,
	2025		2024		2023
Wages and salaries	Ps.	389,449	Ps.	351,547	Ps.	318,660
Maintenance		201,850		196,833		183,628
Security and insurance		190,733		172,807		146,018
Utilities (electric, cleaning and water)		237,172		210,893		192,065
Allowance for doubtful accounts		4,570		17,621		5,767
Materials and supplies		79,515		75,698		62,658
Equipment lease, fees and others		132,759		125,854		150,160
	Ps.	1,236,048	Ps.	1,151,253	Ps.	1,058,956

2

28.         Subsequent event

On March 13, 2026, NH T2 Hotel signed an agreement amending the lease agreement with the Mexico City International Airport to extend the term of its lease for five years until April 30, 2034.

On April 24, 2026, GACN reported that pursuant to the resolutions adopted at the Annual General Ordinary Shareholders’ Meeting held on that same date, shareholders approved a cash dividend in the amount of Ps.4,900,000, to be paid in two installments: the first installment of Ps.2,450,000 no later than May 31, 2026, and a second installment of Ps.2,450,000, no later than November 30, 2026.

29.         Authorization for the issuance of the consolidated financial statements

The Company’s consolidated financial statements were authorized for issuance on April 30, 2026, by the Chief Executive Officer, Ricardo Dueñas Espriu and Ruffo Pérez Pliego del Castillo, General Director of Administration and Finance and by the Board of Directors, consequently these do not reflect the events that occurred after that date, and are subject to the approval of the ordinary shareholders’ meeting of the Entity, who may decide to modify them in accordance with the provisions of the General Law of Commercial.

The consolidated financial statements as of December 31, 2024, were approved by the Annual Stockholders’ Meeting held on April 25, 2025.

* * * * * *